Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

HEYCO ENERGY GROUP, INC.,

HARVEY E. YATES COMPANY,

MATADOR RESOURCES COMPANY,

and

MRC DELAWARE COMPANY, LLC

Dated as of January 19, 2015

i

ARTICLE VII COVENANTS OF PARENT AND MERGER SUBSIDIARY		72
7.1	Use of Company Names and Marks	72
7.2	Statement of Resolutions	73
7.3	Parent Shareholders Meeting	73

ARTICLE VIII MUTUAL COVENANTS		73
8.1	Company Employee Matters	73
8.2	Governmental Consents	75
8.3	Wellbore and Overriding Royalty Assignments	76
8.4	Tax Matters	76
8.5	Notification of Certain Matters	80
8.6	Further Assurances	81
8.7	Sole Shareholder Representation on Parent Board	81
8.8	Records	81

ARTICLE IX CONDITIONS PRECEDENT		81
9.1	Conditions to Each Party’s Obligation	81
9.2	Conditions to Obligation of Parent and Merger Subsidiary	82
9.3	Conditions to Obligations of the Company and the Sole Shareholder	83

ARTICLE X CLOSING		84
10.1	Closing	84
10.2	Actions to Occur at Closing	84

ARTICLE XI TERMINATION, AMENDMENT AND WAIVER		86
11.1	Termination	86
11.2	Notice of Termination; Effect of Termination	87
11.3	Return of Confidential Information	87

ARTICLE XII SURVIVAL; INDEMNITY		88
12.1	Survival	88
12.2	Indemnification	88
12.3	Third-Party Claim Procedures	89
12.4	Direct Claim Procedures	91
12.5	Calculation of Damages	91
12.6	Exclusive Remedy	92
12.7	Disclaimer	92

ARTICLE XIII GENERAL PROVISIONS		92
13.1	Amendment and Modification	92
13.2	Severability	93
13.3	Expenses	93
13.4	Parties in Interest	93
13.5	Notices	93
13.6	Counterparts	94

13.7	Time	94
13.8	Entire Agreement	94
13.9	Public Announcements	95
13.10	Assignment	95
13.11	Governing Law	95

EXHIBITS

Exhibit A-1	Leases
Exhibit A-2	Wells and Units
Exhibit A-3	Easements, Rights of Way and Surface Use Agreements
Exhibit B	Statement of Resolutions for Series A Convertible Preferred Stock
Exhibit C	Registration Rights Agreement
Exhibit D	Example Operating Amount Schedule
Exhibit E	Allocated Values

COMPANY DISCLOSURE SCHEDULES

Schedule 1.1(a)	Excluded Assets
Schedule 1.1(b)	Knowledge Parties
Schedule 1.1(b)(ii)	Loan Agreements
Schedule 1.1(d)	Permitted Encumbrances - Liens
Schedule 5.1(a)	Jurisdictions
Schedule 5.1(b)	Capitalization of the Company – Voting Rights
Schedule 5.1(c)	Company Subsidiaries
Schedule 5.1(e)	Conflicts; Required Filings and Consents
Schedule 5.1(f)	Undisclosed Liabilities or Obligations
Schedule 5.1(g)	Ordinary Course of Business
Schedule 5.1(h)(i)	Compliance with Applicable Law; Permits
Schedule 5.1(h)(ii)	Company Permits
Schedule 5.1(i)	Litigation
Schedule 5.1(j)	Insurance Policies
Schedule 5.1(k)(ii)	Wells and Equipment
Schedule 5.1(k)(iii)	Suspended Proceeds
Schedule 5.1(k)(iv)	Wells Not Held By Production
Schedule 5.1(k)(vi)	Preferential Purchase or Similar Rights
Schedule 5.1(k)(vii)	Authorities For Expenditures or Commitments
Schedule 5.1(l)	Owned Real Property
Schedule 5.1(m)	Leased Real Property
Schedule 5.1(n)	Easements
Schedule 5.1(o)	Personal Property
Schedule 5.1(p)	Environmental Matters
Schedule 5.1(q)	Taxes
Schedule 5.1(r)(i)	Default Material Contracts

Schedule 5.1(r)(ii)	Material Contracts
Schedule 5.1(s)(i)	Applicable Employee Benefit Plans
Schedule 5.1(s)(ii)	Employee Benefit Plans - Others
Schedule 5.1(s)(iv)	Disqualified Employee Benefit Plans
Schedule 5.1(s)(ix)	Effect of the Transaction
Schedule 5.1(t)(i)	Collective Bargaining Agreements
Schedule 5.1(t)(ii)	Company Employees
Schedule 5.1(t)(iv)	Workers’ Compensation
Schedule 5.1(u)	Intellectual Property
Schedule 5.1(v)	Brokers’ Commissions
Schedule 5.2(c)	Conflicts - Sole Shareholder
Schedule 6.1(a)	Conduct of Business Pending Closing – Exceptions to Ordinary Course of Business
Schedule 6.1(d)	Conduct of Business Pending Closing – Existing Contracts
Schedule 8.1(b)	Key Employees
Schedule 9.2(f)	Third-Party Consents

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 19, 2015, is made by and among HEYCO Energy Group, Inc., a Delaware corporation (the “Sole Shareholder”), Harvey E. Yates Company, a New Mexico corporation (the “Company”), Matador Resources Company, a Texas corporation (“Parent”), and MRC Delaware Company, LLC, a Texas limited liability company and direct wholly owned subsidiary of Parent (“Merger Subsidiary”).

RECITALS

WHEREAS, the Company owns certain Oil and Gas Properties (as defined below) located in the Delaware Basin and described in more detail on Exhibit A-1 and Exhibit A-2;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Texas Business Organizations Code, as amended (the “TBOC”) and the New Mexico Business Corporation Act, as amended (the “BCA”), Parent, Merger Subsidiary and the Company will enter into a business combination pursuant to which the Company will merge with and into Merger Subsidiary, an entity organized for the sole purpose of entering into the transaction contemplated hereby, with Merger Subsidiary being the surviving company (the “Merger”);

WHEREAS, the parties to this Agreement intend that, for U.S. federal income tax purposes, the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined below) and the rules and regulations promulgated thereunder;

WHEREAS, the respective boards of directors or similar governing bodies of Parent, Merger Subsidiary, the Sole Shareholder and the Company have approved this Agreement, the Merger and the related transactions contemplated hereby, and have determined that the Merger is advisable to, and in the best interests of, the respective companies and their respective equityholders, as applicable; and

WHEREAS, (i) Parent, as the sole member of Merger Subsidiary, has approved this Agreement, the Merger and the related transactions contemplated hereby in accordance with the TBOC and Merger Subsidiary’s Governing Documents (as defined below) and (ii) the Sole Shareholder has approved this Agreement, the Merger and the related transactions contemplated hereby in accordance with the BCA and the Company’s Governing Documents;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINED TERMS; RULES OF CONSTRUCTION

1.1 Definitions. The following terms shall have the following meanings in this Agreement:

“Acquisition Proposal” has the meaning set forth in Section 6.4(b).

“Affiliate” or “Affiliates” means, with respect to any Person, any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. For purposes of this Agreement, the Surviving Company and the Company Subsidiaries will be deemed to be Affiliates of Parent on (following the Closing) and after the Closing Date and will not be deemed to be Affiliates of the Sole Shareholder on (following the Closing) and after the Closing Date.

“Affiliated Group” means any affiliated group within the meaning of section 1504(a) of the Code or any similar or analogous group defined under a similar or analogous provision of applicable state, local or foreign Tax Law.

“Aggregate Deductible” has the meaning set forth in Section 4.3(c)(iii).

“Agreed Accounting Principles” means the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Balance Sheet.

“Agreed Pre-Closing Environmental Amount” has the meaning set forth in Section 4.4(c)(ii).

“Agreed Pre-Closing Title Amount” has the meaning set forth in Section 4.3(c)(i).

“Agreement” has the meaning set forth in the Preamble.

“Allocated Value” has the meaning set forth in Section 4.2.

“Antitrust Laws” means, collectively, (a) the HSR Act; (b) the Sherman Antitrust Act of 1890, as amended; (c) the Clayton Act of 1914, as amended; (d) the Federal Trade Commission Act of 1914, as amended; and (e) any other Applicable Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Applicable Employee Benefit Plan” has the meaning set forth in Section 5.1(s)(i).

“Applicable Laws” means laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions and writs of any Governmental Authority applicable to the business or operations of the Company and the Company Subsidiaries.

“Assumed Liabilities” has the meaning set forth in Section 2.3

“August Balance Sheet” has the meaning set forth in Section 3.3.

“Balance Sheet” has the meaning set forth in Section 5.1(f).

“Balance Sheet Date” means September 1, 2014.

“BCA” has the meaning set forth in the Recitals.

“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in Dallas, Texas, are authorized or required to be closed.

“Casualty Loss” has the meaning set forth in Section 4.8(b).

“Cawley Gillespie” has the meaning set forth in Section 5.1(k)(i).

“Cawley Gillespie Report” has the meaning set forth in Section 5.1(k)(i).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Closing” has the meaning set forth in Section 10.1.

“Closing Adjustment Amount” means an amount equal to (a) any Initial Adjustment Amount, plus or minus (b) the Pre-Closing Title Adjustment Amount, if any, minus (c) the Pre-Closing Environmental Adjustment Amount, if any, minus (d) the Allocated Values of Oil and Gas Properties treated as Excluded Assets pursuant to Section 4.6, Section 4.7, Section 4.8, and Section 6.2(a).

“Closing Cash Merger Consideration” means an amount equal to (a) $37,396,284.00, minus (b) the Closing Adjustment Amount (which amount will be added if a negative number), minus (c) the Company Transaction Costs, minus (d) the Debt Pay-Off Amount and/or the Retained Debt Amount, as applicable; provided, that if such amount is negative, the number of Payment Shares shall be reduced as set forth in the definition of “Payment Shares” and the Closing Cash Merger Consideration shall be deemed to be $0.00; provided further that, subject to waiver in the sole discretion of the Sole Shareholder, the Closing Cash Merger Consideration shall not equal or exceed the amount that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the rules and regulations promulgated thereunder.

“Closing Date” has the meaning set forth in Section 10.1.

“Closing Date Balance Sheet” has the meaning set forth in Section 3.4(a).

“Closing Merger Consideration” means the Closing Cash Merger Consideration plus the Closing Stock Consideration.

“Closing Operating Amount” has the meaning set forth in Section 3.4(a).

“Closing Operating Deficiency” has the meaning set forth in Section 3.4(a).

“Closing Operating Surplus” has the meaning set forth in Section 3.4(a).

“Closing Stock Consideration” means the Payment Shares minus the Escrow Shares.

“Code” means the United States Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

“Company” has the meaning set forth in the Preamble.

“Company Assets” means all the assets of the Company Entities.

“Company Business” means, collectively, all businesses of the Company Entities.

“Company Common Stock” shall mean the common stock of the Company, par value $10.00 per share.

“Company Disclosure Letter” means that certain disclosure letter of even date with this Agreement from the Company to Parent delivered concurrently with the execution and delivery of this Agreement.

“Company Disclosure Schedules” means the schedules listed on the Company Disclosure Letter.

“Company Employees” has the meaning set forth in Section 5.1(t)(ii).

“Company Entities” means the Company and the Company Subsidiaries.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in the first sentence of Section 5.1(a) (Organization, Good Standing and Other Matters) and in Section 5.1(b) (Ownership; Capitalization of the Company), Section 5.1(d) (Authority), and Section 5.1(v) (Brokers’ Commissions).

“Company Indemnified Parties” has the meaning set forth in Section 12.2(b).

“Company Names and Marks” means the name “Harvey E. Yates Company,” “HEYCO” and all derivatives and formulations thereof as used by the Company and the Company Subsidiaries in connection with the conduct of their businesses and any trade name, trademark, service mark, logo or internet domain comprising the foregoing.

“Company Permits” has the meaning set forth in Section 5.1(h).

“Company Reserve Reports” has the meaning set forth in Section 5.1(k)(i).

“Company Share” and “Company Shares” have the meaning set forth in Section 2.6(b).

“Company Subsidiaries” means Nadel and Gussman HEYCO, LLC.

“Company Tax Opinion” has the meaning set forth in Section 9.3(e).

“Company Transaction Costs” means all fees, costs and expenses of any financial advisors, consultants, engineers or attorneys engaged by the Company or the Sole Shareholder and payable by the Company in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement and the other Transaction Documents which are unpaid as of the Closing.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of September 15, 2014, by and between the Sole Shareholder and MRC Permian Company, a subsidiary of Parent, as amended.

“Consents” means all authorizations, consents, orders or approvals of, or registrations, declarations or filings with, or expiration of waiting periods imposed by, any Governmental Authority.

“Contracts” means any contracts and agreements by which any Company Entity and/or the Oil and Gas Properties are bound or affected, including operating agreements, unitization, pooling and communitization agreements, declarations and orders, joint venture agreements, farmin and farmout agreements, water rights agreements, seismic licenses (and all interpretations thereof), exploration agreements, area of mutual interest agreements, participation agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, notes, bonds, mortgages, indentures, deed of trusts, other evidence of indebtedness, licenses, leases, or other legally binding instruments or contractual obligations and further including the Material Contracts provided, however, that the term “Contract” shall not include Easements, the instruments constituting the Leases, or the assignments or conveyances in any Company Entity’s chain of title to the Leases.

“Conversion Shares” means the shares of Parent Common Stock to be issued upon conversion of the Payment Shares.

“Cure Period” has the meaning set forth in Section 11.1(b)(i).

“Damages” has the meaning set forth in Section 12.2(a).

“Debt” means (a) all indebtedness of the Company and the Company Subsidiaries for the repayment of borrowed money, including any indebtedness burdening any of the Oil and Gas Properties, whether or not represented by debentures, notes or similar instruments, all accrued and unpaid interest thereon, and, solely with respect to the Loan Agreements, all premiums, penalties, fees and other amounts included in the Debt Pay-Off Amount, (b) any indebtedness of the Company or a Company Subsidiary under any leases which are or should have been recorded as capital leases on the historical financial statements of the Company to the extent not reflected as a current liability on the August Balance Sheet, (c) any deferred purchase price for property or services (other than current trade payables incurred in the Ordinary Course of Business) payable by the Company or a Company Subsidiary or (d) direct or indirect guarantees by the Company or a Company Subsidiary in respect of, any obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, any such indebtedness or obligations referred to in clauses (a) through (c) above or any indebtedness or obligations of any other Person.

“Debt Pay-Off Amount” has the meaning set forth in Section 3.2(a)(i).

“Defensible Title” means such title of the Company with respect to the Oil and Gas Properties that:

(a) with respect to each Well, Lease or Unit shown in Exhibits A-1 or A-2, entitles the Company to receive the Net Revenue Interest and Net Acres, as applicable, shown in Exhibits A-1 or A-2 for such Well, Lease or Unit (as to the depths identified therein) throughout the duration of the productive life of such Well, Lease or Unit, except for (i) decreases in connection with those operations in which the Company may from and after the date of this Agreement be a non-consenting co-owner if permitted by the terms of this Agreement and (ii) decreases resulting from the establishment or amendment from and after the date of this Agreement of pools or units if permitted by the terms of this Agreement;

(b) with respect to each Well, Lease or Unit shown in Exhibits A-1 or A-2, obligates the Company to bear a Working Interest (as to the depths identified therein) not greater than the Working Interest shown in Exhibits A-1 or A-2 for such Well, Lease or Unit without increase throughout the productive life of such Well, Lease or Unit, except (i) increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements and (ii) increases to the extent that they are accompanied by at least a proportionate increase in the Company’s Net Revenue Interest;

(c) subject to Permitted Encumbrances, is free and clear of all Liens and defects; and

(d) with respect to the Oil and Gas Properties other than the Leases, Wells or Units, is defensible.

“DOJ” means the United States Department of Justice.

“Easement” means the easements, rights-of-way agreements, land-related licenses and surface use agreements, land use agreements and similar types of land-related agreements of the Company and the Company Subsidiaries that are used in the business conducted by the Company and the Company Subsidiaries, including those set forth on Exhibit A-3; provided, that Easements shall not include Owned Real Property or Leased Real Property.

“Effective Time” has the meaning set forth in Section 2.2.

“Employee Benefit Plan” or “Employee Benefit Plans” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and any bonus, deferred compensation, incentive compensation, equity ownership, equity purchase, equity option, phantom shares, vacation, employment, severance, disability, death benefit, hospitalization or insurance plan, program, policy, agreement or arrangement providing compensation or benefits to any present or former employee of the Company, any Company Subsidiary or any ERISA Affiliate.

“Environmental Arbitrator” has the meaning set forth in Section 4.4(e).

“Environmental Conditions” means (a) a condition existing with respect to the air, soil, subsurface, surface waters, ground waters and/or sediments that causes any of the Oil and Gas Properties or any Owned Real Property (or any Company Entity with respect to the Oil and Gas Properties or any Owned Real Property) not to be in compliance with any Environmental Law, including the matters set forth on Company Disclosure Schedule 5.1(p) or (b) the existence with respect to any Oil and Gas Properties or their operation of any regulatory violation or environmental pollution, contamination, degradation, damage or injury such that remedial or corrective action is presently required (or if known, would be presently required) under Environmental Laws; provided, however, that the term “Environmental Condition” shall not include current obligations to plug or abandon any Well.

“Environmental Cure Date” has the meaning set forth in Section 4.4(b)(i).

“Environmental Laws” means all Applicable Laws pertaining to the prevention of pollution, remediation of contamination, protection of natural resources or threatened, endangered or protected species, restoration of environmental quality, pipeline safety or, to the extent related to actual or potential exposure (or the effects of exposure) to hazardous, toxic or radioactive materials, human health and safety.

“Environmental Review” has the meaning set forth in Section 6.2(a).

“Equipment” means all equipment, machinery, fixtures and other tangible personal property and improvements located on the Properties and used or held for use by the Company or any of its Affiliates in connection with the operation of the Properties, including any wells, tanks, boilers, buildings, fixtures, injection facilities, saltwater disposal facilities, compression facilities, pumping units and engines, flow lines, pipelines, gathering systems, gas and oil treating facilities, machinery, power lines, telephone and telegraph lines, roads, and other appurtenances, improvements and facilities.

“Equity Interests” means (a) with respect to any corporation, all shares, interests, participations or other equivalents of capital stock of such corporation, however designated, and (b) with respect to any partnership or limited liability company, all partnership or limited liability company interests, units, participations or equivalents of partnership or limited liability company interests of such partnership or limited liability company, however designated.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.1(s)(i).

“Escrow Account” means the account or accounts established with the Escrow Agent pursuant to the Escrow Agreement to hold the Escrow Amount.

“Escrow Agent” means the entity to be mutually agreed upon by the parties to serve as the escrow agent under the Escrow Agreement.

“Escrow Agreement” means the escrow agreement to be entered into at Closing by Parent, Sole Shareholder and Escrow Agent with respect to any Title Defect Properties or Environmental Conditions that are subject to Section 4.3 or Section 4.4, as applicable, which escrow agreement shall be in the form mutually agreed by the parties.

“Escrow Amount” means (i) $25,000,000, plus (ii) the sum of all amounts deposited into the Escrow Account pursuant to Section 4.3(b), Section 4.3(d), Section 4.4(b)(i) and Section 4.4(e)(i), which aggregate amount shall consist entirely of Series A Preferred Stock included in the Payment Shares valued at $240.00 per share (the “Escrow Shares”); provided, that the Escrow Amount shall not exceed $30,000,000.

“Escrow Release Date” has the meaning set forth in Section 3.2(b).

“Escrow Shares” has the meaning set forth in the definition of “Escrow Amount.”

“Estimated Operating Deficiency” has the meaning set forth in Section 3.3.

“Estimated Operating Surplus” has the meaning set forth in Section 3.3.

“Example Operating Amount Schedule” has the meaning set forth in the definition of “Operating Amount.”

“Exchange Act” has the meaning set forth in Section 5.3(f).

“Excluded Assets” means:

(a) The names “Harvey E. Yates Company” and “HEYCO” and all other Company Names and Marks, all goodwill of the business associated with the foregoing and the right to sue for and/or settle any past, present or future infringement thereof;

(b) Any assets deemed to be Excluded Assets pursuant to the terms of this Agreement;

(c) All indemnity rights, rights under any Contracts and all other claims of the Sole Shareholder or any Affiliate of the Sole Shareholder (other than the Company or any Company Subsidiary) against any third Person to the extent Sole Shareholder is liable for payment or required to indemnify Parent and its Affiliates under Article 12 for any such matter (whether or not such claims are pending or threatened as of the date hereof or the Closing Date);

(d) Originals and copies of the Records retained by Sole Shareholder pursuant the terms of this Agreement and any Records to the extent related to the other Excluded Assets;

(e) Any data (other than seismic data) or software listed on Company Disclosure Schedule 1.1(a) to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement, or by applicable Law, and for which no consent to transfer has been received prior to the Effective Time or for which Parent has not agreed in writing to pay the fee or other consideration, as applicable; and

(f) All other assets listed on Company Disclosure Schedule 1.1(a); provided, however, that, within ten (10) Business Days after the date hereof, the Sole Shareholder may supplement such schedule as mutually agreed by the parties.

“Excluded Liabilities” means all Damages arising from, based upon, related to or associated with (a) the Excluded Assets, (b) any Proceeding by any Person against the Company, the Sole Shareholder or their respective boards of directors relating to the authorization and approval of this Agreement and the transactions contemplated hereby, (c) any Proceeding by any Person (other than Parent or any of its Affiliates) against the Company, the Sole Shareholder or their respective boards of directors asserting a claim to any portion of the Merger Consideration or to any ownership interest in any Company Entity prior to the Effective Time, (d) all assets owned by any Company Entity prior to the Closing and no longer held by any Company Entity as of the Closing, (e) any claim or Proceeding by or related to any Company Employee, former employee of a Company Entity or independent contractor in connection with an event, fact or circumstance arising in connection with or prior to the Effective Time, (f) any claim for injury or death to any natural person attributable to or arising out of any Company Entity’s ownership or operation of the Oil and Gas Properties or part thereof prior to the Effective Time, and (g) any claim that any Company Entity failed to pay, missed a payment of, or made an error in the payment of any proceeds of production (including royalties, minimum royalties, rentals, shut-in payments and overriding royalties) during such Person’s period of ownership or operation of the Oil and Gas Properties, or any part thereof, prior to the Effective Time.

“Excluded ORRIs” has the meaning set forth in Section 8.3(b).

“Excluded Wellbores” has the meaning set forth in Section 8.3(a).

“Final Adjustment Amount” means an amount equal to any Final Operating Surplus or any Final Operating Deficiency, as applicable, expressed as a positive number in the case of a Final Operating Surplus and as a negative number in the case of a Final Operating Deficiency.

“Final Adjustment Deficiency” has the meaning set forth in Section 3.4(c).

“Final Adjustment Surplus” has the meaning set forth in Section 3.4(c).

“Final Interim Statement” has the meaning set forth in Section 3.4(a).

“Final Operating Deficiency” has the meaning set forth in Section 3.4(b).

“Final Operating Surplus” has the meaning set forth in Section 3.4(b).

“Financial Statements” has the meaning set forth in Section 5.1(f).

“Friesen” has the meaning set forth in Section 5.1(k)(i).

“Friesen Report” has the meaning set forth in Section 5.1(k)(i).

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governing Documents” means, when used with respect to an entity, the documents governing the formation, operation and governance of such entity, including (a) in the instance of a corporation, the articles of incorporation, certificate of incorporation or certificate of formation and bylaws of such corporation, (b) in the instance of a partnership, the partnership agreement, (c) in the instance of a limited partnership, the certificate of formation and the limited partnership agreement, and (d) in the instance of a limited liability company, the articles of organization or certificate of formation and operating agreement or limited liability company agreement.

“Governmental Authority” means any (a) federal, state, local, municipal, foreign or other government, (b) governmental department, commission, board, branch, bureau, agency, court or other governmental entity or (c) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, in each case whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

“Governmental Authorization” means any approval, consent, license, permit, variance, exemption, order, franchise, approval, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Applicable Law.

“Hazardous Material” means a material, substance or waste that is listed, regulated or otherwise defined as “hazardous,” “toxic,” “radioactive,” or words of similar intent or meaning under Environmental Laws, including petroleum, petroleum by-products, or flammable or explosive substances or oil and gas wastes excluded from regulation as hazardous waste under the Resource Conservation and Recovery Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, including scrubber liquid inventory and ethane, propane, isobutane, nor-butane and gasoline inventories (excluding tank bottoms), and sulphur and other minerals extracted from or produced from the foregoing hydrocarbons.

“Indemnified Party” has the meaning set forth in Section 12.3(a).

“Indemnifying Party” has the meaning set forth in Section 12.3(a).

“Individual Environmental Threshold” has the meaning set forth in Section 4.4(c)(iv).

“Initial Adjustment Amount” means an amount equal to any Estimated Operating Surplus or any Estimated Operating Deficiency, as applicable, expressed as a positive number in the case of an Estimated Operating Surplus and as a negative number in the case of an Estimated Operating Deficiency.

“Initial Interim Statement” has the meaning set forth in Section 3.3.

“Insurance Policies” has the meaning set forth in Section 5.1(j).

“Intellectual Property” means the following intellectual property rights, including both statutory and common law rights, as applicable: (a) copyrights; (b) trademarks, service marks, trade names, slogans, domain names, logos, and trade dress; (c) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, renewals and extensions of the foregoing); (d) trade secrets, including but not limited to, ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable; and (e) registrations and applications for registrations for any of the foregoing.

“Interim Period” means the period from September 1, 2014 through 11:59 p.m., Dallas, Texas time, on the day that is immediately prior to the Closing Date.

“IRS” has the meaning set forth in Section 5.1(s)(i).

“Key Employees” has the meaning set forth in Section 8.1(b).

“Knowledge” means (a) with respect to the Company or the Sole Shareholder, the actual knowledge of the individuals set forth on Company Disclosure Schedule 1.1(b) after due inquiry of the relevant employees, files and records of the Company and the Sole Shareholder and (b) with respect to Parent, the actual knowledge of the executive officers of Parent and the knowledge such executive officers would reasonably be expected to obtain in the course of diligently performing his or her duties for Parent.

“Lands” means such lands covered by the Leases or pooled, unitized, communitized or consolidated therewith.

“Leased Real Property” means all of the real property leased by the Company or any of the Company Subsidiaries; provided, that Easements and the Leases are not included within the definition of “Leased Real Property.”

“Leases” means all of the oil and gas leases; oil, gas and mineral leases; subleases and other leaseholds; carried interests; mineral fee interests; overriding royalty interests; reversionary rights, farmout rights; options; and other properties and interests (including any financial or contractual interests) in Eddy and Lea Counties, New Mexico owned by the Company or any Company Subsidiary, including the items described on Exhibit A-1.

“Liens” means liens, pledges, security interests, mortgages, rights of first refusal, claims, easements, option rights, charges, deeds of trust, rights of way, encroachments or any other similar encumbrances of any kind and other restrictions or limitations on ownership or use of real or personal property or irregularity in title thereto.

“Limitation Exceptions” has the meaning set forth in Section 12.2(a).

“Loan Agreements” means, collectively, the Debt documents set forth on Company Disclosure Schedule 1.1(b)(ii).

“Material Adverse Effect” means, with respect to Parent, Merger Subsidiary, the Company or the Sole Shareholder, as the case may be, any change, circumstance, effect, event, fact or development that, individually or in the aggregate, has had or may reasonably be expected to have a material adverse effect on, as applicable, (a) the business, financial condition, properties, assets, liabilities, or results of operations of such party and its Subsidiaries, taken as a whole or (b) the ability of the party to perform its obligations under this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby; provided, however that a Material Adverse Effect shall not include any material adverse effects resulting from (i) general changes or deterioration in the oil and gas industry, economic or political conditions; (ii) civil unrest or the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism; (iii) acts of God, including storms or other naturally occurring events; (iv) acts or failures to act by Governmental Authorities; (v) the execution of this Agreement, or the announcement, disclosure or pendency of the transactions contemplated by this Agreement or any other Transaction Document; (vi) any change in accounting requirements or principles imposed upon the party, its Subsidiaries or their respective businesses; (vii) any change in Applicable Laws or Environmental Laws or the interpretation thereof; (viii) compliance with the terms of, or the taking of any action required by, this Agreement or any other Transaction Document, (ix) any reclassification or recalculation of reserves in the ordinary course of business consistent with past practices, (x) changes in the price of Hydrocarbons, (xi) natural declines in well performance, and (xii) matters that are cured or no longer exist by the earlier of Closing or the termination of this Agreement; in each case of clauses (i), (ii), (iv), (vii) and (x) to the extent that such matter does not disproportionately affect the party and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which the party and its Subsidiaries operate.

“Material Contracts” has the meaning specified in Section 5.1(r)(ii).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1.

“Merger Subsidiary” has the meaning set forth in the Preamble.

“Net Acres” means, as computed separately with respect to each Lease, (a) the number of gross acres in the land covered by such Lease, multiplied by (b) the undivided percentage interest in the mineral interest estate covered by such Lease, multiplied by (c) the

Company’s Working Interest in such Lease (whether by direct leasehold ownership, contractual rights, financial interest or otherwise); provided that in the event that such Lease covers separate tracts with different ownership, Net Acres shall be calculated separately for each such tract (without duplication).

“Net Revenue Interest” with respect to any Well, Lease or Unit, means the interest in and to all Hydrocarbons produced, saved, and sold from or allocated to such Well, Lease or Unit after giving effect to all royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests, and other burdens upon, measured by, or payable out of production therefrom.

“New Key Employee Arrangements” has the meaning set forth in Section 8.1(b).

“NORM” shall mean naturally occurring radioactive material.

“Objection Notice” has the meaning set forth in Section 3.4(b).

“Oil and Gas Properties” means, with respect to the Company or any of the Company Subsidiaries, all of the Company’s or any of such Company Subsidiaries’ right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following, excluding however, the Excluded Assets:

(a) the Leases, together with each and every kind and character of right, title, claim, and interest in and to the Leases and the Lands;

(b) the Wells;

(c) the Units, including all interests in Hydrocarbon production from any such Unit, whether such Unit Hydrocarbon production comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to the Leases and Units;

(d) the Contracts, provided that “Contracts” shall exclude any contracts, agreements and instruments to the extent transfer is restricted in accordance with Sections 4.6 or 4.7.

(e) the Easements, provided that “Easements” shall exclude any permits and other appurtenances to the extent transfer is restricted in accordance with Sections 4.6 or 4.7;

(f) the Equipment;

(g) all Hydrocarbons produced from or attributable to the Properties from and after the Effective Time, and all inventories of Hydrocarbons produced from or attributable to the Properties that are in storage on the Effective Time; and

(h) the Records, provided, however, that the Sole Shareholder may retain the originals of such Records as the Sole Shareholder has determined may be required for litigation, Tax, accounting, and auditing purposes in which case the Sole Shareholder shall instead provide Parent with copies of such retained Records at the Sole Shareholder’s sole cost and expense.

“Operating Amount” means an amount equal to (a) the sum of all income, revenues and proceeds recognized or received by or on behalf of the Company or any Company Subsidiary attributable to the Interim Period and in respect of owning, developing, operating and maintaining the Oil and Gas Properties, including the sale of Hydrocarbons produced from the Oil and Gas Properties during the Interim Period, minus (b) the sum of all costs, expenses and other expenditures incurred or accrued by the Company or any Company Subsidiary and attributable to production of Hydrocarbons from the Oil and Gas Properties during the Interim Period in respect of owning, developing, operating and maintaining the Oil and Gas Properties, minus (c) all Hydrocarbon inventories from the Properties in storage tanks upstream of delivery points to the relevant purchasers on September 1, 2014 (net of royalties and other costs payable out of the proceeds of production), minus (d) the Company’s cash on hand as of the Closing Date, minus (e) all of the Company’s accounts receivable as of the Closing Date which pertain to the Interim Period and in respect of owning, developing, operating and maintaining the Oil and Gas Properties, plus (f) all the Company’s accounts payable as of the Closing Date and in respect of owning, developing, operating and maintaining the Oil and Gas Properties, minus (g) all of the Company’s accounts receivable which pertain to the Interim Period and pertaining to costs incurred by the Company with respect to other working interest owners in the Company’s role as operator, to the extent the Company or any Company Subsidiary has not been reimbursed for such costs, plus (h) all of the Company’s accounts payable pertaining to costs incurred by the Company with respect to other working interest owners in the Company’s role as operator (including run disbursements), in each case, as presented on the Initial Interim Statement or the Final Interim Statement, as applicable, in each case prepared in accordance with the Agreed Accounting Principles and the example set forth in Exhibit D (the “Example Operating Amount Schedule”). For purposes of calculating the Operating Amount, Taxes of the Company are taken into account as follows: (i) payroll Taxes are taken into account only to the extent imposed on the Company with respect to a payroll expense (other than Taxes) that is taken into account for purposes of calculating the Operating Amount; (ii) Taxes imposed on a transaction basis (e.g., sales Taxes, use Taxes and severance Taxes) are taken into account only to the extent imposed on a transaction the income, revenues or proceeds from which are taken into account for purposes of calculating the Operating Amount; (iii) income, franchise and similar Taxes are taken into account by multiplying 39.75% (i.e., the combined effective Tax rate of the Company) by the taxable income resulting solely from the Tax items arising (on a closing of the books basis) from the Oil and Gas Properties during the Interim Period, provided, however, that deductions for depreciation or amortization, and any exemptions or allowances provided for under Applicable Laws that are a fixed dollar amount, or that are calculated or provided for on an annual basis, shall be apportioned on a time basis by assuming that an equal portion of such deductions, exemptions or allowances for the entire Tax period is allocable to each day in such Tax period; and (iv) Taxes (other than those described in clauses (i), (ii) or (iii) of this definition) imposed on a periodic basis (e.g., property and ad valorem Taxes) are taken into account on a pro rata basis (determined using the Allocated Values of the Oil and Gas Properties and the number of days within the relevant Tax period that fall within the Interim Period).

“Operating Amount Target” means $0.00.

“Operating Deficiency” means the amount by which the Operating Amount Target exceeds Operating Amount.

“Operating Surplus” means the amount by which the Operating Amount exceeds the Operating Amount Target.

“Order” means any order, injunction, judgment, decree, ruling, writ or assessment of a Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Company and the Company Subsidiaries through the Closing Date.

“Owned Real Property” means all of the real property owned in fee by the Company or any of the Company Subsidiaries, together with the improvements on such real property and all easements, appurtenances, rights, privileges and other hereditaments pertaining thereto; provided, that the Oil and Gas Properties, Leases and Easements are not included within the definition of “Owned Real Property.”

“Parent” has the meaning set forth in the Preamble.

“Parent Charter” means the Amended and Restated Certificate of Formation of Parent.

“Parent Charter Amendment” means an amendment to the Parent Charter to increase the number of authorized shares of Parent Common Stock to a number sufficient (taking into account all shares of Parent Common Stock that are issued and outstanding and all shares of Parent Common Stock reserved for issuance under Parent’s equity incentive plans and any other obligations of Parent to reserve Parent Common Stock upon the conversion, exchange or exercise of other securities of Parent) to provide for and permit the issuance of the Conversion Shares.

“Parent Financial Statements” has the meaning set forth in Section 5.3(f).

“Parent Fundamental Representations” means the representations and warranties of Parent and the Merger Subsidiary set forth in the first and second sentences of Section 5.3(a) (Organization, Good Standing and Other Matters) and in Section 5.3(b) (Authority), Section 5.3(d) (Capitalization of Parent), Section 5.3(e) (Payment Shares) and Section 5.3(l) (Brokers’ Commissions).

“Parent Indemnified Parties” has the meaning set forth in Section 12.2(a).

“Parent Plans” has the meaning set forth in Section 8.1(c).

“Parent Preferred Stock” has the meaning set forth in Section 5.3(d).

“Parent Shareholders Meeting” has the meaning set forth in Section 7.3.

“Parent Tax Opinion” has the meaning set forth in Section 9.2(g).

“Pay-Off Letter” or “Pay-Off Letters” means the letters, and any updates thereto, to be sent by each of the Company’s lenders or debt holders under the Loan Agreements to Parent prior to Closing, which letters shall specify the aggregate amount of Debt that will be outstanding as of the Effective Time under each Loan Agreement and wire transfer information for each such lender or debt holder to be paid at Closing.

“Payment Shares” means 3,140,960 shares of Parent Common Stock and 150,000 shares of Series A Preferred Stock; provided, that if the calculation set forth in the definition of Closing Cash Merger Consideration would result in a negative amount, the number of Payment Shares shall be reduced by a number of shares equal to the quotient of (a) the amount that Closing Cash Merger Consideration would be less than zero, divided by (b) $24.00, in the case of shares of Parent Common Stock and $240.00, in the case of Series A Preferred Stock; provided, that, (i) any reduction in the number of Payment Shares shall first be made to the shares of Series A Preferred Stock until such shares are reduced to zero, and (ii) if the resulting amount of Payment Shares is not a whole number, the number of Payment Shares to be actually issued shall be rounded up or down to the nearest whole share.

“Permitted Encumbrances” means (a) lessor’s royalties, non-participating royalties, overriding royalties, reversionary interests, and similar burdens upon, measured by or payable out of production if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interest of the Company in any Well, Lease or Unit to an amount less than the Net Revenue Interest set forth on Exhibit A-1 or Exhibit A-2 for such Well, Lease or Unit and does not obligate the Company to bear a Working Interest for such Well, Lease or Unit in any amount greater than the Working Interest set forth on Exhibit A-1 or Exhibit A-2 for such Well, Lease or Unit (unless the Net Revenue Interest for such Well, Lease or Unit is greater than the Net Revenue Interest set forth on Exhibit A-1 or Exhibit A-2 in the same or greater proportion as any increase in such Working Interest); (b) third-Person consent requirements, rights of first refusal, preferential rights to purchase and similar rights (i) that are not applicable to the transactions contemplated by this Agreement, (ii) if unconditional waivers or consents are obtained from the appropriate Persons prior to the Closing Date, or (iii) to the extent relating to Excluded Assets; (c) statutory Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) mechanics’, carriers’, workers’, repairers’ and other similar Liens imposed by Applicable Law arising or incurred in the Ordinary Course of Business for obligations that are not overdue or that are being contested in good faith by appropriate proceedings; (e) other Liens (excluding Liens for Taxes, which are addressed solely by clause (c)) arising or incurred in the Ordinary Course of Business that were not incurred in connection with the borrowing of money or the advance of credit and that do not materially interfere with the conduct of the business conducted by the Company and the Company Subsidiaries, taken as a whole; (f) easements, surface leases and other rights to use the surface and other rights in respect of surface operations to the extent that any of the foregoing do not, individually or in the aggregate, materially impair the use, ownership, development or operation of any of the Oil and Gas Properties; (g) all rights reserved to, or vested in, any Governmental Authorities to control or regulate any of the Oil and Gas Properties in any manner and all obligations and duties (excluding obligations and duties relating to Taxes which are addressed solely by clause (c)) under all Applicable Laws of any such Governmental Authority or under any franchise, grant, license or permit issued by any Governmental Authority; (h) depth severances to the extent they do not reduce the Company’s Net Revenue Interest below that shown on Exhibit A-1 or Exhibit A-2 (as to the depths identified therein) or increase the Company’s Working Interest beyond that shown on Exhibit A-1 or Exhibit A-2 (as to the depths identified therein) without a corresponding increase in Net Revenue Interest; (i) Liens listed on Company Disclosure Schedule 1.1(b)(ii) and all other Liens that are released at Closing; (j) other than as provided in (h) above, the terms of all Leases to the extent they do not, individually or in the aggregate, operate to reduce the Net Revenue Interest of the Company in any Well, Lease or Unit to an amount less than the Net Revenue Interest set forth on Exhibit A-1 or Exhibit A-2 for such Well, Lease or Unit and do not obligate the Company to bear a Working Interest for such Well, Lease or Unit in any amount greater than the Working Interest set forth on Exhibit A-1 or Exhibit A-2 for such Well, Lease or Unit (unless the Net Revenue Interest for such Well, Lease or Unit is greater than the Net Revenue Interest set forth on Exhibit A-1 or Exhibit A-2 in the same or greater proportion as any increase in such Working Interest) and which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of, the Oil and Gas Properties subject thereto or affected thereby (as currently used or owned) and which would be accepted or waived by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties in Eddy and Lea Counties, New Mexico; (k) failure to record Leases issued by any federal Governmental Authority in the real property, conveyance, or other records of the county in which such Leases are located, provided that the instruments evidencing the conveyance of such title to Company from its immediate predecessor in title are recorded with the federal Governmental Authority that issued any such Lease; (l) any designation of the Lands as special status species areas with respect to the lesser prairie chicken (Tympanuchus pallidicinctus) or the sand dune lizard (Sceloporus arenicolus) to the extent such Lands are subject to an effective Candidate Conservation Agreement with the applicable Governmental Authority or any designation of the Lands, as of the date hereof, as potash areas (or similar designation) by any Governmental Authority, and (m) any liens, charges, encumbrances, defects or irregularities (in each case, excluding Liens for Taxes, which are addressed solely by clause (c)) which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of, the Oil and Gas Properties subject thereto or affected thereby (as currently used or owned) and which would be accepted or waived by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties in Eddy and Lea Counties, New Mexico.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

“Personal Property” has the meaning set forth in Section 5.1(o)(i).

“Post-Closing Environmental Adjustment Amount” has the meaning set forth in Section 4.4(c).

“Post-Closing Environmental Claim Date” has the meaning set forth in Section 4.4(a)(ii).

“Post-Closing Environmental Condition” has the meaning set forth in Section 4.4(a)(ii).

“Post-Closing Environmental Condition Notice” and “Post-Closing Environmental Condition Notices” have the meaning set forth in Section 4.3(a)(ii).

“Post-Closing Period” means any Tax period (or portion thereof) that begins after the Closing Date.

“Post-Closing Title Adjustment Amount” has the meaning set forth in Section 4.3(c).

“Post-Closing Title Claim Date” has the meaning set forth in Section 4.3(a)(ii).

“Post-Closing Title Defect” has the meaning set forth in Section 4.3(a)(ii).

“Post-Closing Title Defect Notice” has the meaning set forth in Section 4.3(a)(ii).

“Pre-Closing Casualty Loss” means any casualty loss or damage to any assets of the Company and Company Subsidiaries that occurs prior to the Effective Time other than with respect to assets which have been fully repaired or replaced as of the Closing Date.

“Pre-Closing Combined Tax Returns” has the meaning set forth in Section 8.4(c).

“Pre-Closing Environmental Adjustment Amount” has the meaning set forth in Section 4.4(c).

“Pre-Closing Environmental Claim Date” has the meaning set forth in Section 4.4(a)(i).

“Pre-Closing Environmental Condition” has the meaning set forth in Section 4.4(a)(i).

“Pre-Closing Environmental Condition Notice” and “Pre-Closing Environmental Condition Notices” have the meaning set forth in Section 4.4(a)(i).

“Pre-Closing Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Pre-Closing Tax Returns” has the meaning set forth in Section (8.4(c)).

“Pre-Closing Title Adjustment Amount” has the meaning set forth in Section 4.3(c).

“Pre-Closing Title Claim Date” has the meaning set forth in Section 4.3(a)(i).

“Pre-Closing Title Defects” has the meaning set forth in Section 4.3(a)(i).

“Pre-Closing Title Defect Notice” and “Pre-Closing Title Defect Notices” have the meaning set forth in Section 4.3(a)(i).

“Proceedings” means all proceedings (including any civil, criminal, administrative, investigative or appellate proceeding), actions, claims, suits, reviews, investigations, litigations, arbitrations, hearings, audits, examinations and inquiries by or before any arbitrator, arbitration panel or Governmental Authority.

“Property” or “Properties” means the Units together with the Leases, Lands and Wells, or in cases where there is no Unit, the Leases together with the Lands and Wells.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Real Property Leases” has the meaning set forth in Section 5.1(m)(i).

“Reasonable Efforts” means a party’s reasonable efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.

“Records” means all lease files; land files; well files; gas and oil sales contract files; gas processing files; division order files; abstracts; title opinions; land surveys; logs; maps; engineering data and reports; computer software; reserve reports, studies, estimates and evaluations, and engineering studies and economic studies (including any such reports, studies, estimates and evaluations prepared by third parties); and files and all other books, records, data, files, maps and accounting records to the extent related to the Properties, or used or held for use in connection with the maintenance or operation thereof, but excluding (a) any books, records, data, files, maps, computer software and accounting records to the extent disclosure or transfer is restricted in accordance with Sections 4.6 or 4.7; (b) all legal records and legal files of the Company, work product of the Company’s legal counsel and records protected by attorney-client privilege, but excluding in each case Leases, Contracts, Easements and title opinions; and (c) records relating to the offer, negotiation or consummation of the sale of the Oil and Gas Properties.

“Referee” has the meaning set forth in Section 3.4(b).

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into at the Closing between Parent and the Sole Shareholder, substantially in the form attached hereto as Exhibit C.

“Remediation” means with respect to an Environmental Condition, the implementation and completion of any remedial, removal, response, construction, closure, disposal or other corrective actions required under Environmental Laws to correct or remove such Environmental Condition.

“Remediation Amount” means with respect to an Environmental Condition, the estimated cost as of the Closing Date of the Remediation of such Environmental Condition.

“Reserve Engineers” has the meaning set forth in Section 5.1(k)(i).

“Retained Debt Amount” has the meaning set forth in Section 3.2(a)(i).

“Reviewable Tax Return” has the meaning set forth in Section 8.4(d).

“SEC” has the meaning set forth in Section 5.3(f).

“SEC Documents” has the meaning set forth in Section 5.3(f).

“Securities Act” has the meaning set forth in Section 5.2(g)(iv).

“Series A Preferred Stock” means the Series A Convertible Preferred Stock of Parent, the rights, preferences, limitations and restrictions of which are set forth in the Statement of Resolutions.

“Sole Shareholder” has the meaning set forth in the Preamble.

“Sole Shareholder Affiliated Group” means any Affiliated Group the common parent of which is the Sole Shareholder.

“Sole Shareholder Employees” has the meaning set forth in Section 5.1(t)(ii).

“Sole Shareholder Fundamental Representations” means the representations and warranties of the Sole Shareholder set forth in (i) the first and second sentences of Section 5.2(a) (Organization, Good Standing and Other Matters), (ii) Section 5.2(b) (Authority) and (iii) Section 5.2(e) (Brokers’ Commissions).

“Sole Shareholder’s 401(k) Plan” means the Heyco Employee Retirement Plan.

“Specified Matters” has the meaning set forth in Section 4.3(c)(iii).

“Statement of Resolutions” means the Statement of Resolutions of Series A Preferred Stock, in the form attached hereto as Exhibit B.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Straddle Tax Returns” has the meaning set forth in Section (8.4(d)).

“Subsidiary” or “Subsidiaries” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the Equity Interests of such Person).

“Subsidiary Interests” means the issued and outstanding Equity Interests in the Company Subsidiaries.

“Surviving Company” has the meaning set forth in Section 2.1.

“Suspended Proceeds” means any amounts representing the value or proceeds of production removed or sold from the Oil and Gas Properties and held by any of the Company Entities at the time of the Closing that are payable to third persons but held in suspense.

“Target Closing Date” has the meaning set forth in Section 10.1.

“Tax” or “Taxes” means (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross income, gross receipts, business, alternative or add-on minimum, capital, paid up capital, sales, use, goods and services, ad valorem, value added, transfer, recordation, registration, franchise, profits, inventory, capital stock, fuel tax, license, withholding, payroll, employment, social security (or similar), transaction, premium, environmental (including taxes under Section 59A of the Code), net worth, unclaimed property, escheatment claims, national insurance contributions, unemployment, employment insurance, employer health, disability, excise, severance, stamp, stamp duties, stamp duty reserve, occupation, property (real or personal) and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, in each case including any interest, penalty, fine, or addition thereto, whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of the application of Treasury regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

“Tax Proceeding” has the meaning set forth in Section 8.4(f).

“Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company and/or any of the Company Subsidiaries.

“Taxing Authority” means any Governmental Authority responsible for the imposition, collection or administration of any Tax.

“TBOC” has the meaning set forth in the Recitals.

“Termination Date” has the meaning set forth in Section 11.1(b)(iii).

“Third-Party Claim” has the meaning set forth in Section 12.3(a).

“Third-Party Consent” means, with respect to any Oil and Gas Property, any right of authorization, consent or approval held by a third party for which the transactions contemplated herein would give rise to such third party’s ability to exercise such right.

“Title Arbitrator” has the meaning set forth in Section 4.3(d).

“Title Benefit” means any right, circumstance, or condition that operates to (i) increase the Net Revenue Interest of the Company in any Well or Unit above that shown on Exhibit A-2, without causing a greater than proportionate increase in the Company’s Working Interest above that shown in Exhibit A-2, or (ii) decrease the Working Interest of the Company in any Well or Unit below that shown on Exhibit A-2 without causing a proportionate or greater than proportionate decrease in the Company’s Net Revenue Interest.

“Title Benefit Amount” has the meaning set forth in Section 4.5(b).

“Title Benefit Notice” has the meaning set forth in Section 4.5(a).

“Title Benefit Property” has the meaning set forth in Section 4.5(a).

“Title Cure Date” has the meaning set forth in Section 4.3(b).

“Title Defect” means any Lien, encumbrance, obligation, exception, depth severance or other defect that causes the Company’s title (including Net Acres, Working Interest, and Net Revenue Interest) to any of the Wells, Leases or Units shown on Exhibit A-1 or Exhibit A-2 to be less than Defensible Title; provided that “Title Defect” shall exclude the following:

(a) defects based solely on a lack of information in the Company’s files or references to a document if such document is not in the Company’s files; and

(b) defects arising out of a lack of survey, unless a survey is expressly required by Applicable Laws.

“Title Defect Amount” has the meaning set forth in Section 4.3(c).

“Title Defect Property” has the meaning set forth in Section 4.3(a)(i).

“Title Defect Threshold” has the meaning set forth in Section 4.3(c)(iii).

“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement, the Statement of Resolutions, the Escrow Agreement, the Voting Agreement and each other agreement, document and instrument required to be executed in accordance herewith.

“Transfer Tax” means any real property transfer or excise, sales, use, value added, stamp, stamp duty reserve, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed), including, without limitation, any payments made in lieu of any such Taxes or governmental charges, in each case, incurred in connection with the consummation of the transactions contemplated by this Agreement, but excluding, for avoidance of doubt, any gross income, modified gross income, net income or franchise taxes.

“Units” means any pooled, communitized or unitized acreage which includes any portion of the Lands or all or a part of any Leases or any Wells and all tenements, hereditaments and appurtenances thereto, including those pools or Units set forth on Exhibit A-2 attached hereto.

“Voting Agreement” means the voting agreement to be entered into at Closing between Parent and the Sole Shareholder in a form mutually agreeable to the parties, pursuant to which the Sole Shareholder will agree to vote its Payment Shares in favor of the Parent Charter Amendment.

“Wells” means all oil, gas, water, CO2 or injection wells located on the Lands, whether producing, shut-in, plugged or abandoned, including the wells set forth on Exhibit A-2 attached hereto (whether or not located on the Lands), but excluding any permanently plugged or abandoned wells on expired leases.

“Working Interest” means with respect to any Well, Lease or Unit, the interest in and to such Well, Lease or Unit that is burdened with the obligation to bear and pay costs (including any carried interests) and expenses of maintenance, development and operations on or in connection with such Well, Lease or Unit but without regard to the effect of any royalties, overriding royalties, production payments, net profits interests and other similar burdens upon, measured by, or payable out of production therefrom.

1.2 Rules of Construction.

(a) Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b) The headings, if any, of the individual Sections of the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections, clauses and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, clauses and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections, clauses or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections, clauses or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this section,” “this subsection” and words of similar import refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Dallas, Texas time. Any event under this Agreement which is scheduled to occur on a day that is not a Business Day will be deferred until the next succeeding Business Day. Where provision is made for agreement or the giving of notice, approval, consent or a request by any party hereto, unless otherwise specified, such agreement, notice, approval, consent or request must be in writing.

ARTICLE II

THE MERGER

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall be merged with and into Merger Subsidiary in accordance with the terms of, and subject to the conditions set forth in, this Agreement, the TBOC and the BCA. Following the Merger, Merger Subsidiary shall continue as the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”) and the separate corporate existence of the Company shall cease.

2.2 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, the Company, Parent and Merger Subsidiary shall cause a Certificate of Merger meeting the requirements of the TBOC and the BCA (the “Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Texas and the Secretary of State of the State of New Mexico on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Texas and the Secretary of State of the State of New Mexico, in accordance with the terms and conditions of the TBOC and the BCA, or at such other time as Merger Subsidiary and the Company shall agree and specify in the Certificate of Merger, which filing shall be made as soon as practicable on the Closing Date (the “Effective Time”).

2.3 Effect of the Merger. At and after the Effective Time, the Merger shall have the effects provided herein and set forth in the TBOC and the BCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the separate existence of the Company and Merger Subsidiary shall cease and, without other transfer, all the property, rights, title and interests of the Company and Merger Subsidiary shall be allocated to and vest in the Surviving Company, and all liabilities and obligations of the Company and Merger Subsidiary (the “Assumed Liabilities”) shall be allocated to, and become the liabilities and obligations of the Surviving Company as if the Surviving Company had itself incurred them.

2.4 Governing Documents. The certificate of formation of Merger Subsidiary and the company agreement of Merger Subsidiary in effect immediately prior to the Effective Time shall be the certificate of formation and company agreement of the Surviving Company as of the Effective Time.

2.5 Directors and Officers. The directors and officers of Merger Subsidiary immediately prior to the Effective Time shall continue as the directors and officers of the Surviving Company as of the Effective Time.

2.6 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a) Each outstanding membership interest of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall represent 100% of the membership interests in the Surviving Company, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding membership interests of the Surviving Company.

(b) All shares of common stock, par value $10.00 per share, of the Company outstanding immediately prior to the Effective Time (each, a “Company Share” and collectively, the “Company Shares”), as of the Effective Time, (i) shall be converted into the right to receive the Merger Consideration, and (ii) shall otherwise cease to be outstanding, shall be canceled and retired and cease to exist.

2.7 Closing of Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and no transfer of the Company Shares shall thereafter be made. From and after the Effective Time, the Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise expressly provided for in this Agreement or by Applicable Law.

ARTICLE III

MERGER CONSIDERATION

3.1 Merger Consideration. The aggregate merger consideration to be paid by Parent is equal to (a) the Closing Merger Consideration, plus or minus (b) any Final Adjustment Amount, as applicable, plus (c) the aggregate value of any shares of Series A Preferred Stock (valued at $240.00 per share) distributed to the Sole Shareholder from the Escrow Account pursuant to this Agreement (the “Merger Consideration”).

3.2 Payments.

(a) At the Closing, Parent shall pay or cause to be paid the following amounts by wire transfers of immediately available funds:

(i) the amount of Debt of the Company or any Company Subsidiary specified in each lender’s or debt holder’s Pay-Off Letter, to an account designated by such lender or debt holder in writing (collectively, the sum of such Debt amounts for all such payees being hereinafter referred to as the “Debt Pay-Off Amount”); provided, that following the date of this Agreement, Parent and the Sole Shareholder shall cooperate in good faith to determine whether all or a portion of the Company’s Debt may be retained by the Surviving Company and if Parent, in its sole discretion, elects for the Surviving Company to retain all or a portion of the Company’s Debt at Closing (the amount of such Debt to be retained, the “Retained Debt Amount”), Parent shall provide written notice to the Sole Shareholder of such election within 10 days prior to the Target Closing Date and the Closing Cash Merger Consideration shall be reduced by an amount equal to the Retained Debt Amount;

(ii) all Company Transaction Costs that remain outstanding as of the Closing Date to such account or accounts as are designated by the Company prior to Closing; and

(iii) the Closing Cash Merger Consideration to the Sole Shareholder, by wire transfer of immediately available funds to the account or accounts designated in writing by the Sole Shareholder.

(b) Share Issuance. At the Closing, Parent shall issue the Escrow Shares to the Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement and shall issue the Closing Stock Consideration to the Sole Shareholder.

(c) Escrow Release. Within ten (10) Business Days following the later of (i) the resolution of all matters that are subject to Section 4.3(d) and (ii) the resolution of all matters that are subject to Section 4.4(e) (the “Escrow Release Date”), (A) the net amount of all Escrow Shares owed to the Sole Shareholder or Parent, as applicable, pursuant to the Post-Closing Title Adjustment Amount and the Post-Closing Environmental Adjustment Amount shall be released to the Sole Shareholder or Parent, as applicable, in accordance with the terms of Article IV, (B) the net amount of all Escrow Shares owed to the Sole Shareholder pursuant to Section 4.3(b)(ii) or Section 4.4(c)(ii) shall be released to the Sole Shareholder in accordance with the terms of Article IV and (C) all Escrow Shares remaining in the Escrow Account, if any, that are not subject to Section 4.3 or Section 4.4 shall be released to the Sole Shareholder in accordance with the terms of the Escrow Agreement. For the avoidance of doubt, the Post-Closing Title Adjustment Amount and the Post-Closing Environmental Adjustment Amount shall be satisfied solely from the Escrow Amount.

(d) Withholding. Each of the Surviving Company and Parent shall be entitled to deduct and withhold from any payment to the Sole Shareholder hereunder any amounts that the Surviving Company or Parent, as the case may be, is required to deduct and withhold with respect to such payment under any provision of applicable Tax law. If the Surviving Company or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Surviving Company or Parent, as the case may be, made such deduction or withholding.

3.3 Initial Adjustment Amount. No later than five (5) Business Days before the Closing Date, the Company shall have delivered to Parent an estimated consolidated balance sheet of the Company and the Company Subsidiaries prepared as of 11:59 p.m. on August 31, 2014 (the “August Balance Sheet”), and a statement (the “Initial Interim Statement”) which sets forth a good faith estimate of the amount of (a) Operating Surplus or Operating Deficiency (“Estimated Operating Surplus” or “Estimated Operating Deficiency”), (b) the Company Transaction Costs and (c) the Debt Pay-Off Amount. The August Balance Sheet shall be prepared by the Company in accordance with the Agreed Accounting Principles applied in a manner consistent with the preparation of the Example Operating Amount Schedule.

3.4 Final Adjustment Amount.

(a) As promptly as practicable after the Closing Date (but in no event later than sixty (60) days after the later of the Title Cure Date or the Environmental Cure Date), Parent shall cause the Surviving Company to prepare and deliver to the Sole Shareholder a consolidated balance sheet of the Company and the Company Subsidiaries prepared as of 11:59 p.m. on the Closing Date (the “Closing Date Balance Sheet”) and a statement (the “Final Interim Statement”) which shall set forth the components of the Operating Amount to enable Parent and the Sole Shareholder to calculate the Operating Amount (“Closing Operating Amount”) and the amount of Operating Surplus or Operating Deficiency as of such time and date (“Closing Operating Surplus” or “Closing Operating Deficiency”). The Closing Date Balance Sheet shall be prepared in accordance with the Agreed Accounting Principles applied in a manner consistent with the preparation of the August Balance Sheet. Following the delivery of the Closing Date Balance Sheet and Final Interim Statement to the Sole Shareholder, Parent and the Surviving Company shall afford the Sole Shareholder and its representatives the opportunity to examine the Closing Date Balance Sheet and Final Interim Statement, and such supporting schedules, analyses, workpapers, including any audit workpapers, and other underlying records or documentation as are reasonably necessary and appropriate. Parent and the Surviving Company shall reasonably and promptly cooperate with the Sole Shareholder and its representatives in such examination, including providing answers to questions asked by the Sole Shareholder and its representatives, and Parent and the Surviving Company shall promptly provide the Sole Shareholder and its representatives, employees and outside consultants with any records under the control of Parent or the Surviving Company, during normal business hours and upon reasonable advance notice, that are requested by the Sole Shareholder and its representatives (so long as such access does not unreasonably interfere with the operations of Parent or the Surviving Company).

(b) If within thirty (30) days following delivery of the Closing Date Balance Sheet to the Sole Shareholder, the Sole Shareholder has not delivered to Parent written notice (the “Objection Notice”) of its objections to the Closing Date Balance Sheet and Final Interim Statement, then the Closing Operating Surplus or Closing Operating Deficiency, as applicable, as set forth in or derived from such Closing Date Balance Sheet and Final Interim Statement shall be deemed final and conclusive and shall be the “Final Operating Surplus” or “Final Operating Deficiency,” respectively. If the Sole Shareholder delivers the Objection Notice within such 30-day period, then Parent and the Sole Shareholder shall endeavor in good faith to resolve the objections, for a period not to exceed thirty (30) days from the date of delivery of the Objection Notice. If at the end of the 30-day period there are any objections that remain in dispute, then the remaining objections in dispute shall be submitted for resolution to a “big four” accounting firm to be selected jointly by the Sole Shareholder and Parent within the following five (5) days or, if the Sole Shareholder and Parent are unable to mutually agree within such five-day period, such accounting firm shall be Deloitte & Touche LLP (such jointly selected accounting firm or Deloitte & Touche LLP, the “Referee”). The Referee shall determine any unresolved items of Final Operating Surplus or Final Operating Deficiency within thirty (30) days after the objections that remain in dispute are submitted to it. If any remaining objections are submitted to the Referee for resolution, (i) each party shall furnish to the Referee such workpapers and other documents and information relating to such objections as the Referee may request and are available to that party or its Subsidiaries (or its independent public accountants) and will be afforded the opportunity to present to the Referee any material relating to the determination of the matters in dispute and to discuss such determination with the Referee; (ii) to the extent that a value has been assigned to any objection that remains in dispute, the Referee shall not assign a value to such objection that is greater than the greatest value for such objection claimed by either party or less than the smallest value for such objection claimed by either party; (iii) the determination by the Referee of Final Operating Surplus or Final Operating Deficiency, as set forth in a written notice delivered to both parties by the Referee, shall be made in accordance with this Agreement and shall be binding and conclusive on the parties and shall constitute an arbitral award that is final, binding and unappealable, absent fraud or manifest error, and upon which a judgment may be entered by a court having jurisdiction thereof; and (iv) the fees and expenses of the Referee shall be paid one-half by Parent and one-half by the Sole Shareholder.

(c) To the extent that the Final Adjustment Amount exceeds the Initial Adjustment Amount, such excess (the “Final Adjustment Surplus”) shall be paid in cash by the Sole Shareholder to Parent, in accordance with written instructions from the Parent, within five (5) days of the determination of the Final Adjustment Amount. To the extent that the Final Adjustment Amount is less than the Initial Adjustment Amount, such deficiency (the “Final Adjustment Deficiency”) shall be paid in cash to Sole Shareholder by the Parent within five (5) days of the determination of the Final Adjustment Amount.

ARTICLE IV

CERTAIN TITLE DEFECTS AND ENVIRONMENTAL CONDITIONS

4.1 Company’s Title. For the sole purpose of determining Title Defects pursuant to the provisions of Section 4.3, the Company and the Sole Shareholder warrant to Parent and Merger Subsidiary that, as of the Closing and Effective Time, the Company owns or will own, directly or indirectly, Defensible Title to the Oil and Gas Properties. The warranty stated in the preceding sentence, together with the provisions of Section 4.3, provide Parent’s exclusive remedy with respect to any Title Defects or other deficiency in title with respect to the Oil and Gas Properties.

4.2 Allocated Values. Exhibit E sets forth the agreed allocation of the Merger Consideration among the Oil and Gas Properties for purposes of the Company’s title representation in Section 4.1 (with respect to any of the Leases or Wells, such value is referred to as the “Allocated Value”). The Sole Shareholder has accepted such Allocated Values solely for the purposes of this Agreement and the transactions contemplated hereby, but makes no representation or warranty as to the accuracy of such values.

4.3 Title Defects.

(a) Title Defect Notices.

(i) On or before ten (10) Business Days prior to the Target Closing Date (the “Pre-Closing Title Claim Date”), Parent shall deliver claim notices to the Sole Shareholder meeting the requirements of this Section 4.3(a)(i) (collectively, the “Pre-Closing Title Defect Notices” and, individually, a “Pre-Closing Title Defect Notice”), if any, setting forth any matters which, in Parent’s reasonable opinion, constitute Title Defects and which Parent intends to assert as a Title Defect pursuant to this Section 4.3(a)(i) (the “Pre-Closing

Title Defects”). To be effective, each Pre-Closing Title Defect Notice shall be in writing and shall include (A) a description of the alleged Title Defect(s), (B) the Wells, Leases or Units and/or other Oil and Gas Properties affected by the Title Defect (each a “Title Defect Property”), (C) the Allocated Value of each Title Defect Property, (D) supporting documents reasonably necessary for the Sole Shareholder to verify the existence of the alleged Title Defect(s), and (E) the amount by which Parent reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s); provided, that an alleged failure to comply with subsections (A) through (E) above shall not cause any such notice to be invalidated or any Title Defect to be waived if the Pre-Closing Title Defect Notice is reasonably sufficient to provide notice to the Sole Shareholder of the existence and general nature of the alleged Title Defects.

(ii) After the Pre-Closing Title Claim Date, but on or before the date that is sixty (60) days following the Closing Date (or an earlier date, at Parent’s election pursuant to the last sentence of this Section 4.3(a)(ii)) (the “Post-Closing Title Claim Date”), Parent shall deliver additional claim notices to the Sole Shareholder meeting the requirements of this Section 4.3(a)(ii) (collectively, the “Post-Closing Title Defect Notices” and, individually, a “Post-Closing Title Defect Notice”), if any, setting forth any matters which, in Parent’s reasonable opinion, constitute Title Defects and which Parent intends to assert as a Title Defect pursuant to this Section 4.3(ii) (a “Post-Closing Title Defect”). To be effective, each Post-Closing Title Defect Notice shall be in writing and shall include (A) a description of the alleged Title Defect(s), (B) the Title Defect Property, (C) the Allocated Value of each Title Defect Property, (D) supporting documents reasonably necessary for the Sole Shareholder to verify the existence of the alleged Title Defect(s), and (E) the amount by which Parent estimates in good faith that the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s); provided, that an alleged failure to comply with subsections (A) through (E) above shall not cause any such notice to be invalidated or any Title Defect to be waived if the Post-Closing Title Defect Notice is reasonably sufficient to provide notice to the Sole Shareholder of the existence and general nature of the alleged Title Defects. At any time following the Closing Date and prior to the Post-Closing Title Claim Date, Parent may deliver written notice to the Sole Shareholder that Parent will not deliver any further Post-Closing Title Defect Notices, and the date of such notice shall be deemed the Post-Closing Title Claim Date for purposes of this Agreement (including for purposes of determining the Title Cure Date).

(iii) EXCEPT FOR THE SPECIFIED MATTERS, PARENT SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL TITLE DEFECTS (AND ANY ADJUSTMENTS TO THE MERGER CONSIDERATION ATTRIBUTABLE THERETO) FOR WHICH THE SOLE SHAREHOLDER HAS NOT RECEIVED ON OR BEFORE THE POST-CLOSING TITLE CLAIM DATE A VALID PRE-CLOSING TITLE DEFECT NOTICE OR POST-CLOSING TITLE DEFECT NOTICE, AS APPLICABLE, THAT SATISFIES THE CONDITIONS AND REQUIREMENTS SET FORTH IN THIS SECTION 4.3(a).

(b) Right to Cure.

(i) The Sole Shareholder shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remove to the reasonable satisfaction of Parent, on or before ninety (90) days after the Post-Closing Title Claim Date (the “Title Cure Date”), any Title Defects of which it has received a Pre-Closing Title Defect Notice or Post-Closing Title Defect Notice, as applicable, if the Sole Shareholder provides written notice to Parent on or before (A) the Closing Date, with respect to Pre-Closing Title Defects or (B) the date that is ten (10) Business Days after the Post-Closing Title Claim Date, with respect to Post-Closing Title Defects, of its intent to cure such alleged Title Defects. The Sole Shareholder’s election to cure an alleged Title Defect shall not constitute a waiver of any of the rights of Sole Shareholder pursuant to this Article IV, including the Sole Shareholder’s right to dispute the existence, nature, or value of such Title Defect; provided, that the dispute and settlement thereof pursuant to Section 4.3(d) shall not extend the period for which the Sole Shareholder has the right to cure any Title Defects pursuant to this Section 4.3(b). With respect to Pre-Closing Title Defects which the Sole Shareholder has elected to cure pursuant to this Section 4.3(b) and that have not been cured by the Sole Shareholder prior to Closing to the reasonable satisfaction of Parent, the applicable Title Defect Amounts for such Title Defect Properties determined in accordance with Section 4.3(c) (or if there is a dispute pursuant to Section 4.3(d) with respect to the existence of the Title Defect or the Title Defect Amount, Parent’s good faith determination of the applicable Title Defect Amount) shall be deposited by Parent into the Escrow Account at Closing as part of the Escrow Amount.

(ii) If, prior to the Title Cure Date, a Pre-Closing Title Defect related to a Title Defect Property for which the Sole Shareholder has provided notice of its election to cure pursuant to Section 4.3(b) is waived by Parent or otherwise cured to the reasonable satisfaction of Parent, then, on the Escrow Release Date, the Title Defect Amount of such Title Defect Property that was deposited by Parent into the Escrow Account at Closing pursuant to Section 4.3(b) shall be released to the Sole Shareholder in accordance with the terms of the Escrow Agreement. If, by the Title Cure Date, a Pre-Closing Title Defect related to a Pre-Closing Title Defect Property for which the Sole Shareholder has provided notice of its election to cure pursuant to Section 4.3(b) is not waived by Parent or otherwise cured to the reasonable satisfaction of Parent, then, subject to Section 4.3(d) and any determination of the Title Arbitrator (if applicable), the Title Defect Amount of such Title Defect Property that was included in the Escrow Amount pursuant to Section 4.3(b) shall be included in the Post-Closing Title Adjustment Amount.

(c) Remedies for Title Defects.

(i) Closing. In the event that any Pre-Closing Title Defect is waived by Parent or cured to Parent’s reasonable satisfaction prior to Closing, there shall be no adjustment to the Merger Consideration for such Pre-Closing Title Defect. With respect to Pre-Closing Title Defects which the Sole Shareholder has not elected to cure pursuant to Section 4.3(b) and which Title Defect Amounts are not subject to dispute pursuant to Section 4.3(d), at Closing there shall be a downward adjustment to the Merger Consideration by the aggregate amount of all such Title Defect Amounts (net of the aggregate amount of all agreed Title Benefit Amounts for Pre-Closing Title Benefits) (such net amount, the “Agreed Pre-Closing Title Amount”), but only to the extent the Agreed Pre-Closing Title Amount plus the Agreed Pre-Closing Environmental Amount exceeds the Aggregate Deductible (the “Pre-Closing Title

Adjustment Amount”), or, if the Agreed Pre-Closing Title Amount plus the Agreed Pre-Closing Environmental Amount does not exceed the Aggregate Deductible, there shall be no downward adjustment to the Merger Consideration therefor and such Agreed Pre-Closing Title Amount shall be used to determine the Post-Closing Title Adjustment Amount, if any.

(ii) Post-Closing. In the event that any Post-Closing Title Defect is waived by Parent or cured to Parent’s reasonable satisfaction prior to the Title Cure Date, there shall be no adjustment to the Merger Consideration for such Post-Closing Title Defect. The “Post-Closing Title Adjustment Amount” shall be, subject in all respects to Section 4.3(c)(iii) below, the sum of (1) all amounts determined pursuant to the immediately preceding sentence, plus (2) the Agreed Pre-Closing Title Amount (but only if such amount did not result in a downward adjustment to the Merger Consideration pursuant to Section 4.3(c)(i) above), plus (3) the aggregate Title Defect Amounts of all Post-Closing Title Defects which have been finally determined by the parties pursuant to Section 4.3(c)(iv) or by the Title Arbitrator pursuant to Section 4.3(d) (net of the aggregate amount of all finally determined Title Benefit Amounts for Post-Closing Title Benefits).

(iii) Notwithstanding anything herein to the contrary, in no event shall there be any reductions to the Merger Consideration or other remedies provided by the Sole Shareholder pursuant to this Section 4.3 for any (i) Title Defects as to a single Lease or Well or other Oil and Gas Property for which the Title Defect Amounts do not exceed $5,000 (the “Title Defect Threshold”) or (ii) Title Defect unless and until the aggregate of (x) the sum of all finally determined Title Defect Amounts, excluding any Title Defects waived by Parent in writing, less (y) the sum of all finally determined Title Benefit Amounts, plus (z) the sum of all Remediation Amounts of all Environmental Conditions that exceed the Individual Environmental Threshold, in the aggregate, excluding any Environmental Conditions waived by Parent in writing, exceeds $2,000,000 (the “Aggregate Deductible”), after which point Parent shall be entitled to adjustments to the Merger Consideration or other remedies provided by this Section 4.3 only with respect to such aggregate amount in excess of the Aggregate Deductible; provided, that the Title Defect Threshold and Aggregate Deductible shall not be taken into account in determining any reductions to the Merger Consideration or other remedies provided by the Sole Shareholder pursuant to this Section 4.3 for the matters set forth on Company Disclosure Schedule 4.3(c)(iii) (the “Specified Matters”).

(iv) The value of each Title Defect (the “Title Defect Amount”) shall be determined in accordance with the following methodology, terms and conditions:

(A) if Parent and the Sole Shareholder agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(B) if the Title Defect is a Lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the undisputed and liquidated amount of such Lien, encumbrance or other charge;

(C) if the Title Defect reflects a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated in Exhibit A-1 or Exhibit A-2, as applicable, to this Agreement for such Title Defect Property, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the amount of the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest stated in Exhibit A-1 or Exhibit A-2 to this Agreement for such Title Defect Property; provided, however, that if the Title Defect does not affect a Title Defect Property throughout the entire productive life of the Title Defect Property, the Title Defect Amount shall be reduced to take into account the applicable time period only;

(D) if the Title Defect reflects a discrepancy between (A) the Net Acres for any Title Defect Property and (B) the Net Acres stated in Exhibit A-1 for such Title Defect Property, the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the amount of the Net Acre decrease and the denominator of which is the number of Net Acres stated in Exhibit A-1 to this Agreement for such Title Defect Property;

(E) if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in clauses (ii), (iii) or (iv) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property adversely affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by the parties and such other factors as are necessary to make a proper evaluation;

(F) the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder, or for which Parent otherwise receives credit in the calculation of Merger Consideration;

(G) notwithstanding anything to the contrary in this Article IV, the aggregate Title Defect Amounts attributable to the effects of all Title Defects other than those relating to any Lien upon any given Property shall not exceed the Allocated Value of such Property.

(d) Title Dispute Resolution.

(i) The parties shall use Reasonable Efforts to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts. If the parties are unable to agree by Closing on the existence or amount of a Pre-Closing Title Defect or a Pre-Closing Title Benefit, then Parent’s good faith determination of the Title Defect Amount shall be included in the Escrow Amount and the Sole Shareholder’s good faith determination of the Title Benefit Amounts, as applicable, shall be used to offset any Title Defect Amounts included in the Escrow Amount. Any disputed Title Defects, Title Defect Amounts, Title Benefits and Title Benefit Amounts as of the Title Cure Date shall be exclusively and finally resolved by arbitration pursuant to this Section 4.3(d).

(ii) There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years of experience in oil and gas matters involving properties in New Mexico,

as selected by mutual agreement of the parties within fifteen (15) days after the Closing, and absent such agreement, by the Dallas office of the American Arbitration Association (the “Title Arbitrator”). The arbitration proceeding shall be held in Dallas, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Article IV. The Title Arbitrator’s determination shall be made within twenty (20) days after submission of all matters in dispute (which submission shall be no later than fifteen (15) days after the Title Cure Date), and shall be final and binding upon both parties, without right of appeal, absent fraud or manifest error. In making a determination, the Title Arbitrator shall be bound by the rules set forth in this Article IV and, subject to the foregoing, may consider such other matters as in the opinion of the Title Arbitrator are necessary to make a proper determination. The Title Arbitrator, however, may not award Parent a greater Title Defect Amount than the Title Defect Amount claimed by Parent in its Pre-Closing Title Defect Notice or Post-Closing Title Defect Notice, as applicable, nor may the Title Arbitrator award the Sole Shareholder a greater Title Benefit Amount than the Title Benefit Amount claimed by the Sole Shareholder in its Title Benefit Notice. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts submitted by either party and may not award damages, interest or penalties to either party with respect to any matter. Each party shall bear its own legal fees and other costs of presenting its case. Each of the Sole Shareholder and Parent shall bear one-half of the costs and expenses of the Title Arbitrator.

(iii) On the Escrow Release Date (A) the aggregate amount by which the Title Defect Amounts applicable to Pre-Closing Title Defects subject to this Section 4.3(d), as determined by the Title Arbitrator, are less than the amount included in the Escrow Amount with respect to such Pre-Closing Title Defects, shall reduce the Post-Closing Title Adjustment Amount, (B) the aggregate amount of all Title Defect Amounts applicable to Post-Closing Title Defects subject to this Section 4.3(d), as determined by the Title Arbitrator (net of any Title Benefit Amounts determined by the Title Arbitrator or otherwise agreed after the Closing), shall increase the Post-Closing Title Adjustment Amount, and (C) the aggregate amount by which the Title Benefit Amounts, as determined by the Title Arbitrator, are less than the amount used to offset any Title Defect Amounts applicable to Pre-Closing Title Defects included in the Escrow Amount at Closing, shall increase to the Post-Closing Title Adjustment Amount.

For the avoidance of doubt, the Sole Shareholder’s right to cure any Title Defect, which shall expire on the Title Cure Date, shall not be extended as a result of any dispute submitted pursuant to this Section 4.3(d) or any determination made by the Title Arbitrator and if the Title Defects have not been cured prior to the Escrow Release Date, the Title Defect Amounts applicable to such Title Defect Properties shall be included in the Post-Closing Title Adjustment Amount as a reduction to the Merger Consideration.

(e) Without prejudice to any of the other dates by which performance or the exercise of rights is due hereunder, or the parties’ rights or obligations in respect thereof, the parties hereby acknowledge that, as set forth more fully in Section 13.7, time is of the essence in performing their obligations and exercising their rights under this Section 4.3.

4.4 Environmental Conditions.

(a) Environmental Condition Notices.

(i) On or before ten (10) Business Days prior to the Target Closing Date (the “Pre-Closing Environmental Claim Date”), Parent shall deliver claim notices to the Sole Shareholder meeting the requirements of this Section 4.4(a)(i) (collectively, the “Pre-Closing Environmental Condition Notices” and individually a “Pre-Closing Environmental Condition Notice”), if any, setting forth any matters which, in Parent’s reasonable opinion, constitute Environmental Conditions and which Parent intends to assert as Environmental Conditions pursuant to this Section 4.4(a)(i) (each, a “Pre-Closing Environmental Condition”). To be effective, each Pre-Closing Environmental Condition Notice shall be in writing and shall include (A) a description of the alleged Environmental Condition, (B) a description of each Oil and Gas Property or Owned Real Property (or portion thereof) that is affected by the alleged Environmental Condition, (C) Parent’s assertion of the Allocated Value of the portion of the Oil and Gas Properties affected by the alleged Environmental Condition, (D) supporting documents reasonably necessary for the Sole Shareholder to verify the existence of the alleged Environmental Condition and (E) a good faith estimate of the calculation of the Remediation Amount (itemized in reasonable detail) that Parent asserts is attributable to such alleged Environmental Condition; provided, that any alleged failure to comply with clauses (A) through (E) above shall not cause any such notice to be invalidated or any Environmental Condition to be waived if the Environmental Condition Notice is reasonably sufficient to provide notice to the Sole Shareholder of the existence and general nature of the alleged Environmental Condition.

(ii) After the Pre-Closing Environmental Claim Date, but on or before the date that is sixty (60) days following the Closing Date (or an earlier date, at Parent’s election pursuant to the last sentence of this Section 4.4(a)(ii)) (the “Post-Closing Environmental Claim Date”), Parent shall deliver additional claim notices to the Sole Shareholder meeting the requirements of this Section 4.4(a)(ii) (collectively, the “Post-Closing Environmental Condition Notices” and, individually, a “Post-Closing Environmental Condition Notice”), if any, setting forth any matters which, in Parent’s reasonable opinion, constitute Environmental Conditions and which Parent intends to assert as Environmental Conditions pursuant to this Section 4.4(a)(ii) (each, a “Post-Closing Environmental Condition”). To be effective, each Post-Closing Environmental Condition Notice shall be in writing and shall include (A) a description of the alleged Environmental Condition, (B) a description of each Oil and Gas Property or Owned Real Property (or portion thereof) that is affected by the alleged Environmental Condition, (C) Parent’s assertion of the Allocated Value of the portion of the Oil and Gas Properties affected by the alleged Environmental Condition, (D) supporting documents reasonably necessary for the Sole Shareholder to verify the existence of the alleged Environmental Condition and (E) a good faith estimate of the calculation of the Remediation Amount (itemized in reasonable detail) that Parent asserts is attributable to such alleged Environmental Condition; provided, that any alleged failure to comply with clauses (A) through (E) above shall not cause any such notice to be invalidated or any Environmental Condition to be waived if the Post-Closing Environmental Condition Notice is reasonably sufficient to provide notice to the Sole Shareholder of the existence and general nature of the alleged Environmental Condition; provided further, however, that following any assertion of a Post-Closing Environmental Condition, Parent shall use Reasonable Efforts to mitigate any continued effect such Environmental Condition may have on the Remediation Amount, it being understood that any amounts paid by Parent in connection with such mitigation shall be added to the

Remediation Amount applicable to such Post-Closing Environmental Condition. For the avoidance of doubt and notwithstanding anything herein to the contrary, a Post-Closing Environmental Condition may include an increase in the Remediation Amount applicable to a Pre-Closing Environmental Condition. At any time following the Closing Date and prior to the Post-Closing Environmental Claim Date (as defined below), Parent may deliver written notice to the Sole Shareholder that Parent will not deliver any further Post-Closing Environmental Condition Notices, and the date of such notice shall be deemed the Post-Closing Environmental Claim Date for purposes of this Agreement (including for purposes of determining the Environmental Cure Date).

(b) Right to Cure.

(i) Subject to the provisions of this Section 4.4(b) and Section 4.4(c), the Sole Shareholder shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remediate to the reasonable satisfaction of Parent, on or before ninety (90) days after the Post-Closing Environmental Claim Date (the “Environmental Cure Date”), any Environmental Conditions of which it has received a Pre-Closing Environmental Condition Notice or Post-Closing Environmental Condition Notice, as applicable, if the Sole Shareholder provides written notice to Parent on or before (A) the Closing Date, with respect to Pre-Closing Environmental Conditions, or (B) the date that is ten (10) Business Days after the Post-Closing Environmental Claim Date, with respect to Post-Closing Environmental Conditions, of its intent to cure or remediate such alleged Environmental Conditions. The Sole Shareholder’s election to cure or remediate an alleged Environmental Condition shall not constitute a waiver of any of the rights of the Sole Shareholder pursuant to this Article IV, including the Sole Shareholder’s right to dispute the existence, nature, or value of such Environmental Condition; provided, that the dispute and settlement thereof pursuant to Section 4.4(e) shall not extend the period for which the Sole Shareholder has the right to cure any Environmental Conditions pursuant to this Section 4.4(b). With respect to any Pre-Closing Environmental Conditions which the Sole Shareholder has elected to cure pursuant to this Section 4.4(b)(i) and the Sole Shareholder has not cured prior to Closing to the reasonable satisfaction of Parent, the parties shall elect one of the remedies under Section 4.4(c)(i). With respect to any Pre-Closing Environmental Condition, if the parties elect the remedy under Section 4.4(c)(i)(B), this Section 4.4(b) shall not apply to such Pre-Closing Environmental Condition, and if the parties elect the remedy under Section 4.4(c)(i)(C), Parent’s good faith estimate of the applicable Remediation Amount shall be included in the Escrow Amount at Closing.

(ii) If, by the Environmental Cure Date, a Pre-Closing Environmental Condition for which the Sole Shareholder has provided notice of its election to cure or remediate pursuant to Section 4.4(b)(i) is waived by Parent or otherwise cured or remediated to the reasonable satisfaction of Parent, then, the Remediation Amount of such Environmental Condition Property that was deposited by Parent into the Escrow Account pursuant to Section 4.4(b)(i) shall be released to the Sole Shareholder on the Escrow Release Date in accordance with the terms of the Escrow Agreement. If, by the Environmental Cure Date, an Environmental Condition for which the Sole Shareholder has provided notice of its election to cure or remediate pursuant to Section 4.4(b)(i) is not waived by Parent or otherwise cured or remediated to the reasonable satisfaction of Parent, then, subject to Section 4.4(e) and any determination of the Environmental Arbitrator (if applicable), the Remediation Amount of such Environmental Condition Property that was included in the Escrow Amount pursuant to Section 4.4(b)(i) shall be included in the Post-Closing Environmental Adjustment Amount.

(c) Remedies for Environmental Conditions.

(i) In the event that any Environmental Condition timely asserted by Parent in accordance with Section 4.4(a) is not waived in writing by Parent or cured or remediated by the Sole Shareholder to the reasonable satisfaction of Parent prior to Closing (in the event of a Pre-Closing Environmental Condition) or prior to the Environmental Cure Date (in the event of a Post-Closing Environmental Condition), then the parties shall cooperate in good faith to elect one of the following remedies:

(A) subject to the Individual Environmental Threshold and the Aggregate Deductible, a reduction of the Merger Consideration by the Remediation Amount as agreed to by the parties or as determined by Section 4.4(e);

(B) retention by the Sole Shareholder of the entirety of the Oil and Gas Property or Owned Real Property that is subject to such Environmental Condition, in which event the Merger Consideration shall be reduced by an amount equal to the Allocated Value of such Oil and Gas Property or Owned Real Property and such associated Oil and Gas Properties shall be deemed Excluded Assets; or

(C) in the case of a Pre-Closing Environmental Condition, a continued effort by the Sole Shareholder to attempt to cure or remediate such Environmental Condition to the reasonable satisfaction of Parent, on or before the Environmental Cure Date;

In the event the parties cannot agree to any of Section 4.4(c)(i)(A), (B), or (C), then Section 4.4(c)(i)(B) shall be the remedy for an Environmental Condition. If Section 4.4(c)(i)(A) above is applicable, Parent shall be deemed to have assumed responsibility for Remediation of such Environmental Condition and the Sole Shareholder shall not have any indemnification obligation under Section 12.2(a) for the Remediation of such Environmental Condition. If Section 4.4(c)(i)(B) above is applicable, (x) the Sole Shareholder shall cause the Company to convey the Oil and Gas Property or Owned Real Property that is the subject of the Environmental Condition to the Sole Shareholder or one of its designees prior to Closing (in the case of a Pre-Closing Environmental Condition) or (y) Parent shall cause the Surviving Company to convey the Oil and Gas Property or Owned Real Property that is the subject of the Environmental Condition to the Sole Shareholder or one of its designees within ten (10) Business Days following any such election (in the case of a Post-Closing Environmental Condition).

(ii) Closing. In the event that any Pre-Closing Environmental Condition is waived by Parent or cured or remediated to Parent’s reasonable satisfaction prior to Closing, there shall be no adjustment to the Merger Consideration for such Pre-Closing Environmental Condition. With respect to Pre-Closing Environmental Conditions which the Sole Shareholder has not elected to cure or remediate pursuant to Section 4.4(b)(i) and which Remediation Amounts are not subject to dispute pursuant to Section 4.4(e), at Closing there shall be a downward adjustment to the Merger Consideration by the aggregate amount of all such Remediation Amounts or Allocated Values (as applicable, pursuant to Section 4.4(c)(i)(A) or (B) above) (such aggregate amount, the “Agreed Pre-Closing Environmental Amount”), but only to the extent the Agreed Pre-Closing Environmental Amount plus the Agreed Pre-Closing Title Amount exceeds the Aggregate Deductible (the “Pre-Closing Environmental Adjustment Amount”), or, if the Agreed Pre-Closing Environmental Amount plus the Agreed Pre-Closing Title Amount does not exceed the Aggregate Deductible, there shall be no downward adjustment to the Merger Consideration therefor and such Agreed Pre-Closing Environmental Amount shall be used to determine the Post-Closing Environmental Adjustment Amount, if any.

(iii) Post-Closing. In the event that any Post-Closing Environmental Condition is waived by Parent or cured or remediated to Parent’s reasonable satisfaction prior to the Environmental Cure Date, there shall be no adjustment to the Merger Consideration for such Post-Closing Environmental Condition. The “Post-Closing Environmental Adjustment Amount” shall be, subject in all respects to Section 4.4(c)(iv) below, the sum of (1) all amounts determined pursuant to the last sentence of Section 4.4(b)(ii), plus (2) the Agreed Pre-Closing Environmental Amount (but only if such amount did not result in a downward adjustment to the Merger Consideration pursuant to Section 4.4(c)(ii) above), plus (3) the aggregate Remediation Amounts of all Post-Closing Environmental Conditions which have been finally determined by the parties pursuant to Section 4.4(c)(i)(A) or by the Environmental Arbitrator pursuant to Section 4.4(e).

(iv) Notwithstanding anything herein to the contrary, in no event shall there be any reductions to the Merger Consideration or other remedies provided by the Sole Shareholder pursuant to this Section 4.4 for (i) Environmental Conditions as to a single facility, Well or other Oil and Gas Property for which the Remediation Amounts do not exceed $10,000 (“Individual Environmental Threshold”); and (ii) any Environmental Condition for which the Remediation Amount exceeds the Individual Environmental Threshold unless and until the aggregate of (x) the sum of all finally determined Title Defect Amounts, excluding any Title Defects waived by Parent in writing, less (y) the sum of all finally determined Title Benefit Amounts, plus (z) the sum of all Remediation Amounts of all Environmental Conditions that exceed the Individual Environmental Threshold, in the aggregate, excluding any Environmental Conditions waived by Parent in writing, exceeds the Aggregate Deductible, after which point Parent shall be entitled to adjustments to the Merger Consideration or other remedies provided by this Section 4.4 only with respect to such Environmental Conditions (in excess of the Individual Environmental Threshold) in excess of the Aggregate Deductible. If the Sole Shareholder retains any Oil and Gas Property or Owned Real Property pursuant to Section 4.4(c)(i)(B), the Merger Consideration shall be reduced by the Allocated Value of such Oil and Gas Property or fair market value of such Owned Real Property and the Remediation Amount relating to such Oil and Gas Property or Owned Real Property will not be counted toward the Aggregate Deductible. The Remediation Amount or Allocated Values, as applicable, with respect to an Environmental Condition shall be determined without duplication of any costs or losses included in another Environmental Condition, or for which Parent otherwise receives credit in the calculation of the Merger Consideration.

(d) Exclusive Remedy. Except for Parent’s remedy for a breach of the Company’s representation contained in Section 5.1(p), the Sole Shareholder’s indemnification obligation in Section 12.2 with respect to such breach, and Parent’s rights to terminate this Agreement pursuant to Section 11.1(b)(i), the provisions set forth in Section 4.4(c) shall be the exclusive right and remedy of Parent with respect to any Environmental Condition or other environmental matter with respect to any of the Oil and Gas Properties; provided, that Parent shall not be entitled to a remedy for the breach of the Company’s representation contained in Section 5.1(p), and the Sole Shareholder shall not have an indemnity obligation pursuant to Section 12.2(a) with respect to any such breach, for any Environmental Condition that Parent asserts in a Pre-Closing Environmental Condition Notice or Post-Closing Environmental Condition Notice, as applicable; provided, further, that nothing contained herein shall limit Parent’s indemnification rights with respect to Oil and Gas Properties deemed to be Excluded Assets pursuant to Section 4.4(c)(i)(B). SUBJECT TO THE TERMS OF THIS SECTION 4.4(D), PARENT RELEASES, REMISES, AND FOREVER DISCHARGES SOLE SHAREHOLDER, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE MEMBERS, SHAREHOLDERS, INTEREST OWNERS, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS, ADVISORS, AND REPRESENTATIVES FROM ANY AND ALL SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST, OR CAUSES OF ACTION WHATSOEVER, IN LAW (INCLUDING RIGHTS TO CONTRIBUTION UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1990, AS AMENDED) OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PARENT MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO, OR ARISING OUT OF, ANY ENVIRONMENTAL CONDITION OF ANY OIL AND GAS PROPERTY OR OWNED REAL PROPERTY INCLUDED IN A PRE-CLOSING ENVIRONMENTAL CONDITION NOTICE OR POST-CLOSING ENVIRONMENTAL CONDITION NOTICE, AS APPLICABLE, OTHER THAN ANY OIL AND GAS PROPERTIES DEEMED TO BE EXCLUDED ASSETS PURSUANT TO SECTION 4.4(C)(I)(B).

(e) Environmental Dispute Resolution.

(i) The parties shall use Reasonable Efforts to agree on all Environmental Conditions and Remediation Amounts with respect thereto. If the parties are unable to agree on the existence of, or the Remediation Amount applicable to, any alleged Environmental Condition, Parent’s good faith estimate of the Remediation Amounts associated with any such Pre-Closing Environmental Conditions in dispute shall be included in the Escrow Amount at Closing. All Environmental Conditions and/or Remediation Amounts in dispute as of the Environmental Cure Date shall be exclusively and finally resolved by arbitration pursuant to this Section 4.4(e).

(ii) There shall be a single arbitrator, who shall be an environmental attorney with at least ten (10) years of experience in environmental matters involving oil and gas producing properties in New Mexico, as selected by mutual agreement of the parties within fifteen (15) days after the Closing Date, and absent such agreement, by the Dallas office of the American Arbitration Association (the “Environmental Arbitrator”). The arbitration proceeding shall be held in Dallas, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Article. The Environmental Arbitrator’s determination shall be made within twenty (20) days after submission of all matters in dispute (which submission shall be made within fifteen (15) days following the Environmental Cure Date), and shall be final and binding upon both parties, without right of appeal, absent fraud or manifest error. In making a determination, the Environmental Arbitrator shall be bound by the rules set forth in this Section 4.4 and, subject to the foregoing, may consider such other matters as in the opinion of the Environmental Arbitrator are necessary to make a proper determination. The Environmental Arbitrator, however, may not award Parent a greater Remediation Amount than the Remediation Amount claimed by Parent in its applicable Environmental Condition Notice. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Conditions and/or Remediation Amounts submitted by either party and may not award damages, interest or penalties to either party with respect to any matter. Each party shall bear its own legal fees and other costs of presenting its case. Each of Parent and Sole Shareholder shall bear one-half of the costs and expenses of the Environmental Arbitrator.

(iii) On the Escrow Release Date (A) the aggregate amount by which the Remediation Amounts applicable to Pre-Closing Environmental Conditions subject to this Section 4.4(e), as determined by the Environmental Arbitrator, are less than the amount included in the Escrow Amount with respect to such Pre-Closing Environmental Conditions shall decrease the Post-Closing Environmental Adjustment Amount and (B) the aggregate amount of all Remediation Amounts or Allocated Values, as applicable, related to Post-Closing Environmental Conditions subject to this Section 4.4(e), as determined by the Environmental Arbitrator, shall increase the Post-Closing Environmental Adjustment Amount.

For the avoidance of doubt, the Sole Shareholder’s right to cure or remediate any Environmental Condition, which shall expire on the Environmental Cure Date, shall not be extended as a result of any dispute submitted pursuant to this Section 4.4(e) or any determination made by the Environmental Arbitrator and if the Environmental Conditions have not been cured prior to the Escrow Release Date, the Remediation Amount applicable to such Oil and Gas Property or Owned Real Property shall be released to Parent.

(i) NORM, Wastes and Other Substances. Without limiting Parent’s right to indemnification pursuant to Section 12.2, Parent acknowledges that (A) the Oil and Gas Properties have been used for exploration, development and production of oil and gas and that there may be petroleum, produced water, wastes and other substances or materials located in, on or under the Oil and Gas Properties or associated with the Oil and Gas Properties, (B) Equipment included within the Oil and Gas Properties may contain asbestos, NORM, or other Hazardous Substances, (C) NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms and (D) the Wells, Personal Property, materials and Equipment located on the Oil and Gas Properties may contain NORM.

4.5 Title Benefits.

(a) Title Benefit Notices. On or before the Pre-Closing Title Claim Date or Post-Closing Title Claim Date, as applicable, the Sole Shareholder shall have the right, but not the obligation, to deliver claim notices to Parent meeting the requirements of this Section 4.5(a) (collectively the “Title Benefit Notices” and individually a “Title Benefit Notice”) setting forth any Title Benefits which the Sole Shareholder discovers following the date hereof. To be effective, each Title Benefit Notice shall be in writing and shall include (i) a description of the alleged Title Benefit(s), (ii) the Wells, Leases or Units and/or other Oil and Gas Properties affected by the Title Benefit (each a “Title Benefit Property”), (iii) the Allocated Value of each

Title Benefit Property, (iv) supporting documents reasonably necessary for Parent to verify the existence of the alleged Title Benefit(s), and (v) the amount by which the Sole Shareholder reasonably believes the Allocated Value of each Title Benefit Property is increased by the alleged Title Benefit(s); provided, that an alleged failure to comply with subsections (i) through (iv) above shall not cause any such notice to be invalidated or any Title Benefit to be waived if the Title Benefit Notice is reasonably sufficient to provide notice to Parent of the existence and general nature of the alleged Title Benefit. SOLE SHAREHOLDER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL TITLE BENEFITS (AND ANY OFFSETS TO TITLE DEFECTS ATTRIBUTABLE THERETO) FOR WHICH NO PARTY HAS RECEIVED ON OR BEFORE THE POST-CLOSING TITLE CLAIM DATE A VALID TITLE BENEFIT NOTICE THAT SATISFIES THE CONDITIONS AND REQUIREMENTS SET FORTH IN THIS SECTION 4.5(a).

(b) Remedies for Title Benefits. With respect to each Title Benefit reported under Section 4.5(a) on or before the Pre-Closing Title Claim Date (each, a “Pre-Closing Title Benefit”), there shall be an offset to Title Defect Amounts used to determine the Pre-Closing Title Adjustment Amount pursuant to Section 4.3(c)(i) by the Title Benefit Amount of such Pre-Closing Title Benefits. With respect to each Title Benefit reported under Section 4.5(a) after the Pre-Closing Title Claim Date but on or before the Post-Closing Title Claim Date (each, a “Post-Closing Title Benefit”), there shall be an offset to Title Defect Amounts used to determine the Post-Closing Title Adjustment Amount pursuant to Section 4.3(c)(ii) by the Title Benefit Amount of such Post-Closing Title Benefits. The value of each Title Benefit shall be determined as follows (the “Title Benefit Amount”):

(i) if Parent and the Sole Shareholder agree in writing upon the Title Benefit Amount, that amount shall be the Title Benefit Amount;

(ii) if the Title Benefit represents a discrepancy between (A) the Net Revenue Interest for any Title Benefit Property and (B) the Net Revenue Interest or percentage stated with respect to such Title Benefit Property on Exhibit A-1 or Exhibit A-2, the Title Benefit Amount shall be the product of the Allocated Value of Title Benefit Property multiplied by a fraction, the numerator of which is the Net Revenue Interest increase and the denominator of which is the Net Revenue Interest stated on Exhibit A-1 or Exhibit A-2; provided, however, that if the Title Benefit does not affect a Title Benefit Property throughout the entire productive life of the Title Benefit Property, the Title Benefit Amount shall be reduced to take into account the applicable time period only;

(iii) if a Title Benefit represents a right, circumstance, or condition of a type not described in subsections (i) or (ii) above, the Title Benefit Amount shall be determined by taking into account the Allocated Value of the Title Benefit Property so affected, the portion of the Title Benefit Property so affected, the legal effect of the Title Benefit, the potential discounted economic effect of the Title Benefit over the productive life of any affected Title Benefit Property, the values placed upon the Title Benefit by the parties, and such other factors as are necessary to make a proper evaluation;

(iv) notwithstanding anything to the contrary in this Article 4, an individual claim for a Title Benefit shall only generate an offset to Title Defects if the Title Benefit Amount with respect thereto exceeds $5,000.

4.6 Consents.

(a) Notices. On or before ten (10) Business Days prior to Closing, the Sole Shareholder shall deliver a written notice to Parent setting forth each Third-Party Consent which, as of such date, has not been unconditionally satisfied or waived. In no event shall there be transferred at Closing any Oil and Gas Property for which a Third-Party Consent has not been satisfied and for which transfer is prohibited or a fee is payable (unless such fee has been paid by the Sole Shareholder) without such Third-Party Consent.

(b) Economic Benefits and Burdens. Without limiting Parent’s rights under this Section 4.6, in cases in which the Oil and Gas Property subject to such an unobtained Third-Party Consent is not a Lease, Well or Unit, and the Lease(s), Well(s) or Unit(s) to which such Oil and Gas Property relates is transferred as contemplated herein, but such Oil and Gas Property is not transferred due to the unwaived Third-Party Consent, Parent and the Sole Shareholder shall continue after Closing to use Reasonable Efforts to obtain the Third-Party Consent so that such Oil and Gas Property can be transferred upon receipt of the consent, and, if permitted pursuant to Applicable Law and agreement, such Oil and Gas Property shall be held by Sole Shareholder for the benefit of Parent and Parent shall pay all amounts due thereunder or with respect thereto, and Parent shall be responsible for the performance of any obligations under or with respect to such Oil and Gas Property that are necessary for such performance until the applicable Third-Party Consent is obtained.

(c) Consent Obtained. In cases in which the Oil and Gas Property subject to such a Third-Party Consent requirement is a Lease, Well or Unit and the Third-Party Consent to the transfer of such Lease, Well or Unit is not obtained by Closing, Parent may elect to treat the unsatisfied Third-Party Consent as a Title Defect and exclude such Lease, Well or Unit from the transactions contemplated hereunder and in which case the Merger Consideration shall be reduced by the Allocated Value of such Oil and Gas Property (and such Oil and Gas Property shall constitute an Excluded Asset, subject to the remainder of this Section 4.6(c)) by giving the Sole Shareholder written notice thereof in accordance with Section 4.3(a), except that such notice may be given on or before the Closing Date. If any such Third-Party Consent with respect to which an adjustment to the Merger Consideration is made under this Section 4.6(c) is subsequently received or waived prior to the date the Final Adjustment Amount is finally determined, (i) the relevant Lease, Well or Unit, if not previously transferred hereunder, shall be transferred to the Surviving Company, (ii) such Lease, Well or Unit shall be no longer treated as an Excluded Asset, (iii) Parent shall pay or cause to be paid to the Sole Shareholder the amount that the Merger Consideration was reduced as a result of such Oil and Gas Property, and (iv) the provisions of this Section shall no longer apply to such Third-Party Consent. If such Third-Party Consent is not satisfied prior to the date the Final Adjustment Amount is finally determined, the affected Lease, Well or Unit shall be deemed to have been deleted from Exhibits A-1 and A-2 hereto and shall constitute an Excluded Asset.

(d) Transfer Notwithstanding Consent. Notwithstanding anything to the contrary herein, no Oil and Gas Property shall be excluded from Closing as a result of an unsatisfied or unwaived Third-Party Consent if such Third-Party Consent requirement does not provide that the transfer of the affected Oil and Gas Property without satisfaction or waiver of such consent requirement would be void, or would otherwise impair the affected Oil and Gas Property or the Sole Shareholder’s, the Company’s or Parent’s title thereto.

4.7 Preferential Purchase Rights.

(a) Exercise of Preferential Purchase Right. Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, on the dates set forth herein. The Merger Consideration payable under this Agreement for any particular Oil and Gas Property for purposes of preferential purchase right notices shall be the Allocated Value for such Oil and Gas Property, adjusted as set forth in this Agreement.

(b) If any preferential right to purchase any Oil and Gas Property is validly exercised prior to Closing, the Oil and Gas Properties (or portions thereof) affected thereby shall constitute Excluded Assets and the Merger Consideration shall be reduced by the Allocated Value of such Oil and Gas Properties (or portions thereof), the affected Oil and Gas Properties shall not be transferred at Closing and the Merger Consideration shall be reduced by an amount equal to the Allocated Value of such Oil and Gas Properties. Should a third Person fail to validly exercise or waive its preferential right to purchase as to any portion of the Oil and Gas Properties prior to Closing, and the time for exercise or waiver has not yet expired, then (i) such Oil and Gas Properties (or portions thereof) shall not be conveyed at Closing, (ii) the Closing Cash Merger Consideration shall be reduced by the an amount equal to the Allocated Value of such Oil and Gas Properties in accordance with Section 4.3 as though the affected Oil and Gas Property (or portions thereof) were subject to a Title Defect; (iii) the affected Oil and Gas Properties (or portions thereof) shall be subject to Sections 4.7(c) and 4.7(d) and (iv) the Sole Shareholder shall, at its sole expense, continue to use Reasonable Efforts to obtain the waiver of the preferential purchase right and shall continue to be responsible for the compliance therewith.

(c) Should the holder of a preferential purchase right to purchase any Oil and Gas Property validly exercise such right after Closing, the affected Oil and Gas Property (or portions thereof) shall constitute an Excluded Asset, the Sole Shareholder shall convey the affected Oil and Gas Property to the holder of such right on the terms and provisions set out in the applicable preferential right provision and shall be entitled to the consideration paid by such holder.

(d) In the event that, on or before the date the Final Adjustment Amount is finally determined, a preferential purchase right with respect to an Oil and Gas Property excluded from the transactions contemplated by this Agreement at Closing pursuant to Section 4.7(b) above is waived or the time for exercise of such right has expired pursuant to its terms, then Parent may (but shall not be obligated to) request that the Sole Shareholder convey or cause to be conveyed to Parent, effective as of the Effective Time, the affected Oil and Gas Property on a form of conveyance reasonably satisfactory to the Sole Shareholder and Parent and Parent shall pay or cause to be paid to the Sole Shareholder the amount that the Merger Consideration was reduced as a result of such Oil and Gas Property; and

(e) Notwithstanding anything to the contrary contained herein, in the event that the exercise of a preferential purchase right, whether before, on or after Closing, causes title to any other Oil and Gas Property (whether or not directly affected by such preferential purchase right) to be less than Defensible Title or otherwise materially impairs the use, operation or ownership of any Oil and Gas Property, Parent may claim such material impairment as a Title Defect by giving the Sole Shareholder notice thereof in accordance with Section 4.3(a), except that such notice may be given on, before or after the Closing, and Parent shall receive the appropriate adjustment to the Merger Consideration in accordance with Section 4.3(c).

4.8 Casualty Loss.

(a) Notwithstanding anything to the contrary contained herein, from and after the Effective Time, if Closing occurs, Parent shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion or otherwise (including watering out of any Well, collapsed casing or sand infiltration of any Well, in each case, not caused by any gross negligence or willful misconduct on the part of the Company or the Sole Shareholder prior to the Effective Time) and the depreciation of personal property due to ordinary wear and tear and, in each case, Parent shall not assert such matters as Casualty Losses or Title Defects hereunder; provided, that nothing contained in this Section 4.8(a) shall limit Parent’s rights and remedies with respect to Environmental Conditions pursuant to Section 4.4.

(b) If, after the date of this Agreement but prior to the Closing Date, any portion of the Oil and Gas Properties is damaged or destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain (a “Casualty Loss”), this Agreement shall remain in full force and effect and the Sole Shareholder shall use Reasonable Efforts to mitigate the effects of such Casualty Loss, which shall include the application of all applicable insurance proceeds to the repair or remediation of the applicable Casualty Loss.

(c) In the event of a Casualty Loss that exceeds $100,000 based on the aggregate Allocated Value of the affected Oil and Gas Properties, Parent shall nevertheless be required to close the transactions contemplated by this Agreement and the parties shall cooperate in good faith to elect one of the following remedies:

(i) the Sole Shareholder shall cause the Oil and Gas Properties affected by any Casualty Loss to be repaired or restored to at least its condition prior to such casualty or taking, at the Sole Shareholder’s sole cost (including the application of all insurance proceeds applicable to such Casualty Loss), as promptly as reasonably practicable (which work may extend after the Closing);

(ii) the Merger Consideration shall be reduced by an amount equal to the cost to repair or restore the Oil and Gas Properties; or

(iii) the affected Oil and Gas Properties shall be deleted from this Agreement and all exhibits and schedules hereto and shall constitute part of the Excluded Assets, and the Merger Consideration shall be decreased by the Allocated Value thereof (in each case, the Sole Shareholder shall retain all rights to insurance and other claims against third Persons with respect to the Casualty Loss or taking except to the extent the parties otherwise agree in writing).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. The Company represents and warrants to Parent and Merger Subsidiary as follows:

(a) Organization, Good Standing and Other Matters. Each of the Company and each Company Subsidiary is a corporation duly formed, validly existing and in good standing under the laws of the State of New Mexico, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. As of the Closing, the Company will be a corporation duly formed, validly existing and in good standing under the laws of the State of Texas and have all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and each Company Subsidiary is duly qualified to do business as a foreign corporation in good standing in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than failures to be so qualified or in good standing that would not have a Material Adverse Effect. Company Disclosure Schedule 5.1(a) sets forth a list of each such jurisdiction. True, correct and complete copies of the Governing Documents of the Company and each Company Subsidiary, as in effect on the date of this Agreement, have been furnished or made available to Parent or its representatives.

(b) Ownership; Capitalization of the Company. The authorized capital of the Company consists of 100,000 authorized shares of Company Common Stock. As of the date of this Agreement, there are 1,000 shares of Company Common Stock issued and outstanding, all of which are held of record by the Sole Shareholder. Except as set forth on Company Disclosure Schedule 5.1(b), no bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any Company matters on which the Sole Shareholder may vote are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued and fully paid, were not issued in violation of any preemptive or other similar rights and were issued in compliance, in all material respects, with all applicable federal and state securities laws. Except as set forth above, there are outstanding (i) no Equity Interests of the Company; (ii) no securities of the Company convertible into, or exchangeable or exercisable for, Equity Interests of the Company; (iii) no options, warrants, calls, rights, commitments or agreements to which the Company is a party or by which it is bound, in any case obligating the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, Equity Interests of the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement; (iv) no obligation (contingent or otherwise) of the Company to purchase, redeem or otherwise acquire Equity Interests or to pay any dividend or make any other distribution in respect thereof and (v) other than the Company’s Governing Documents, no voting trust, proxy or other agreement or understanding with respect to the voting of any Equity Interests of the Company.

(c) Subsidiaries.

(i) All Subsidiaries of the Company, their respective jurisdictions of incorporation or organization and their respective jurisdictions where qualified to do business are set forth on Company Disclosure Schedule 5.1(c).

(ii) Except for the Company’s ownership of the Company Subsidiaries as set forth on Company Disclosure Schedule 5.1(c), neither the Company nor any Company Subsidiary (A) owns, directly or indirectly, any Equity Interest in any other Person or (B) has any contract or other obligation to acquire, any direct or indirect Equity Interest of any Person or make any future investment in, or capital contribution to, any Person.

(iii) The Company directly or indirectly is the record and beneficial owner of all of the Subsidiary Interests and such Subsidiary Interests are owned free and clear of all Liens other than Permitted Encumbrances. Each Subsidiary Interest was duly authorized and validly issued and is fully paid, no Subsidiary Interests have been issued in violation of any preemptive other similar rights and each Subsidiary Interest was issued in compliance, in all material respects, with applicable federal and state securities laws. Except as set forth on Company Disclosure Schedule 5.1(c), there are outstanding (A) no Equity Interests of a Company Subsidiary; (B) no securities of a Company Subsidiary convertible into, or exchangeable or exercisable for, Equity Interests of the Company Subsidiary; (C) no options, warrants, calls, rights, commitments or agreements obligating any Company Subsidiary to issue, deliver, sell, purchase, redeem or acquire, cause to be issued, delivered, sold, purchased, redeemed or acquired, any Equity Interests, or obligating any Company Subsidiary to grant, extend, or enter into any such option, warrant, call, right, commitment or agreement, or any securities that are convertible into or exchangeable for other voting securities of such Company Subsidiary; (D) no obligation (contingent or otherwise) of a Company Subsidiary to purchase, redeem or otherwise acquire Equity Interests or to pay any dividend or make any other distribution in respect thereof and (E) other than a Company Subsidiary’s Governing Documents, no voting trust, proxy or other agreement or understanding with respect to the voting of any of the Equity Interests of the Company Subsidiary.

(d) Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated herein or therein have been duly authorized by all necessary corporate action on the part of the Company. This Agreement and each of the other Transaction Documents to which the Company is or will be a party have been, or upon execution and delivery thereof will be, duly and validly executed and delivered by the Company and, assuming that this Agreement and the other Transaction Documents to which the Company is or will be a party constitute the valid and binding agreement of the other parties hereto and thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(e) No Conflict; Required Filings and Consents. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party do not, and the consummation by the Company of the transactions contemplated herein and therein will not, (i) violate or result in any breach of any provision of the Governing Documents of the Company or any Company Subsidiary; (ii) violate any Applicable Law to which a Company Entity is subject or by which any property or asset of any Company Entity is bound or affected; (iii) except as set forth on Company Disclosure Schedule 5.1(e), violate or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, any of the terms, conditions or provisions of any Contract to which any Company Entity is a party or by which any property or asset of any Company Entity is bound or affected; or (iv) constitute (with or without due notice or lapse of time or both) an event which would result in the imposition of any Lien (other than Permitted Encumbrances) on any assets of any Company Entity, except, with respect to clauses (ii), (iii) and (iv), such violations, conflicts, breaches or defaults that would not constitute a Material Adverse Effect with respect to the Company. No Consent of any Governmental Authority or any other Person is required by the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party or the consummation by the Company of the transactions contemplated herein or therein, except for (A) the filing of a pre-merger notification and report form under the HSR Act, and the expiration or termination of the applicable waiting period thereunder, (B) the filing of a certificate of conversion or other documents necessary to effect the conversion of the Company required by Section 6.7, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Texas, (D) the filing of the Statement of Resolutions with the Secretary of State of the State of Texas, (E) such Consents set forth on Company Disclosure Schedule 5.1(e) and the Third-Party Consents set forth on Company Disclosure Schedule 9.2(f), and (F) such other Consents or approvals from Governmental Authorities which are customarily obtained or made post-closing.

(f) Financial Statements.

(i) The Company has furnished or made available to Parent or its representatives true, accurate and complete copies of (A) the unaudited consolidated balance sheet of the Company and each subsidiary of the Company as of December 31, 2013, 2012 and 2011, together with the unaudited consolidated statements of operations, cash flows and shareholders’ equity of the Company and the Company Subsidiaries for the years then ended, and the related notes thereto, and (B) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2014 (the “Balance Sheet”), together with the related unaudited consolidated statements of operations, cash flows and shareholders’ equity of the Company and the Company Subsidiaries for the nine-month period then ended (such financial statements collectively being referred to herein as the “Financial Statements”). The Financial Statements, together with the notes thereto, have been prepared on a consistent basis throughout the periods covered thereby (except to the extent disclosed therein) and fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries at the dates thereof and the consolidated results of the operations and cash flows of the Company and the Company Subsidiaries for the respective periods indicated.

(ii) Except as set forth on Company Disclosure Schedule 5.1(f), the Company does not have any liabilities or obligations, other than those (A) reflected in, fully reserved against or otherwise described in the Balance Sheet or the notes thereto or (B) incurred in the Ordinary Course of Business since the Balance Sheet Date.

(g) Ordinary Course of Business. Except as set forth on Company Disclosure Schedule 5.1(g), or as provided in or contemplated by this Agreement or the other Transaction Documents, since the Balance Sheet Date, the Company and each of its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business. There have been no Pre-Closing Casualty Losses that will remain outstanding and uncured as of the Closing, or any Material Adverse Effect with respect to the Company. Except as set forth on Company Disclosure Schedule 5.1(g) or as expressly provided in this Agreement or the other Transaction Documents, none of the Company or any Company Subsidiary has taken any action since the Balance Sheet Date that, if taken after the date hereof and prior to Closing would violate the provisions of Sections 6.1(b), 6.1(k), 6.1(l), 6.1(m), 6.1(n), 6.1(o), 6.1(p) or 6.1(q).

(h) Compliance with Applicable Laws; Permits.

(i) Except with respect to Environmental Laws, which are addressed in Section 5.1(p), and except as set forth on Company Disclosure Schedule 5.1(h)(i), (A) each Company Entity (i) is in compliance in all material respects with all Applicable Laws in connection with its conduct of business and (ii) holds and is in compliance, in all material respects, with all material permits, licenses, exemptions, orders, franchises and approvals of Governmental Authorities necessary for the lawful conduct of its business (the “Company Permits”), (B) no Company Entity has received written notice of any violation of any Applicable Law, including with respect to its ownership and/or operation of the Oil and Gas Properties, which alleged violation remains unresolved and (C) no Company Entity has received written notice that it, any other Company Entity or any Oil and Gas Property is under investigation by any Governmental Authority for potential non-compliance with any Applicable Law.

(ii) Company Disclosure Schedule 5.1(h)(ii) contains a complete and accurate list of each Company Permit. Except as set forth in Company Disclosure Schedule 5.1(h)(ii), (A) each Company Permit is valid and in full force and effect, (B) each Company Entity is in compliance, in all material respects, with each such Company Permit and (C) each Company Entity holds all Governmental Authorizations necessary for the lawful conduct of its business, except (with respect to this clause (C)) as would not have a Material Adverse Effect with respect to the Company.

(i) Absence of Litigation. Except as set forth on Company Disclosure Schedule 5.1(i), (A) there is no Proceeding pending or, to the Knowledge of the Company, threatened against any Company Entity or any of the properties or assets of any Company Entity (including the Oil and Gas Properties), and (B) there is no outstanding judgment, Order or decree which materially impairs or restricts the assets, properties or operations of any Company Entity nor is any such judgment, Order or decree pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, no event has occurred and no circumstance exists that could reasonably give rise to or serve as the basis for the commencement of any such Proceeding or the entry of any such judgment, Order or decree.

(j) Insurance. Set forth on Company Disclosure Schedule 5.1(j) is a true, correct and complete list of all workers’ compensation, title, fire, general liability, fiduciary liability, directors’ and officers’ liability, malpractice liability, theft and other forms of property and casualty insurance held by the Company and each of the Company Subsidiaries and all insurance related fidelity bonds that are material to the Company and the Company Subsidiaries (collectively, the “Insurance Policies”). Except for policies that have been, or are scheduled to be, terminated in the Ordinary Course of Business and in accordance with the terms thereof, each of the Insurance Policies set forth on Company Disclosure Schedule 5.1(j) is in full force and effect.

(k) Oil and Gas.

(i) The Company has furnished Parent prior to the date of this Agreement with reports estimating the Company’s and the Company Subsidiaries’ proved oil and gas reserves underlying the Oil and Gas Properties (A) as of July 1, 2014 (the “Friesen Report”), as prepared by George Friesen, P.E. (“Friesen”) and (B) as of September 1, 2014 (the “Cawley Gillespie Report” and, together with the Friesen Report, the “Company Reserve Reports”), as prepared by Cawley, Gillespie & Associates, Inc. (“Cawley Gillespie” and, together with Friesen, the “Reserve Engineers”). Except with respect to title information, the factual, non-interpretive data on which each Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth in such Company Reserve Report was accurate and complete in all material respects. Each Reserve Engineer’s work with respect to its respective Company Reserve Report was not on a contingent basis. At the time of preparation of each Company Reserve Report, the respective Reserve Engineer did not have, and on the date hereof does not have, any financial interest in any Company Entity or the Sole Shareholder or any other relationship with the Company or the Sole Shareholder that could reasonably be expected to result in undue influence on the Reserve Engineer in connection with its preparation of such Company Reserve Report. The Company did not give or cause any instructions to be given to the Reserve Engineers with respect to the values or amounts desired in an attempt to bias their work, and to the Company’s Knowledge, there are not any matters that have had an impact on the independence or objectivity of the Reserve Engineers.

(ii) Except as set forth on Company Disclosure Schedule 5.1(k)(ii):

(A) all Wells operated by the Company have been drilled, completed, operated and produced, in all material respects, in accordance with generally accepted oil and gas field practices and in compliance with all Applicable Laws and the applicable Leases, Contracts and Unit agreements;

(B) there are no Wells located on the Leases or Units (i) that any Company Entity is currently obligated by any Applicable Laws or Contract to plug, dismantle or abandon, (ii) for which the Company has received any notices or demands from any

Governmental Authority, or to the Company’s Knowledge, any other Person, to plug, dismantle or abandon or (iii) that have been plugged, dismantled or abandoned in a manner that does not comply, in all material respects, with all Applicable Laws;

(C) all currently producing Wells and Equipment are, in all material respects, in an operable state of repair adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted;

(D) the Company and, to the Company’s Knowledge, the applicable operator if the Company is not the operator, has (i) title to the Equipment free and clear of Liens other than Permitted Encumbrances, or (ii) with respect to rented Equipment, a good and valid leasehold interest in such Equipment; and

(E) the Company has not received any notices or demands from any Governmental Authority or, to the Company’s Knowledge, any other Person relating to any production of Hydrocarbons in excess of allowables or similar violations that could result in curtailment of production from any of the Oil and Gas Properties.

(iii) Except for Suspended Proceeds set forth on Company Disclosure Schedule 5.1(k)(iii), the Company (or, to the Company’s Knowledge, the applicable operator if the Company is not the operator) has paid, and will have paid as of Closing, all amounts due by any Company Entity relating to the Oil and Gas Properties as of the date of this Agreement (including any accrued bonuses, delay rentals, minimum royalties and royalties of all kinds), or if not paid, is contesting such amounts in good faith in the Ordinary Course of Business. All such amounts being contested are set forth on Company Disclosure Schedule 5.1(k)(iii) together with a description of the Oil and Gas Property relating to such amounts and the reason such amount is being contested.

(iv) Company Disclosure Schedule 5.1(k)(iv) contains a true, correct and complete list of all (a) Wells for which payments of shut-in royalties are being made, (b) Wells in which reworking operations are being conducted, (c) Wells on which operations are being conducted in substitute for production in paying quantities, and (d) Leases that will expire, terminate or otherwise be materially impaired absent actions by or on behalf of the Company (other than continued production in paying quantities) on or before a date that is twelve (12) months from the date of this Agreement.

(v) To the Company’s Knowledge, all books, Records and files of the Company and its Subsidiaries (including those pertaining to the Oil and Gas Properties and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting financial and employee records): (a) have been prepared, assembled and maintained in good faith, and (b) are accurate in all material respects as they relate to the subject matter thereof.

(vi) Except as set forth on Company Disclosure Schedule 5.1(k)(vi), none of the Oil and Gas Properties is subject to any preferential purchase or similar right which would become operative as a result of the transactions contemplated by this Agreement. No Material Contract to which the Company is a party contains any rights of the other party or parties thereto to elect a new operator on any of the Oil and Gas Properties, which rights would become operative as result of the transactions contemplated by this Agreement.

(vii) Set forth on Company Disclosure Schedule 5.1(k)(vii) is a list, as of the date of this Agreement, of all authorities for expenditures or commitments relating to the Oil and Gas Properties to drill new wells or rework existing Wells or other capital expenditures pursuant to any of the Material Contracts for which all of the activities anticipated in such authorities for expenditures or commitments have not been completed as of the date of this Agreement, in each case, to the extent such expenditures exceed $50,000.

(viii) There are no futures, options, swaps or other derivatives with respect to the sale of Hydrocarbons from the Oil and Gas Properties that are currently binding on the Oil and Gas Properties or will be binding on the Oil and Gas Properties after Closing.

(ix) The Oil and Gas Properties, Equipment and the Material Contracts constitute and include all of the assets necessary for the conduct of the Company’s business as conducted on the date hereof.

(l) Owned Real Property.

(i) Set forth on Company Disclosure Schedule 5.1(l) is a list of all the Owned Real Property. Except as expressly identified on Company Disclosure Schedule 5.1(l), no Company Entity has owned any real property in fee. Except as otherwise reflected on Company Disclosure Schedule 5.1(l), the Company and the Company Subsidiaries, as applicable, have good, valid and marketable fee simple title to the Owned Real Property reflected on Company Disclosure Schedule 5.1(l), free and clear of Liens, other than Permitted Encumbrances.

(ii) The Company has delivered or made available to Parent true and complete copies of all title insurance policies, opinions, abstracts and surveys in the possession of Company relating to the material Owned Real Property.

(iii) To the Knowledge of the Company, there are no existing or threatened condemnation Proceedings that affect the Owned Real Property or any material portion thereof.

(m) Leased Real Property.

(i) Set forth on Company Disclosure Schedule 5.1(m) is a list of all Leased Real Property as of the date of this Agreement and all real property leases and subleases other than the Oil and Gas Properties (and all amendments, modifications or supplements thereto) to which the Company or one of the Company Subsidiaries is a party (as lessee, sublessee, lessor or sublessor) relating to all or any portion of any Leased Real Property (collectively, the “Real Property Leases”). Each Real Property Lease referenced on Company Disclosure Schedule 5.1(m) is a valid and binding obligation of the Company or one of the Company Subsidiaries and (subject to any of such Real Property Leases being terminated in the Ordinary Course of Business and in accordance with the terms thereof) is in full force and effect. Except as otherwise set forth on Company Disclosure Schedule 5.1(m), neither the Company nor any of the Company Subsidiaries is in default in any material respect under any Real Property Lease. Neither the Company nor any of the Company Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in such Real Property Lease.

(ii) The Leased Real Property constitutes all the leasehold interests in real property held by the Company or any Company Subsidiaries, other than the Oil and Gas Properties.

(n) Easements. The Company has made available to Parent true and complete copies of the documents creating all Easements. Except as set forth on Company Disclosure Schedule 5.1(n), no Company Entity is in default under any Easements which would have a Material Adverse Effect with respect to the Company. No Company Entity has received written notice of any material breach of the terms of any Easement which would allow revocation or termination of such Easement or would result in any impairment of the rights of the applicable Company Entity in and to any such Easement, except where such revocation, termination or impairment would not have a Material Adverse Effect with respect to the Company. To the Knowledge of the Company, there has been no actual or threatened condemnation or exercise of eminent domain (whether permanent, temporary, whole or partial) of any part of the Easements.

(o) Other Property Matters; Personal Property.

(i) Neither the Company’s or the Company Subsidiaries’ use or occupancy of the Owned Real Property, the Leased Real Property, the Easements, or any portion thereof, nor the operation of the business of the Company and the Company Subsidiaries as currently conducted thereon is dependent on a “permitted non-conforming use” or “permitted non-conforming structure” or similar variance, exemption or approval from any governmental authority. The Oil and Gas Properties, Owned Real Property, Leased Real Property, Easements and Personal Property constitute, in the aggregate, all of the properties, rights and assets necessary for the conduct of the Company’s business as currently conducted.

(ii) The Company and the Company Subsidiaries, as applicable, have good and valid title to, or hold by valid and existing lease or license, all material items of tangible personal property (“Personal Property”) used by the Company or any Company Subsidiary, in each case free and clear of all Liens other than Permitted Encumbrances. Except as set forth on Company Disclosure Schedule 5.1(o), all material items of Personal Property owned or leased by the Company or the Company Subsidiaries, as applicable, are in adequate operating condition and repair (subject to ordinary wear and tear) and are suitable for normal operations on the Oil and Gas Properties consistent with the applicable Company Entity’s current or past practices and operations.

(iii) Subject to the occurrence of the Closing as provided herein, the Company’s and any Company Subsidiary’s title to all Personal Property owned on the date hereof shall be transferred to the Surviving Company at the Effective Time.

(p) Environmental Matters. Except as otherwise set forth on Company Disclosure Schedule 5.1(p):

(i) The operations of the Company are, and for the past five years have been, in compliance (A) with all applicable Environmental Laws, except for such failures to comply as would not have a Material Adverse Effect with respect to the Company and (B) with all Candidate Conservation Agreements to which the Company is or has been a party;

(ii) As of the date of this Agreement, no judicial or administrative Proceedings are pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries alleging the violation of any applicable Environmental Laws, and, as of the date of this Agreement, no written notice from any Governmental Authority or any private or public Person has been received by the Company or any of the Company Subsidiaries claiming (A) any violation of any applicable Environmental Laws by the Company or any Company Subsidiary, or requiring any material remediation of any Owned Real Property that is necessary to comply with any applicable Environmental Laws or the requirements of any Easements and that has not been complied with or otherwise resolved or (B) any violation of a Candidate Conservation Agreement to which the Company is or has been a party;

(iii) All Governmental Authorizations required to be obtained or filed by the Company or any of the Company Subsidiaries under any applicable Environmental Laws in connection with the Company’s or any of the Company Subsidiaries’ operations have been duly obtained or filed and maintained in full force and effect, including the timely filing of any renewal applications, except where the failure to have obtained, filed or maintained such Governmental Authorizations would not be reasonably expected to have a Material Adverse Effect with respect to the Company; and

(iv) To the Knowledge of the Company, there has been no known material release of Hazardous Materials that could reasonably be expected to result in a material claim or liability for clean-up costs, damages or compensation under Environmental Laws.

Except to the extent that any representations and warranties made in this Section 5.1 explicitly refer to any matters relating to environmental matters, the representations and warranties in this Section 5.1(p) are the only representations and warranties made by the Company with respect to environmental matters.

(q) Taxes. Except as set forth on Company Disclosure Schedule 5.1(q):

(i) (A) All income and other material Tax Returns which are required to be filed by or with respect to the Company or any Company Subsidiary have been duly and timely filed (taking into account extensions of time within which to file) with the proper Taxing Authorities, and such returns were true, correct and complete in all material respects when filed; (B) all federal, and all state, local and foreign material Taxes (whether or not shown on any Tax Return) owed by the Company or any Company Subsidiary or for which the Company or any Company Subsidiary may be liable which are or have become due have been duly and timely paid in full; and (C) all material withholding Tax requirements imposed on or with respect to the Company or any Company Subsidiary have been satisfied in all material respects and all withheld amounts have been timely paid over or remitted in full to the appropriate Governmental Authority in accordance with Applicable Laws;

(ii) There are no Liens for Taxes (other than Permitted Encumbrances) on any of the Company Assets or the Company Business, and, to the Company’s Knowledge, there is no reasonable basis for the assertion of any such claims related to Taxes which, if adversely determined, would result in any such Liens for Taxes;

(iii) Neither the Company nor any Company Subsidiary has entered into (or requested or offered to enter into if such request or offer to enter into is still validly outstanding) any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (A) to file any Tax Returns or elections, (B) it is required to pay or remit any Taxes, or (C) any Governmental Authority may assess or collect Taxes for which it is or may be liable, that will remain in effect after Closing;

(iv) There are no outstanding or, to the Company’s Knowledge, threatened claims, examinations, assessments, Proceedings, or audits against the Company or any of the Company Subsidiaries for any matter relating to Taxes;

(v) The Sole Shareholder is a United States person (and is not a disregarded entity for U.S. federal income tax purposes) within the meaning of Sections 897, 1445 and 7701 of the Code.

(vi) No power of attorney has been granted by or with respect to the Company or any Company Subsidiary with respect to any matter relating to Taxes that will remain in effect after Closing;

(vii) Neither the Company nor any Company Subsidiary has entered into any Tax abatement or Tax credit agreements with any Governmental Authority relating to Taxes which would be binding on the Company or any such Company Subsidiary following the Closing, and the Company and each Company Subsidiary has complied with the terms and conditions of all Tax rulings, Tax holidays and Tax concessions that were provided by any relevant Governmental Authority;

(viii) Neither the Company nor any Company Subsidiary has been a member of an Affiliated Group (other than the Sole Shareholder Affiliated Group) or is subject to liability for Taxes of any other Person (other than as a result of being a member of the Sole Shareholder Affiliated Group) as a result of being required to file Tax Returns on a consolidated, combined, unitary or similar basis; as a transferee or successor; by contract or otherwise;

(ix) Since January 1, 2010, no written claim has been made against the Company or any Company Subsidiary by any Taxing Authority in a jurisdiction in which the Company or such Company Subsidiary has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction. The Company has previously provided or made available to Parent complete copies of all income and other material Tax Returns filed by the Company or any Company Subsidiary relating to taxable periods ending on or after January 1, 2010;

(x) Neither the Company nor any Company Subsidiary has participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury regulation § 1.6011-4(b)(1) or any corresponding provision of applicable Tax law;

(xi) The Company and the Company Subsidiaries have disclosed on their Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Code Section 6662 or any comparable provision of state, local or foreign law;

(xii) Neither the Company nor any Company Subsidiary will be required to include any amount in taxable income, nor will it be required to reduce its deductions, Tax credits or Tax basis, for any Post-Closing Period as a result of any (A) change in accounting method effected in a taxable period ending before the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of applicable state, local or foreign Tax Law); (C) installment sale or open transaction disposition made on or prior to the Closing Date; (D) prepaid amount received on or prior to the Closing Date; (E) intercompany transaction or excess loss account described in the Treasury regulations under Code Section 1502 (or any corresponding or similar provision of applicable state, local or foreign Tax Law); or (F) cancellation of indebtedness income realized on or before the Closing Date;

(xiii) There is no existing Tax indemnity, Tax sharing, Tax allocation or similar agreement that may or will require that any payment be made by or to the Company or any of the Company Subsidiaries on or after the Effective Time;

(xiv) None of the Company Assets is subject to or owned by any Tax partnership, as defined in Section 761 of the Code and the related Treasury regulations, or any analogous provision of applicable Tax Law; and

(xv) Neither the Company nor any Company Subsidiary knows of any fact or has taken or failed to take any action which fact, action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

The representations and warranties in this Section 5.1(q) and in Section 5.1(s) are the only representations and warranties made by the Company with respect to matters related to Taxes. Nothing in this Section 5.1(q) or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credit carryover or other Tax asset or (ii) any Tax position that Parent or any of its Affiliates (including the Surviving Company) may take in or in respect of a Post-Closing Period or Straddle Period.

(r) Material Contracts.

(i) Except as provided in Section 5.1(r)(ii)(D) below, Company Disclosure Schedule 5.1(r)(ii) contains a list of all Material Contracts (as defined in Section 5.1(r)(ii) below) to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is otherwise bound. Except as specifically noted on Company Disclosure Schedule 5.1(r)(ii), a true, correct and complete copy of each Material Contract has been furnished or made available to Parent or its representatives. To the Knowledge of the Company, no Company Entity or any other party to any Material Contract is in default or breach in any material respect under any Material Contract, except as set forth on Company Disclosure Schedule 5.1(r)(i).

(ii) Material Contracts of the Company and the Company Subsidiaries (“Material Contracts”) include all Contracts which are one or more of the following types:

(A) any Contracts with third parties (other than joint operating agreements) involving aggregate payments to or from the Company or a Company Subsidiary of $50,000 or more in the previous twelve (12) month period (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);

(B) any Contract for the purchase and sale, exchange, gathering, transportation or processing of Hydrocarbons that is not terminable by the Company or applicable Company Subsidiary on sixty (60) days’ notice or less without payment by the Company or any Company Subsidiary of any penalty and may result in payment to or from the Company or a Company Subsidiary of $50,000 or more in the previous twelve (12) month period (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);

(C) any Contracts to sell, lease, farmout, exchange, or otherwise dispose of all or any part of the Oil and Gas Properties after the date hereof, but excluding conventional rights of reassignment upon intent to abandon or release a Well or Lease;

(D) any joint operating agreements, unit operating agreements, exploration agreements, joint development agreements, participation agreements or other similar agreements; provided, that the parties acknowledge that a list of joint operating agreements and unit operating agreements of the Company or any Company Subsidiary has not been provided as of the date hereof but will be provided to Parent pursuant to Section 6.8;

(E) any salt water disposal agreements, bottom hole agreements, acreage contribution agreements, and water injection agreements;

(F) all seismic licenses or contracts related to the Oil and Gas Properties;

(G) any Contracts that grant a right or option to purchase or sell any asset or property other than, in each case, (1) Contracts relating to the purchase or sale of Hydrocarbons or products therefrom entered into in the Ordinary Course of Business, or (2) Contracts relating to the sale of obsolete or excess assets not required for the Company’s operations;

(H) any Contracts under which the Company or any Company Subsidiary assumed or guaranteed any outstanding Debt of a third party;

(I) any Contracts (other than joint operating agreements) creating a Lien on the Company Common Stock or the Subsidiaries Interests or the properties or assets of any Company Entity;

(J) any outstanding futures, swap, collar, put, call, floor, cap, option, hedging, forward sale or other derivative Contracts that binds the Company or any of the Company Subsidiaries;

(K) Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any Company Subsidiary of any operating business or Equity Interests of any other Person;

(L) each joint venture, partnership or any other Contract involving a sharing of revenues, costs, profits or losses by the Company or any of the Company Subsidiaries with any other Person;

(M) any Contracts relating to the merger, consolidation or reorganization of a Company Entity (other than this Agreement);

(N) each Contract with any current or former director or officer of any Company Entity or any Affiliate of a Company Entity, which Contract will not be terminated prior to Closing;

(O) any Contracts that constitute a non-competition agreement or any other agreement which materially restricts or prohibits the manner in which, the Company or any Company Subsidiary conducts business;

(P) the Loan Agreements and each other Contract or commitment that (I) relates to the creation, incurrence, assumption, or guarantee of any indebtedness for borrowed money or for a line of credit by any Company Entity or (II) creates a capital lease obligation;

(Q) any Contract that grants to a third Person a right of first refusal, option, preferential right or similar right to acquire any Oil and Gas Properties of the Company or any Company Subsidiary; and

(R) any Contract containing any warranty, guaranty, indemnity or other similar undertaking with respect to a contractual or other performance by the Company, in each case, other than Contracts entered in the Ordinary Course of Business.

(s) ERISA Compliance.

(i) Company Disclosure Schedule 5.1(s)(i) contains a list and brief description of each Employee Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by the Company or any other Person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each an “ERISA Affiliate”) for the benefit of any present or former officers, employees, directors or independent contractors of the Company or any of its ERISA Affiliates for which the Company or any Company Subsidiary could reasonably be expected to have any direct or indirect liability (whether contingent, secondary, by indemnification or otherwise) (an “Applicable Employee Benefit Plan”). The Company has provided to Parent a true and complete copy of (A) each material document embodying or governing each such Applicable Employee Benefit Plan, (B)

the most recent summary plan description and material modifications thereto, (C) the most recently filed Internal Revenue Service (“IRS”) Form 5500 and (D) the most recently prepared actuarial report and financial statement, in each case, if any, in connection with each such Applicable Employee Benefit Plan.

(ii) Except as set forth on Company Disclosure Schedule 5.1(s)(ii), neither the Company nor any Company Subsidiary sponsors, maintains, contributes to or is required to contribute to any Employee Benefit Plan other than an Applicable Employee Benefit Plan.

(iii) Neither the Company nor any ERISA Affiliate has ever sponsored, maintained, contributed to, is, or has been, required to contribute to, or could have any liability (whether contingent, secondary, by indemnification or otherwise) with respect to any Employee Benefit Plan that is subject to Title IV of ERISA, any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) or any Employee Benefit Plan that is subject to Section 412, 430, 431, 432 or 436 of the Code.

(iv) Except as set forth on Company Disclosure Schedule 5.1(s)(iv), each Applicable Employee Benefit Plan that is a plan intended to be qualified under Section 401(a) of the Code (a “Qualified Plan”) is subject to a determination, advisory or opinion letter from the IRS to the effect that such Applicable Employee Benefit Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a) of the Code; no such determination, advisory or opinion letter has been revoked, and, to the Knowledge of the Company, revocation has not been threatened; and such Applicable Employee Benefit Plan has not been amended, or failed to be amended or administered, since the effective date of its most recent determination, advisory or opinion letter in any respect that might adversely affect its qualification and materially increase its cost.

(v) Except to the extent required pursuant to Section 4980B(f) of the Code and Section 601-608 of ERISA (or similar state law) or as provided by a Qualified Plan with respect to distributions to a beneficiary upon the death of a participant thereof, (A) no Applicable Employee Benefit Plan provides death or medical or life insurance benefits to any Person upon retirement or termination of employment or of any relationship, and (B) neither the Company nor any Company Subsidiary is contractually or otherwise obligated (whether or not in writing) to provide any Person with life insurance or death or medical benefits upon retirement or termination of employment or of any relationship or service.

(vi) To the Knowledge of the Company, no condition exists with respect to any Employee Benefit Plan that could reasonably be expected to result in the Company or any Company Subsidiary becoming liable directly or indirectly (whether contingent, secondary, by indemnification or otherwise) for any material liability, except as has already been satisfied.

(vii) Each Applicable Employee Benefit Plan is, and has been, in compliance, by its terms and in operation in all material respects, with all Applicable Laws and has been administered in accordance with its terms in all material respects.

(viii) Except with respect to the effect of the New Key Employee Arrangements or any other arrangement or agreement with the Surviving Company or any of its Affiliates, each Applicable Employee Benefit Plan that provides non-qualified deferred compensation subject to Section 409A of the Code has been operated and administered in compliance, and complies in form, with the requirements of, Section 409A of the Code.

(ix) Except as set forth on Company Disclosure Schedule 5.1(s)(ix), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) shall (A) without regard to the effect of any unknown payments, benefits or vesting that shall be provided under the New Key Employee Arrangements or any other new arrangement or agreement with the Surviving Company or any of its Affiliates, cause any payments or benefits to any employee, officer or director in respect of the Company or the Company Subsidiaries to be either subject to an excise tax or non-deductible to the Company under Sections 4999 and 280G of the Code (or similar non-U.S. law), respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, or (B) except as contemplated by this Agreement or the New Key Employee Arrangements or provided by a Qualified Plan, constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee in respect of the Company or the Company Subsidiaries.

(x) To the Knowledge of the Company, (A) there are no breaches of fiduciary duty in connection with the Applicable Employee Benefit Plans that would subject the Company or any employee, officer or director in respect of the Company or the Company Subsidiaries or any trustee, administrator or other fiduciary to any material liability for breach of fiduciary duty under ERISA or any other Applicable Law and (B) no prohibited transaction under Section 4975 of the Code or Section 406 of ERISA with respect to which an individual, class or statutory exemption is not available has occurred that involves the assets of any Applicable Employee Benefit Plan that could subject the Company or any employee, officer or director in respect of the Company or the Company Subsidiaries, or any trustee, administrator or other fiduciary to material taxes or penalties under Section 4975 of the Code or Section 409 or 502 of ERISA.

(t) Labor and Company Employee Matters.

(i) Except as set forth on Company Disclosure Schedule 5.1(t)(i), there are no collective bargaining or other labor union agreements to which the Company or any of the Company Subsidiaries is, or within the preceding eighteen (18) months, has been, a party or bound. Except as set forth on Company Disclosure Schedule 5.1(t)(i) as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries (A) is, or within the preceding eighteen (18) months, has been, engaged in any unfair labor practices under the National Labor Relations Act, or has, or within the preceding eighteen (18) months, has had, any unfair labor practice charges or complaints before the National Labor Relations Board pending or, to the Knowledge of the Company, threatened against it during such period or (B) has received any written notice of any charges, complaints or Proceedings pending or, to the

Knowledge of the Company, threatened against it before the Equal Employment Opportunity Commission, Department of Labor or any other Governmental Authority responsible for regulating employment practices. Except as set forth on Company Disclosure Schedule 5.1(t)(i) no collective bargaining agreement is currently being, or within the preceding eighteen (18) months, has been, negotiated by the Company or any of the Company Subsidiaries.

(ii) Company Disclosure Schedule 5.1(t)(ii) lists (A) all officers of the Company, (B) all individuals employed by the Company or the Company Subsidiaries as of the date of this Agreement (the “Company Employees”) and (C) all employees of the Sole Shareholder that the parties have agreed shall be offered employment by the Surviving Company or its Affiliate at Closing (the “Sole Shareholder Employees”), and includes, with respect to each Company Employee and Sole Shareholder Employee, his or her name, employing entity, location, date of hire and position or job title. Compensation levels for such Company Employees (including base salary or hourly rate of pay, bonuses, accrued bonuses and commissions) has been made available or provided to Parent separately prior to the date hereof.

(iii) The Company and each Company Subsidiary have complied, in all material respects, with all Applicable Laws relating to the employment of labor, including those related to wages, hours, classification of employees and independent contractors and collective bargaining. There are no pending, or to the Knowledge of the Company, threatened Proceedings before any Governmental Authority by any Company Employee alleging a violation of, or non-compliance with, Applicable Laws relating to employment, employment practices, or terms and conditions of employment.

(iv) There are no workers’ compensation claims, insured or uninsured, or other Proceedings pending or, to the Knowledge of the Company, threatened, relating to any Company Employee or any Applicable Employee Benefit Plan, other than such claims set forth in Company Disclosure Schedule 5.1(t)(iv). All amounts required by any statute, insurance policy, Governmental Authority or agreement to be paid by the Company or any Company Subsidiary into any workers’ compensation loss or reserve fund, collateral fund, sinking fund or similar account have been duly paid into such fund or account as required.

(v) No Company Entity has misclassified any Person as an independent contractor in respect of such Company Entity rather than as an employee under any Applicable Law.

(vi) The representations and warranties set forth in this Section 5.1(t) and Section 5.1(s) are the Company’s sole and exclusive representations and warranties regarding labor and Company Employee matters.

(u) Intellectual Property. Set forth on Company Disclosure Schedule 5.1(u) is a list of all issued patents and pending patent applications, registered trademarks, applications to register trademarks and registered domain names owned by the Company or any of the Company Subsidiaries. The Company owns, or has the license or right to use, all Intellectual Property currently used and necessary to conduct its business as presently conducted, except for such license or right the failure of which to have would not have a Material Adverse Effect. No third party has asserted against the Company or any of the Company Subsidiaries a claim in writing that the Company or any of the Company Subsidiaries is infringing the Intellectual Property of such third party. To the Knowledge of the Company, no third party is infringing the Intellectual Property owned or exclusively licensed by the Company or one of the Company Subsidiaries, except for any such infringement which would not have a Material Adverse Effect.

(v) Brokers’ Commissions. Except as set forth on Company Disclosure Schedule 5.1(v), neither the Company nor any Company Subsidiary has, directly or indirectly, entered into any agreement with any Person that would obligate Parent, the Company or any Company Subsidiary to pay any commission, brokerage fee or “finder’s fee” in connection with the transactions contemplated herein.

5.2 Representations and Warranties of the Sole Shareholder. The Sole Shareholder represents and warrants to Parent and Merger Subsidiary as follows:

(a) Organization, Good Standing and Other Matters. The Sole Shareholder is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Sole Shareholder directly owns all of the issued and outstanding Equity Interests of the Company. A true, correct and complete copy of the Governing Documents of the Sole Shareholder, as in effect on the date of this Agreement, has been furnished or made available to Parent and Merger Subsidiary.

(b) Authority. The Sole Shareholder has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by the Sole Shareholder of this Agreement and the other Transaction Documents to which it is a party and the consummation by the Sole Shareholder of the transactions contemplated herein and therein have been duly and validly authorized by all necessary corporate action, as applicable, on the part of the Sole Shareholder. This Agreement and each of the other Transaction Documents to which the Sole Shareholder is or will be a party have been, or upon execution and delivery will be, duly and validly executed and delivered by the Sole Shareholder and, assuming that this Agreement and the other Transaction Documents to which the Sole Shareholder is or will be a party constitute the valid and binding agreement of the other parties hereto and thereto, constitute, or upon execution and delivery thereof will constitute, the valid and binding obligations of the Sole Shareholder, enforceable against the Sole Shareholder in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(c) No Conflict; Required Filings and Consents. The execution, delivery and performance by the Sole Shareholder of this Agreement and the other Transaction Documents to which it is a party do not, and the consummation by the Sole Shareholder of the transactions contemplated herein and therein will not, (i) violate or result in any breach of any provision of the Governing Documents of the Sole Shareholder; (ii) violate any Applicable Law binding upon the Sole Shareholder; (iii) except as set forth on Company Disclosure Schedule 5.2(c), violate or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, any of the terms, conditions or provisions of any Material Contract to which the Sole Shareholder is a party or by which any property or asset of the Sole Shareholder is bound or affected; except, with respect to clause (ii) or (iii), such violations, conflicts, breaches or defaults that would not constitute a Material Adverse Effect with respect to the Sole Shareholder. No Consent of any Governmental Authority or any other Person is required by the Sole Shareholder in connection with the execution, delivery and performance by the Sole Shareholder of this Agreement and the other Transaction Documents to which it is a party or the consummation of the transactions contemplated herein and therein, except for (A) the filing of a pre-merger notification and report form under the HSR Act, and the expiration or termination of the applicable waiting period thereunder, (B) the filing of a certificate of conversion or other documents necessary to effect the conversion of the Company required by Section 6.7, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Texas, (D) the filing of the Statement of Resolutions with the Secretary of State of the State of Texas and (E) such other Consents or approvals from Governmental Authorities which are customarily obtained or made post-closing.

(d) Litigation. Except as set forth on Company Disclosure Schedule 5.1(h)(i), there is no Proceeding pending or, to the Knowledge of the Sole Shareholder, threatened against the Sole Shareholder seeking to restrain or prohibit or otherwise challenge the consummation, legality or validity of the transactions contemplated by this Agreement or which, if adversely determined, would have a Material Adverse Effect with respect to the Sole Shareholder.

(e) Brokers’ Commissions. Except as set forth on Company Disclosure Schedule 5.1(v), neither the Sole Shareholder nor any of its Affiliates has, directly or indirectly, entered into any agreement with any Person that would obligate the Company, any Company Subsidiary or the Sole Shareholder to pay any commission, brokerage fee or “finder’s fee” in connection with the transactions contemplated herein.

(f) Solvency. The Sole Shareholder is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors.

(g) Independent Evaluation; Investment Intent.

(i) The Sole Shareholder is an experienced and knowledgeable investor in the purchase, sale, ownership and operation of oil and gas properties and related facilities.

(ii) The Sole Shareholder acknowledges that it can bear the economic risk of its investment in the Payment Shares, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in Payment Shares.

(iii) The Sole Shareholder acknowledges that the Payment Shares have not been registered under applicable federal and state securities laws and that following the

Closing, may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities laws or pursuant to an exemption from registration under any federal or state securities laws.

(iv) The Sole Shareholder is an accredited investor within in the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). The Sole Shareholder is acquiring the Payment Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except in compliance with applicable federal and state securities laws.

(h) Tax Treatment. The Sole Shareholder does not know of any fact, has not taken any action and has not failed to take any action, which fact, action or failure to act could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

5.3 Representations and Warranties of Parent and Merger Subsidiary. Parent and Merger Subsidiary jointly and severally represent and warrant to the Company and the Sole Shareholder as follows:

(a) Organization, Good Standing and Other Matters. Parent is a corporation duly formed, validly existing and in good standing under the laws of the State of Texas and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Subsidiary is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Texas and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent directly owns all of the issued and outstanding Equity Interests of Merger Subsidiary. Each of Parent and Merger Subsidiary is duly qualified to do business as a foreign corporation in good standing in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than failures to be so qualified or in good standing that would not have a Material Adverse Effect with respect to the Parent. True, correct and complete copies of the Governing Documents of Parent and Merger Subsidiary, as in effect on the date of this Agreement, have been furnished to the Company and the Sole Shareholder or are available in the SEC Documents.

(b) Authority. Each of Parent and Merger Subsidiary has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by each of Parent and Merger Subsidiary of this Agreement and the other Transaction Documents to which it is a party and the consummation by each of Parent and Merger Subsidiary of the transactions contemplated herein and therein have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, on the part of each of Parent and Merger Subsidiary. This Agreement and the other Transaction Documents to which Parent and Merger Subsidiary is or will be a party have been, or upon execution and delivery will be, duly and validly executed and delivered by each of Parent and Merger Subsidiary and, assuming that this Agreement and the other Transaction Documents to which Parent and Merger Subsidiary is or will be a party constitute the valid and binding agreement of the other parties thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(c) No Conflict; Required Filings and Consents. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the other Transaction Documents to which either is a party do not, and the consummation by either Parent or Merger Subsidiary of the transactions contemplated herein and therein will not, (i) violate or result in any breach of any provisions of the Governing Documents of Parent or Merger Subsidiary; (ii) violate any Applicable Law to which Parent or Merger Subsidiary is subject or by which any material portion of their respective properties or assets is bound or affected; (iii) violate or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, any of the terms, conditions or provisions of any material Contract to which Parent or Merger Subsidiary is a party or by which Parent or Merger Subsidiary or any material portion of their respective assets is bound or affected; except, with respect to clause (ii) or (iii), such violations, conflicts, breaches or defaults that would not constitute a Material Adverse Effect with respect to Parent. No Consent of any Governmental Authority or of any other Person is required by or with respect to Parent or Merger Subsidiary in connection with the execution, delivery and performance by Parent or Merger Subsidiary of this Agreement and the other Transaction Documents to which either of them is a party or the consummation of the transactions contemplated herein and therein, except for (A) the filing of a pre-merger notification and report form under the HSR Act, and the expiration or termination of the applicable waiting period thereunder, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Texas, (C) the filing of the Statement of Resolutions with the Secretary of State of the State of Texas, and (D) such other Consents or approvals from Governmental Authorities which are customarily obtained or made post-closing.

(d) Capitalization of Parent. The authorized capital of Parent consists of 80,000,000 authorized shares of common stock, par value $0.01 per share (the “Parent Common Stock”), and 2,000,000 authorized shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the close of business on December 31, 2014, there were (i) 73,342,777 shares of Parent Common Stock issued and outstanding, (ii) 30,967 shares of Parent Common Stock and no shares of Parent Preferred Stock held in the treasury of Parent and (iii) no shares of Parent Preferred Stock issued and outstanding. Except as set forth in the SEC Documents, no bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the holders of Parent Common Stock may vote are issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued and fully paid and were not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or other similar rights, and were issued in compliance with applicable federal and state securities laws. All outstanding shares of Parent Common Stock are duly authorized, validly issued and fully paid and were not issued in violation of any preemptive or other similar rights. Except as set forth in the SEC Documents, there are outstanding (i) no Equity Interests of Parent; (ii) no securities of Parent convertible into, or exchangeable or exercisable for, Equity Interests of Parent; (iii) no options, warrants, calls, rights, commitments or agreements to which Parent is a party or by which it is bound, in any case obligating Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, Equity Interests of Parent, or obligating Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement; (iv) no obligation (contingent or otherwise) of Parent to purchase, redeem or otherwise acquire Equity Interests or to pay any dividend or make any other distribution in respect thereof and (v) other than Parent’s Governing Documents, no voting trust, proxy or other agreement or understanding with respect to the voting of any Equity Interests of Parent.

(e) Payment Shares.

(i) The board of directors of Parent has taken all corporate action necessary to (A) approve the Statement of Resolutions, (B) approve the Parent Charter Amendment, (C) recommend that the shareholders of Parent approve the Parent Charter Amendment, (D) direct the Parent Charter Amendment be submitted for consideration by the shareholders of Parent at the Parent Shareholders Meeting and (E) authorize the issuance of the Payment Shares to the Sole Shareholder as contemplated by this Agreement and the Statement of Resolutions, subject to the filing of the Statement of Resolutions with respect to the Payment Shares with the Secretary of State of the State of Texas.

(ii) When issued to the Sole Shareholder against payment therefor in accordance with the provisions of this Agreement, the Payment Shares will be validly issued in accordance with the Governing Documents of Parent and the TBOC, fully paid, nonassessable and free and clear of all Liens (except for restrictions on transfer imposed under the Statement of Resolutions and this Agreement or applicable federal or state securities laws).

(iii) Upon the filing of the Statement of Resolutions, the terms and conditions of the Series A Preferred Stock in the Statement of Resolutions shall be enforceable in accordance with the terms of the Statement of Resolutions. The issuance of the Payment Shares under this Agreement will not be subject to any preemptive or similar rights. Upon the satisfaction of the conditions to the conversion set forth in the Statement of Resolutions, the Conversion Shares will be, when issued and delivered by Parent in accordance with the Statement of Resolutions, validly issued in accordance with the Governing Documents of Parent and the TBOC, fully paid, nonassessable, free and clear of all Liens and not subject to any preemptive or similar rights.

(iv) When issued to the Sole Shareholder upon the conversion of the Payment Shares, the Conversion Shares will be issued in compliance with all applicable rules of the New York Stock Exchange. Prior to conversion of the Payment Shares, Parent will file a notice of listing of additional shares with the New York Stock Exchange with respect to the Conversion Shares.

(f) SEC Documents of Parent. Parent has filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) all reports and statements required to be filed or furnished by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the Securities Act since February 7, 2012 (all such documents collectively, the “SEC Documents”). The SEC Documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “Parent Financial Statements”), at the time filed (except to the extent corrected by a subsequently filed SEC Document filed prior to the date of this Agreement and, in the case of registration statements, solely on the dates of effectiveness) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iv) in the case of the Parent Financial Statements, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, for normal year-end adjustments and as permitted by Form 10-Q of the SEC) and (v) in the case of Parent Financial Statements, fairly present (subject in the case of unaudited statements to normal year-end audit adjustments) in all material respects the consolidated financial position of Parent and its Subsidiaries, as applicable, as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.

(g) No Material Adverse Effect. Except as set forth in or contemplated by the SEC Documents, since September 30, 2014, there has not been any (i) Material Adverse Effect with respect to Parent, (ii) acquisition or disposition of any material asset by Parent or any of its Subsidiaries or any contract or arrangement therefore, other than in the ordinary course of business, (iii) material change in any of Parent’s accounting principles, practices or methods except to the extent required in accordance with GAAP, (iv) incurrence of material indebtedness other than in the ordinary course of business, (v) amendment, or approval of any amendment, to the Governing Documents of Parent, (vi) material Proceedings for which Parent has been served or (vii) material disputes, claims, audits or investigations, whether administrative, judicial or otherwise, instituted or, to the Knowledge of Parent, threatened in writing by or against or affecting Parent.

(h) Internal Accounting Controls. Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i) Offering. Assuming the accuracy of the representations and warranties of the Sole Shareholder contained in Section 5.2(g), the sale and issuance of the Payment Shares pursuant to this Agreement are exempt from the registration requirements of the Securities Act.

(j) Bankruptcy. There are no bankruptcy, reorganization or receivership Proceedings pending, being contemplated by or, to the Knowledge of Parent, threatened against Parent or Merger Subsidiary.

(k) Litigation. There is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or Merger Subsidiary seeking to restrain or prohibit or otherwise challenge the consummation, legality or validity of the transactions contemplated by this Agreement or which, if adversely determined, would have a Material Adverse Effect with respect to Parent or Merger Subsidiary.

(l) Brokers’ Commissions. Neither Parent, Merger Subsidiary nor any Affiliate of either of them has, directly or indirectly, entered into any agreement with any Person that would obligate the Company, any Company Subsidiary or the Sole Shareholder to pay any commission, brokerage fee or “finder’s fee” in connection with the transactions contemplated herein.

(m) Financing. Parent has, and shall have as of the Closing Date, sufficient cash available or existing borrowing facilities that together are sufficient to enable it to make the payments contemplated hereunder and to consummate the transactions contemplated hereby and by each Transaction Document. Parent acknowledges that its obligation to consummate the transactions contemplated by this Agreement is not subject to any financing contingency or condition.

(n) Independent Evaluation; Investment Interest.

(i) Parent is an experienced and knowledgeable investor in the purchase, ownership and operation of oil and gas properties and related facilities.

(ii) Parent acknowledges that it can bear the economic risk of its investment in the Company, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company.

(iii) Parent acknowledges that the interests in the Company have not been registered under applicable federal and state securities laws and that following the Closing, the Company may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities laws or pursuant to an exemption from registration under any federal or state securities laws.

(iv) Parent is an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act. Parent is acquiring interests in the Company for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except in compliance with applicable federal and state securities laws.

(o) Tax Treatment. Neither Parent nor Merger Subsidiary knows of any fact, has taken any action or has failed to take any action which fact, action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Parent has no plan or intention to cause Merger Subsidiary to be treated as other than a disregarded entity for U.S. federal income tax purposes.

(p) No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement or the Transaction Documents, neither Parent nor Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent, Merger Subsidiary or the transactions contemplated by this Agreement, and Parent and Merger Subsidiary each disclaim any other representations or warranties, whether made by Parent, Merger Subsidiary or any of their respective Affiliates, officers, directors, employees, agents or representatives.

5.4 Limitations. Any representation of the Company in Section 5.1 that relates to Oil and Gas Properties in which the Company is a non-operator under a joint operating agreement or similar agreement is limited to the Knowledge of the Company.

ARTICLE VI

COVENANTS OF THE COMPANY AND THE SOLE SHAREHOLDER

6.1 Conduct of Business. Except as (i) expressly contemplated by or otherwise permitted under this Agreement, (ii) disclosed on Company Disclosure Schedule 6.1(a), (iii) required by Applicable Laws or (iv) agreed to in writing by Parent (which consent shall not be unreasonably withheld or delayed, and which consent may be given by e-mail or other electronic transmission), from the date of this Agreement until the Closing, the Company and any Company Subsidiaries shall act in the Ordinary Course of Business and shall (A) use Reasonable Efforts to preserve substantially intact its present business organization, (B) use Reasonable Efforts to preserve its present relationships with customers, suppliers and others having business dealings with it, (C) comply, in all material respects, with all Applicable Laws and (D) use Reasonable Efforts to maintain in full force without interruption its Insurance Policies as of the date hereof or comparable insurance coverage, and the Company shall not, and shall cause the Company Subsidiaries to not:

(a) (i) merge or consolidate with or into any other Person, (ii) purchase any securities or ownership interests of, or make any investment in any Person or (iii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, conversion, merger, consolidation, restructuring, recapitalization or other reorganization or winding up of the business of a Company Entity;

(b) (i) materially modify or amend or terminate any Material Contract, (ii) enter into a Contract that would be a Material Contract if entered into prior to the date of this Agreement or (iii) waive any material default by, or release, settle or compromise any material claim against, any other party to a Material Contract;

(c) except to the extent necessary or advisable to avoid forfeiture, penalties or enforcement action, enter into agreements to drill new wells or to rework, remediate, recomplete, plug back, deepen, plug or abandon any Well, or commence any drilling, reworking, remediation or completing or other operations on the Oil and Gas Properties that requires expenditures exceeding $50,000 (net to the Company’s interest) for each operation (except for emergency operations and operations required under presently existing contractual obligations);

(d) (i) enter into any agreement or arrangement transferring, selling or encumbering any of the Oil and Gas Properties, including any farmout agreement (other than pursuant to any Contracts existing on the date hereof and disclosed to the Parent on Company Disclosure Schedule 6.1(d)); provided that with respect to sales and dispositions of inventory, Equipment and materials in the Ordinary Course of Business, such disposed inventories, Equipment and materials are replaced with inventories, Equipment and materials of comparable or better value and utility in connection with the maintenance, repair and operation of the Oil and Gas Properties) (ii) grant any preferential right or other right to purchase or agree to require the consent of any party not otherwise required to consent to the transfer of the Oil and Gas Properties in accordance with the terms hereof; (iii) enter into any new sales Contracts or supply Contracts which cannot be cancelled upon thirty (30) days prior notice; or (iv) remove any of the Equipment from any Lease (except to move such Equipment to another Lease or for the sale of Equipment that is no longer necessary in the operation of the Oil and Gas Properties);

(e) fail to promptly provide Parent with written notice of (i) any claims or Proceedings that affect the Oil and Gas Properties in any material respect; or (ii) any proposal from a third party to engage in any material transaction (e.g., a farmout) with respect to the Oil and Gas Properties;

(f) fail to use Reasonable Efforts to maintain and keep the Leases and Company Permits in full force and effect and, with respect to Leases for which the Company is not the operator under the applicable agreement governing operations on such Leases, make any elections to abandon or surrender any Leases subject to such agreement (but instead shall make affirmative elections to maintain any such Leases for which the applicable operator has proposed such abandonment or surrender);

(g) voluntarily relinquish its position as operator to anyone other than Parent with respect to any of the Oil and Gas Properties, or voluntarily abandon any of the Oil and Gas Properties other than as required pursuant to the terms of a Lease or Applicable Law;

(h) except in the Ordinary Course of Business or as required by Applicable Law or the terms and provisions of written Contracts between a Company Entity and an employee thereof as in existence on the date of this Agreement provided to Parent prior to the date of this Agreement and set forth in Company Disclosure Schedule 5.1(s)(i), (i) hire or engage any individual, or approve or make material modifications of the salaries, bonuses or other compensation (including incentive compensation) payable to any individual, in each case whose base salary exceeds $100,000 per annum, (ii) adopt or amend any Employee Benefit Plan that constitutes, or would constitute as a result of its adoption or amendment, an Applicable Employee Benefit Plan, or (iii) increase in any manner the aggregate compensation or fringe benefits of any officer or employee of the Company or any Company Subsidiary;

(i) make any capital expenditures, except (i) capital expenditures with respect to the capital projects described on Company Disclosure Schedule 5.1(k)(vii), (ii) capital expenditures related to projects other than those set forth on Company Disclosure Schedule 5.1(k)(vii) not in excess of $50,000 individually, and (iii) as required on an emergency basis or for the safety of individuals or the environment;

(j) acquire (including, without limitation, by merger, consolidation or the acquisition of any equity interest or assets) lease or dispose of any assets, except in the Ordinary Course of Business and with a value less than $50,000 individually;

(k) issue, transfer, sell, deliver or otherwise dispose of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Common Stock or any other Equity Interests or securities, options, warrants, calls or other rights to purchase Company Common Stock or any other Equity Interests (including any notes bonds or any other securities or obligations convertible into or exchangeable for any Company Common Stock or any other Equity Interests);

(l) repurchase, redeem, or otherwise acquire any Equity Interests of a Company Entity;

(m) (i) create, incur, guarantee, or assume any indebtedness for borrowed money or otherwise become liable or responsible for the obligations of any other Person; (ii) make any loans, advances, or capital contributions to, or investments in, any other Person or (iii) take any action to mortgage, pledge or subject to any Lien other than a Permitted Encumbrance, any Company Common Stock or assets of the Company or any Company Subsidiaries;

(n) except as required by GAAP or by Applicable Law, change any of the accounting principles or practices used by the Company or any Company Subsidiaries;

(o) (i) pay, discharge, settle or satisfy any claims, demands, liabilities, obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or Proceedings, other than in the Ordinary Course of Business, and other claims, liabilities or obligations not to exceed $50,000 in the aggregate or (ii) pay, discharge, settle or satisfy any Proceedings seeking an injunction or other equitable relief where such settlements would have a Material Adverse Effect with respect to the Company;

(p) amend its Governing Documents;

(q) make any settlement of or compromise any material Tax liability, change in any material respect any Tax election or Tax method of accounting or make any new Tax election or adopt any new Tax method of accounting;

(r) authorize any of, or commit or agree to take any of, the foregoing actions; or

(s) take any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code (whether or not otherwise permitted by the provisions of this Section 6.1) or fail to take any commercially reasonable action necessary to cause the Merger to so qualify.

Nothing herein shall restrict any Company Entity from taking any action in the event of an emergency which action the Company reasonably determines is necessary to protect and safeguard the assets and properties of the Company and any third party to whom the Company owes an obligation to do so.

6.2 Access to Information.

(a) Until the Closing, the Company shall afford to Parent and its representatives (including accountants, reserve engineers and counsel) reasonable access, during normal business hours and upon reasonable advance notice, to all properties (including the Oil and Gas Properties), books and records of the Company and all other information with respect to its business, together with the opportunity, at the sole cost and expense of Parent, to make copies of such books, records and other documents and to discuss the business of the Company with such directors, officers, engineers and counsel for the Company as Parent or its representatives may reasonably request for the purposes of conducting due diligence (including conducting a Phase I Environmental Site Assessment (as defined by the American Society of Test and Materials) of the Oil and Gas Properties (“Environmental Review”)) on the Company, its business and the Oil and Gas Properties. Notwithstanding the foregoing provisions of this Section 6.2, the Company shall not be required to grant access or furnish information to Parent or any of Parent’s representatives to the extent that such information is subject to an attorney/client or attorney work product privilege, would violate or contravene any Applicable Law or if providing such access or the furnishing of such information is prohibited by an existing contract or agreement. All information obtained by Parent and its representatives under this Section 6.2 shall be subject to the terms of the Confidentiality Agreement and any applicable privacy laws regarding personal information. Until the Closing, the provisions of the Confidentiality Agreement shall remain in full force and effect in accordance with its terms. The Company shall have the right to have one or more representatives accompany Parent and any environmental consultant at all times during the Environmental Review. After the date hereof, prior to undertaking any sampling, boring, operation of Equipment, or other invasive activity on the Properties where the Company is the operator, Parent shall give notice to the Company of Parent’s requested procedure and perform such activities in accordance with the parties’ existing practices. The Company will use Reasonable Efforts to obtain any necessary consents from third parties in order for Parent to perform such activities on any Oil and Gas Property where the Company is not the operator, and if such third parties do not consent to such invasive activities, either party shall have the option to exclude the affected Property from this transaction, in which case the affected Property shall constitute an Excluded Asset, the affected Property shall be deleted from the Exhibits and Schedules hereto, and the Company shall convey the affected Property to the Sole Shareholder prior to Closing. In performing its Environmental Review, Parent shall (and shall cause its environmental consultant to): (i) perform all work in a safe and workmanlike manner; (ii) perform all work in such a way as to not unnecessarily and unreasonably interfere with the operation of any Oil and Gas Property or the business of the Company; (iii) comply with all Applicable Laws; and (iv) at its sole cost, risk, and expense, restore the Oil and Gas Properties to their condition prior to the commencement of the Environmental Review.

(b) Parent’s access to the Oil and Gas Properties and its (and its Affiliates and representatives) examinations and inspections shall be at Parent’s sole risk, cost, and expense,

and Parent WAIVES AND RELEASES ALL CLAIMS FOR PERSONAL INJURY OR DEATH AGAINST THE COMPANY, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE PARTNERS, MEMBERS, OFFICERS, DIRECTORS, EMPLOYEES, ATTORNEYS, CONTRACTORS, AGENTS, OR OTHER REPRESENTATIVES, TO THE EXTENT RELATED TO THE ENVIRONMENTAL REVIEW, EXCEPT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSONS. Parent agrees to indemnify, defend, and hold harmless the Company and its Affiliates, the other owners of interests in the Oil and Gas Properties, and all such Persons’ directors, officers, employees, agents, and representatives from and against all claims, liabilities, losses, costs, and expenses (including court costs and reasonable attorneys’ fees) attributable to (i) personal injury or death arising out of, or relating to, the Environmental Review, and (ii) property damage directly attributable to the Environmental Review, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, EXCEPT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSONS.

6.3 Pay-Off Letters. No later than five (5) Business Days prior to the Target Closing Date, the Company shall cause the lenders and debt holders under the Loan Agreements to prepare, and shall deliver to the Parent, the Pay-Off Letters, which Pay-Off Letters shall be updated, as necessary, on the Closing Date to specify the aggregate amount of Debt outstanding as of immediately prior to the Closing.

6.4 Exclusivity. From the date hereof through the earlier of the Closing or the date that this Agreement is terminated in accordance with Section 11.1:

(a) The Company and the Sole Shareholder agree to discontinue all discussions with any Person other than Parent or its Affiliates or representatives concerning any transaction or series of transactions that would reasonably be expected to impede or preclude the transactions contemplated by this Agreement being consummated with Parent and Merger Subsidiary.

(b) Without limiting the generality of Section 6.1, the Company shall not, and shall cause each of its Affiliates and representatives not to, directly or indirectly, encourage, entertain, solicit, initiate, enter into or continue discussions or negotiations with, provide any information to or enter into any agreements or understandings with, any Person (other than Parent or any of its Affiliates or representatives) concerning any acquisition of any Company Entity, any Equity Interest in any Company Entity, or any substantial part of a Company Entity’s assets or any merger, business combination or similar transaction or any other transaction that could impede or preclude the transactions contemplated by this Agreement being consummated with Parent and Merger Subsidiary (an “Acquisition Proposal”).

(c) If the Company, any of its Affiliates or any of their respective representatives receives any bona fide offer relating to an Acquisition Proposal, the Company shall promptly provide Parent with written notice thereof, which notice shall include the identity of the prospective offeror and the price and other material terms of any offer.

6.5 Operatorship. Promptly following the Closing, the Company and the Sole Shareholder shall use Reasonable Efforts to assist Parent, the Surviving Company or their designee in their efforts to succeed the Company as operator of any Wells included in the Oil and Gas Properties where, prior to the Effective Time, the Company is serving as operator and to assist Parent, the Surviving Company or their designee in their efforts to be appointed as operator in any areas in which the Oil and Gas Properties are located and no operator has been appointed.

6.6 Assignment of Excluded Assets and Excluded Liabilities. Prior to Closing, the Company shall, or shall cause the Company Subsidiaries to, as applicable, convey or assign the Excluded Assets and Excluded Liabilities to the Sole Shareholder or its respective designee, as appropriate. Following Closing, the Surviving Company shall, or cause the Company Subsidiaries to, as applicable, convey or assign any Excluded Assets and Excluded Liabilities to the Sole Shareholder or its respective designee, as appropriate.

6.7 Conversion of the Company. Prior to Closing, the Sole Shareholder shall cause the Company to reincorporate in Texas.

6.8 Material Contracts. Within 15 Business Days after the date hereof, the Sole Shareholder and the Company shall (i) provide to Parent a true and complete list of all joint operating agreements and unit operating agreements of the Company or any Company Subsidiary and (ii) use Reasonable Efforts to provide Parent with copies of all joint operating agreements, unit operating agreements, and any other Material Contracts as specifically noted on Company Disclosure Schedule 5.1(r)(ii) that were not provided prior to the date hereof.

ARTICLE VII

COVENANTS OF PARENT AND MERGER SUBSIDIARY

7.1 Use of Company Names and Marks.

(a) Parent agrees that as soon as practicable following the Closing, but in no event later than one hundred and five (105) days after Closing, Parent shall, and shall cause the Surviving Company and Company Subsidiaries to, cease and permanently discontinue any and all uses of any of the Company Names and Marks and any colorable imitations thereof, and remove or cover all Company Names and Marks from, or destroy, any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials in the Surviving Company’s possession or under its control bearing any of the Company Names and Marks, and provide the Sole Shareholder with written confirmation thereof. Notwithstanding the foregoing, Parent shall have a period of up to seven and a half (7.5) months from the Closing to cause the Company and Company Subsidiaries to permanently remove Company Names and Marks on Wells or similar assets of the Surviving Company.

(b) In no event shall Parent or any of its Affiliates use any of the Company Names and Marks after Closing in any manner or for any purpose different from the use of such Company Names and Marks by the Company preceding the Closing, and neither Parent nor any of its Affiliates shall affix any of the Company Names and Marks or any colorable imitations thereof on any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials that are created or produced after the Closing.

(c) Parent expressly acknowledges and confirms that Parent shall not receive, any right, title or interest in or to the Company Names and Marks, except the limited right to use Company Names and Marks for the sole purpose of permitting Parent to complete the phase out of such use in strict compliance with this Section 7.1.

7.2 Statement of Resolutions. Immediately prior to Closing, Parent shall execute and file the Statement of Resolutions with the Secretary of State of the State of Texas.

7.3 Parent Shareholders Meeting. Parent shall use Reasonable Efforts to cause its shareholders to approve the Parent Charter Amendment at the next regularly scheduled annual meeting of Parent’s shareholders following the Closing or at a special meeting of Parent’s shareholders occurring prior to such next annual meeting called for the purpose of approving the Parent Charter Amendment (in either case, the “Parent Shareholders Meeting”). If the approval of the Parent Charter Amendment is not obtained at the Parent Shareholders Meeting, Parent shall reintroduce the Parent Charter Amendment at each regularly scheduled annual meeting of shareholders of Parent until the Parent Charter Amendment is approved. The proxy statement that Parent mails or provides to its shareholders with respect to the Parent Shareholders Meeting shall state that Parent’s board of directors has approved the Parent Charter Amendment and recommends that Parent’s shareholders vote in favor of the Parent Charter Amendment. Parent shall use Reasonable Efforts to solicit proxies in favor of the Parent Charter Amendment from shareholders of Parent to secure the approval or consent of shareholders required under applicable law and applicable stock exchange rules to effect the Parent Charter Amendment and the issuance of the Conversion Shares.

ARTICLE VIII

MUTUAL COVENANTS

8.1 Company Employee Matters.

(a) Prior to the date of this Agreement, Parent and the Sole Shareholder have agreed upon a form of joint announcement to Company Employees and employees of Parent concerning this Agreement and the transactions contemplated by this Agreement and a communication plan concerning the method and timing of the delivery of such announcement. Contemporaneously with the execution and delivery of this Agreement, or as soon as practicable thereafter, the parties will deliver such announcement to the Company Employees and employees of Parent in accordance with such communication plan.

(b) The parties shall use Reasonable Efforts to negotiate with and cause those certain key executive management personnel listed as Key Employees in Company Disclosure Schedule 8.1(b) (the “Key Employees”) to enter into new employment agreements with the Surviving Company or its Affiliates such that their employment with the Surviving Company would continue for a period of at least one year after the Closing Date on similar mutually satisfactory terms and conditions, including the receipt of mutually satisfactory equity compensation awards (consistent with Parent’s customary practice) (the “New Key Employee

Arrangements”). Any New Key Employee Arrangements shall be effective as of, and conditioned upon, the Closing. In addition, Parent shall cause the Surviving Company or its Affiliates to (i) offer employment, for at least one year after the Closing, to each Company Employee noted in Company Disclosure Schedule 5.1(t)(ii) as receiving such an offer and (ii) offer employment, for at least one year after Closing, to each Sole Shareholder Employee noted in Company Disclosure Schedule 5.1(t)(ii) as receiving such an offer, in each case, (A) with substantially similar salary as such individuals currently receive from the Company or the Sole Shareholder (as applicable) and (B) effective as of such time that is no later than January 1, 2016, such other terms and conditions of employment as are substantially similar to the terms and conditions of employment for similarly situated employees of Parent.

(c) In the event Company Employees and/or Sole Shareholder Employees are migrated onto or become eligible to participate in employee benefit plans maintained by Parent or its Affiliates, Parent shall give each Company Employee and Sole Shareholder Employee full credit for all purposes (including for purposes of eligibility to participate, level of benefits, early retirement eligibility and early retirement subsidies, vesting and benefit accrual, but other than benefit accrual under a defined benefit pension plan) under all employee benefit plans, arrangements, collective agreements and employment-related entitlements (including under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, post-retirement health and life insurance, termination indemnity, severance or separation pay plans) provided, sponsored, maintained or contributed to by Parent or any of its Affiliates (the “Parent Plans”) for such Company Employee’s or Sole Shareholder Employee’s service with the Sole Shareholder, the Company and/or Company Subsidiaries prior to the Closing, and with any predecessor employer, to the same extent recognized under any corresponding Applicable Employee Benefit Plan, except to the extent such credit would result in the duplication of benefits for the same period of service, it being understood that, except as otherwise provided herein, any such participation in Parent Plans shall be on the same basis as new hires of Parent or any of its Affiliates.

(d) Parent shall use Reasonable Efforts to (i) waive for each Company Employee, Sole Shareholder Employee and each of his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under all employee health plans of Parent or any of its Affiliates applicable to such Company Employee or Sole Shareholder Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Company Employee or Sole Shareholder Employee under the terms of any applicable employee health plan of the Company, any Company Subsidiary or any ERISA Affiliate that constitutes an Applicable Employee Benefit Plan, and (ii) give full credit under the employee health plans of Parent and its Affiliates applicable to each Company Employee, Sole Shareholder Employee and each of his or her dependents for all co-payments, deductibles and similar payments paid or incurred under any corresponding Applicable Employee Benefit Plan prior to the Closing for the plan year in which the Closing occurs.

(e) To the extent permitted under the Code and ERISA, Parent shall use Reasonable Efforts to permit any Qualified Plan sponsored by Parent or any of its Affiliates, if requested by a Company Employee or Sole Shareholder Employee who is a participant in the

Sole Shareholder’s 401(k) Plan, to accept a “direct rollover” pursuant to Section 401(a)(31) of the Code of all or an applicable portion of such employee’s “eligible rollover distribution” (as defined in Section 402(c)(4) of the Code, including plan loans, from the Sole Shareholder’s 401(k) Plan. Except for plan loans, all “direct rollovers” shall be made in cash and shall be subject to such administrative terms determined by Parent, including with respect to timing of any “direct rollover.” Sole Shareholder and Parent shall use commercially reasonable efforts to cooperate to effect the rollover described in this Section 8.1(e).

(f) Prior to the Closing, the Parent and the Sole Shareholder shall mutually agree whether the Company should take, or cause a Company Subsidiary to take, any action necessary to transfer sponsorship of any Employee Benefit Plans to another entity such that, at Closing, neither the Company nor any Company Subsidiary is the plan sponsor of any such Employee Benefit Plan.

(g) The parties hereto acknowledge and agree that all provisions contained in this Section 8.1 with respect to employees are included for the sole benefit of the respective parties hereto and nothing in this Agreement shall (i) amend, or be deemed to amend, any Employee Benefit Plan, Parent Plan or any other employee benefit or compensation plan, program, policy, practice or arrangement or restrict any authority to amend or terminate any of the foregoing, (ii) provide any other Person with any right, benefit or remedy with regard to any Employee Benefit Plan or other employee benefit or compensation plan, program, policy, practice, or otherwise, or (iii) provide any other Person with the right to continued employment with the Company, Parent or any of their Affiliates.

8.2 Governmental Consents.

(a) Promptly following the execution of this Agreement, the parties shall use Reasonable Efforts to prepare and file with the appropriate Governmental Authorities such Consents and approval or notice of transfer of operator status, if applicable, that are necessary in order to consummate the transactions contemplated by this Agreement and shall use Reasonable Efforts to diligently and expeditiously prosecute, and shall consult with each other in the prosecution of, such matters. Parent and the Sole Shareholder shall each pay half of all filing fees associated with any filings made pursuant to the HSR Act in connection with the transactions contemplated by this Agreement.

(b) Promptly following the execution of this Agreement, but in no event later than fifteen (15) Business Days following the date of this Agreement, the parties shall file, or cause to be filed by their respective “ultimate parent entities,” with the FTC, the DOJ and any other appropriate Governmental Authority the notifications and other information (if any) required to be filed under the HSR Act and other applicable Antitrust Laws with respect to the transactions contemplated in the Transaction Documents. Promptly following the execution of this Agreement, the Sole Shareholder and Parent shall proceed to cause the Company and Merger Subsidiary, as applicable, to prepare and file with the appropriate Governmental Authorities such additional requests, reports or notifications as may be required in connection with this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Each of Parent and the Sole Shareholder shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Parent and the Sole Shareholder shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Authority with whom a filing has been made pursuant to Antitrust Laws.

(c) Parent and Merger Subsidiary shall use Reasonable Efforts to avoid or eliminate each impediment under the HSR Act or any other Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated herein so as to enable the Closing to occur as soon as reasonably practicable; provided, however, that neither Parent nor any of its Affiliates shall be required (i) to hold separate (including by trust or otherwise) or sell, divest or otherwise dispose of any of the businesses or assets of Parent or any of its Affiliates (including businesses or assets of any Company Entity to be acquired hereby) or (ii) to agree to any limitation on the operation or conduct of the businesses, product lines or assets of Parent or any of its Affiliates (including businesses, product lines or assets of any Company Entity to be acquired hereby).

8.3 Wellbore and Overriding Royalty Assignments.

(a) Wellbore Assignments. Within ten (10) Business Days after the date hereof, the parties shall negotiate in good faith a mutually acceptable form of Wellbore Conveyance, Assignment and Bill of Sale to provide for the conveyance of certain interests in and to the non-operated wellbores listed on Company Disclosure Schedule 8.3 (provided, however, that, within ten (10) Business Days after the date hereof, the Sole Shareholder may supplement such schedule as mutually agreed by the parties) (as finally agreed by the parties, the “Excluded Wellbores”) to the Sole Shareholder or one of its designees at or prior to Closing. After such assignments are completed, the Excluded Wellbores shall be Excluded Assets for all purposes under this Agreement.

(b) Overriding Royalty Assignments. Within ten (10) Business Days after the date hereof, the parties shall negotiate in good faith a mutually acceptable form of assignment to provide for the conveyance of certain overriding royalty interests, as mutually agreed by the parties, owned by the Company (the “Excluded ORRIs”) to the Sole Shareholder or one of its designees at or prior to Closing. After such assignments are completed, the Excluded ORRIs shall be Excluded Assets for all purposes under this Agreement. Within ten (10) Business Days after the date hereof, the Sole Shareholder will supplement Company Disclosure Schedule 1.1(a) as mutually agreed by the parties to include a description of such Excluded ORRIs.

8.4 Tax Matters.

(a) Allocation of Taxes. The Sole Shareholder shall be liable for (and indemnify the Parent Indemnified Parties against, and hold each of them harmless from, any Damages arising from, based upon, related to or associated with) (i) Taxes of the Company or any Company Subsidiary with respect to any Pre-Closing Period (determined in accordance with Section 8.4(b) in the case of a Straddle Period), (ii) any Taxes of the Sole Shareholder resulting directly from the transactions contemplated under this Agreement (including, without limitation, any withholding Taxes described in Section 3.2(c)), (iii) Transfer Taxes that are the responsibility of the Sole Shareholder pursuant to Section 8.4(j), and (iv) Taxes of any member of an Affiliated Group of which the Company or any Company Subsidiary (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including Taxes imposed pursuant to Treasury regulation § 1.1502-6 or any comparable provision of Applicable Law; provided, however, that the Sole Shareholder shall not be liable for any such Tax to the extent it results from actions taken (other than actions in the Ordinary Course of Business or that are specifically contemplated by this Agreement) on the Closing Date and after the Closing by Parent or its Affiliates (including the Surviving Company).

(b) Straddle Periods. For purposes of allocating the amount of Taxes of the Company and the Company Subsidiaries for a Straddle Period under this Agreement to the Pre-Closing Period and the Post-Closing Period: (i) in the case of Taxes imposed on a periodic basis (e.g., property or ad valorem Taxes), the amount of Taxes for the Pre-Closing Period shall be equal to the product of the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of days in the Straddle Period; and (ii) in the case of all other Taxes, (A) the amount of Taxes for the Pre-Closing Period shall be computed as if such Straddle Period ended, and the books of the Company and the Company Subsidiaries closed, as of the end of the day on the Closing Date, and (B) deductions for depreciation or amortization, and any exemptions or allowances provided for under Applicable Laws that are a fixed dollar amount, or that are calculated or provided for on an annual basis, shall be apportioned on a time basis by assuming that an equal portion of such deductions, exemptions or allowances for the entire Straddle Period is allocable to each day in such Straddle Period.

(c) Pre-Closing Tax Returns. The Sole Shareholder shall prepare and file any Tax Returns of the Sole Shareholder Affiliated Group (“Pre-Closing Combined Tax Returns”). Parent shall prepare or cause to be prepared all Tax Returns of the Company and the Company Subsidiaries, other than Pre-Closing Combined Tax Returns, for all Tax periods ending on or before the Closing Date but which are due after the Closing Date (such Tax Returns other than the Pre-Closing Combined Tax Returns, the “Pre-Closing Tax Returns”). Pre-Closing Tax Returns shall be prepared on a basis consistent with past practice, except to the extent otherwise required by Applicable Law or consented to in writing by the Sole Shareholder. Not later than thirty (30) days prior to the due date for filing any Pre-Closing Tax Return (or, in the event the due date of any such Pre-Closing Tax Return is less than forty-five (45) days following the Closing Date or the end of the relevant Tax period, as soon as reasonably practicable following the Closing Date or the end of the relevant Tax period), Parent shall deliver a copy of any such Pre-Closing Tax Return, together with all supporting documentation and workpapers, to the Sole Shareholder for its review and reasonable comment. Parent will cause any Pre-Closing Tax Return (as revised to incorporate the Sole Shareholder’s reasonable comments) to be timely filed and will timely pay all Taxes shown as due and payable on such Tax Return and will provide a copy to the Sole Shareholder. The Sole Shareholder shall promptly indemnify Parent for the portion of such Taxes for which the Sole Shareholder is liable pursuant to Section 8.4(a).

(d) Straddle Tax Returns. Parent shall prepare or cause to be prepared all Tax Returns of the Company and the Company Subsidiaries for all Straddle Periods (“Straddle Tax Returns”). Such Straddle Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by Applicable Law or consented to in writing by the Sole Shareholder. Not later than thirty (30) days prior to the due date for filing any Straddle Tax Return for income, franchise or similar Taxes for which Parent or its Affiliates are claiming indemnification hereunder (any such Tax Return, a “Reviewable Tax Return”) (or, in the event the due date of any such Straddle Tax Return is less than forty-five (45) days following the end of the relevant Tax period, as soon as reasonably practicable following the end of the relevant Tax period), Parent shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to the Sole Shareholder for its review and reasonable comment. Parent will cause such Tax Return (as revised by Parent to incorporate the Sole Shareholder’s reasonable comments) to be timely filed and will timely pay all Taxes shown as due and payable on such Tax Return and will provide a copy to the Sole Shareholder. The Sole Shareholder shall promptly indemnify Parent for the portion of such Taxes for which the Sole Shareholder is liable pursuant to Section 8.4(a).

(e) Tax Treatment of Certain Items. For the avoidance of doubt, the parties hereto intend that, in conformance with Treasury Regulation Section 1.1502-76(b)(1)(ii)(A), any federal income Tax deductions incurred by the Company and each Company Subsidiary on the Closing Date related to the transactions contemplated by this Agreement (including Tax deductions arising out of payment of Company Transaction Expenses) shall be treated as arising in the Pre-Closing Period.

(f) Tax Cooperation. The parties shall cooperate fully as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns and any audit, litigation or other Proceeding (each, a “Tax Proceeding”) with respect to Taxes imposed on or with respect to the assets, operations or activities of the Company or any Company Subsidiary. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding the foregoing, no party shall be unreasonably required to prepare any document, or determine any information, not then in its possession in response to a request under this Section 8.4(f). Notwithstanding anything in this Section 8.4(f) or elsewhere in this Agreement to the contrary, Parent shall not be required to furnish to the Sole Shareholder or any other Person any Tax Returns (or information related thereto) of Parent or any of its Affiliates (other than the Pre-Closing Combined Tax Returns, Pre-Closing Tax Returns and Straddle Tax Returns of the Company, any Company Subsidiary or the Surviving Company). Notwithstanding anything in this Section 8.4(f) or elsewhere in this Agreement to the contrary, the Sole Shareholder shall not be required to furnish to Parent or any other Person any Tax Returns (or information related thereto) of the Sole Shareholder or any of its Affiliates (other than the Company and any Company Subsidiary). For the avoidance of doubt, the Sole Shareholder shall not be required to provide to Parent any Tax Returns of the Sole Shareholder Affiliated Group.

(g) Amended Tax Returns. Unless required by Applicable Law, no amended Tax Return with respect to a Pre-Closing Period shall be filed by or on behalf of the Company or any Company Subsidiary without the prior written consent of the Sole Shareholder, which consent shall not be unreasonably withheld or delayed.

(h) Refunds. If after the Closing Date, Parent or one of its Affiliates receives a refund (or credit in lieu of a refund) of a Tax of the Company or any Company Subsidiary for any Pre-Closing Period that was borne or paid by the Company or such Company Subsidiary prior to the Closing Date or paid or borne by the Sole Shareholder pursuant to Sections 8.4(c), 8.4(d), 12.2 or otherwise in the Agreement, then, within thirty (30) days of receiving such refund or electing to take a credit in lieu of a refund, Parent shall pay the amount of such refund or credit to the Sole Shareholder, less any third-party costs and expenses actually and reasonably incurred by Parent or any of its Affiliates in obtaining such refund or credit; provided, however, that the foregoing provision shall not apply to any portion of any refund or credit that arises as a result of the carryback of Tax items accruing or otherwise generated in a Post-Closing Period. If the amount of a refund has been paid to the Sole Shareholder and the applicable Taxing Authority later requires Parent or any of its Affiliates to repay all or any portion of the amount of such refund, the amount required to be repaid to the Taxing Authority (including interest, penalties or other additions imposed by the Taxing Authority) shall be deemed to be Damage for which the Parent Indemnified Parties are entitled to full indemnification by the Sole Shareholder pursuant to Section 12.2(a). For purposes of determining the portion of any refund or credit of Taxes for a Straddle Period that is attributable to the Pre-Closing Period, such refund or credit of Taxes shall be equitably apportioned between the Sole Shareholder and Parent in accordance with the principles set forth in Section 8.4(b).

(i) Tax Contests. The Company shall promptly notify Parent in writing upon receipt prior to the Closing by it or any Company Subsidiary of notice of any pending or threatened Tax audits, proposals, assessments or reassessments relating to the income, properties or operations of the Company or any Company Subsidiary. After the Closing, Parent shall have the exclusive right to represent the interests of the Company Entities in any and all Tax audits, assessments or administrative or court proceedings relating to Tax Returns of the Company or any Company Subsidiary for all Pre-Closing Periods and Straddle Periods; provided, however, that the Sole Shareholder shall have the right to participate in any such audit, assessment or proceeding and to employ counsel of its choice for purposes of such participation to the extent that any such audit, assessment or proceeding could result in an indemnification claim by any of the Parent Indemnified Parties. In the event that Parent proposes to compromise or settle any Tax claim, or consent or agree to any Tax liability, relating to the Company or any Company Subsidiary that could result in an indemnity payment to the Parent Indemnified Parties pursuant to Section 12.2(a), the Sole Shareholder shall have the right to review and provide its written consent to such proposed compromise, settlement, consent or agreement. Parent shall not agree or consent to compromise or settle any issue or claim arising in any such audit, assessment or Proceeding on a basis that could result in liability of the Sole Shareholder for indemnification pursuant to Section 12.2(a) unless (i) the Sole Shareholder consents in writing to such settlement, compromise or concession, which consent will not be unreasonably withheld or delayed or (ii) Parent agrees in writing to waive its right to be indemnified for any Taxes that may result from the issue being settled, compromised or conceded. For the avoidance of doubt, this Section 8.4(i) shall not apply to any audit, assessment or proceeding relating to Tax Returns of the Sole Shareholder Affiliated Group, which shall be under the exclusive control of the Sole Shareholder.

(j) Transfer Taxes. In the event any Transfer Taxes are due, the Sole Shareholder and Parent shall each be responsible for, and shall pay, 50% of all Transfer Taxes.

Parent shall cause to be filed all necessary Tax Returns and other documentation required to be filed by it under Applicable Law with respect to all Transfer Taxes, and, if required by Applicable Law, the parties shall join in the execution of any such Tax Returns and other documentation. Each party shall use commercially reasonable efforts to take such actions as the other party may reasonably request in connection with efforts to mitigate, reduce or eliminate any Transfer Taxes and to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes.

(k) Tax Treatment of Merger.

(i) For U.S. federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury regulations.

(ii) The Sole Shareholder, Parent, the Company and Merger Subsidiary shall each use Reasonable Efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and before or after the Effective Time, none of the Sole Shareholder, Parent, the Company or Merger Subsidiary shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

(iii) The Sole Shareholder, Parent, the Company and Merger Subsidiary shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation 1.368-3.

(iv) Following the Merger, neither Parent nor Merger Subsidiary will take any action or fail to take any action if such action or failure to act would prevent the Merger from satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d).

(l) Conflicts. Notwithstanding anything else to the contrary in this Agreement, to the extent that this Section 8.4 conflicts with any other provision of this Agreement, this Section 8.4 shall govern with respect to the matters described in this Section 8.4. For the avoidance of doubt, Section 12.5 is not a conflict with this Section 8.4 and shall apply to the Sole Shareholder’s indemnification obligations under Section 8.4(a).

8.5 Notification of Certain Matters. Each party shall, prior to Closing, to the extent that the party has Knowledge of the following, give prompt notice of (a) the occurrence (or non-occurrence) of any event the occurrence (or non-occurrence) of which could reasonably be expected to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect, in the case of representations or warranties not qualified as to materiality or a Material Adverse Effect, or in any respect, in the case of representations or warranties that are so qualified, (b) any failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder, (c) any event, condition, fact, or circumstance that would make the timely satisfaction of any of the conditions set forth in Article IX impossible or unlikely and (d) any notice or other communication from any Person alleging that the consent or waiver of such Person is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby; provided, however, that the delivery of any notice pursuant to this Section 8.5 shall not cure the inaccuracy of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

8.6 Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties shall use its Reasonable Efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement and the other Transaction Documents. The parties will coordinate and cooperate with each other in exchanging such information and assistance as any of the parties may reasonably request in connection with the foregoing.

8.7 Sole Shareholder Representation on Parent Board. Prior to the Effective Time, Parent shall increase the number of directors of Parent by one and, subject to the fiduciary duties of Parent’s board of directors, (i) appoint, as of the Effective Time, George M. Yates as a Class II director of Parent, for a term of office continuing until the next election of one or more directors by the shareholders of Parent and thereafter until the election and qualification of his respective successor or until his earlier death, retirement, resignation or removal from the board of directors of Parent, (ii) approve compensation for George M. Yates, in his capacity as a director, such that he shall receive the same annual retainer, meeting fees and equity awards generally provided to non-employee directors of Parent and (iii) nominate George M. Yates for reelection at the Company’s 2015 annual meeting of shareholders.

8.8 Records. The Sole Shareholder may retain copies of any and all Records and may retain the originals of those Records relating to pre-Closing Tax and accounting matters. Parent and Merger Subsidiary shall preserve and keep a copy of all Records in their possession in accordance with Parent’s record retention policies and shall provide access to such records, during normal business hours, at the reasonable request of the Sole Shareholder.

ARTICLE IX

CONDITIONS PRECEDENT

9.1 Conditions to Each Party’s Obligation. The respective obligations of the Sole Shareholder, the Company, Parent and Merger Subsidiary to effect the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the Closing of the following conditions:

(a) HSR Approvals. All necessary filings will have been made under the HSR Act and other applicable Antitrust Laws, and all relevant waiting periods (and any extensions) will have expired or been earlier terminated.

(b) No Injunctions or Restraints. No (i) Proceeding shall be pending or threatened before any Governmental Authority seeking to restrain, prohibit or obtain Damages or other relief in connection with the consummation of the transactions contemplated by this Agreement; and (ii) temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or any other Transaction Document shall be in effect.

(c) No Action. No action shall have been taken, nor any statute, rule or regulation shall have been enacted, by any Governmental Authority that makes the consummation of the transactions contemplated by this Agreement or any other Transaction Document illegal.

(d) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by the Escrow Agent.

9.2 Conditions to Obligation of Parent and Merger Subsidiary. The obligation of Parent and Merger Subsidiary to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by Parent:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in Section 5.1 shall be true and correct in all material respects (other than those representations and warranties of the Company that are qualified as to materiality or a Material Adverse Effect, which shall be true and correct in all respects) on and as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties expressly speak as of an earlier date). Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect.

(c) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at the Closing by the Company pursuant to Section 10.2(b) of this Agreement shall have been delivered.

(d) No Material Adverse Effect. The Company shall not have experienced a Material Adverse Effect.

(e) Key Employee Arrangements. Each Key Employee shall have agreed to and executed a New Key Employee Arrangement.

(f) Third-Party Consents. The Company shall have received all Third-Party Consents and approvals listed on Company Disclosure Schedule 9.2(f).

(g) Due Diligence. Parent shall have completed its due diligence review of the Company Entities, the Oil and Gas Properties and the Company Business, the results of which shall be satisfactory to Parent in its sole discretion. Nothing contained in this Section 9.2(g) (or the waiver of this provision at Closing) shall limit Parent’s ability to assert Post-Closing Title Defect Notices or Post-Closing Environmental Condition Notices, as applicable.

(h) Tax Opinion. Parent shall have received the opinion of Baker Botts, L.L.P., counsel to Parent, in form and substance reasonably satisfactory to Parent and dated the Closing Date, a copy of which shall have been furnished to the Company, to the effect that (i) the Merger will qualify as a reorganization under Section 368(a) of the Code and (ii) no gain or loss will be recognized for United States federal income tax purposes by the Company or the Sole Shareholder pursuant to the Merger (except with respect to consideration other than Payment Shares received by the Sole Shareholder pursuant to this Agreement) (such opinion, the “Parent Tax Opinion”). In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of the Company and Parent. Parent shall use Reasonable Efforts to cause its tax counsel to render such opinion or to indicate in writing as soon as practicable after the execution of this Agreement as to which facts specific to the Merger preclude it from providing such opinion. Parent shall promptly advise the Sole Shareholder of its receipt of such opinion or other written indication.

9.3 Conditions to Obligations of the Company and the Sole Shareholder. The obligation of the Company and the Sole Shareholder to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by the Company:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Subsidiary set forth in Section 5.3 shall be true and correct in all material respects (other than those representations and warranties of Parent and Merger Subsidiary that are qualified as to materiality or a Material Adverse Effect, which shall be true and correct in all respects) on and as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties expressly speak as of an earlier date). The Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Subsidiary. Each of Parent and Merger Subsidiary shall have performed in all material respects all obligations required to be performed respectively by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(c) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at Closing by Parent and Merger Subsidiary pursuant to Section 10.2(a) of this Agreement shall have been delivered.

(d) No Material Adverse Effect. Parent shall not have experienced a Material Adverse Effect.

(e) Tax Opinion. The Company shall have received the opinion of Bracewell & Giuliani LLP, counsel to the Company and the Sole Shareholder, in form and substance reasonably satisfactory to the Company and dated the Closing Date, a copy of which shall have been furnished to Parent, to the effect that (i) the Merger will qualify as a reorganization under Section 368(a) of the Code and (ii) no gain or loss will be recognized for United States federal income tax purposes by the Company or the Sole Shareholder pursuant to the Merger (except with respect to consideration other than Payment Shares received by the Sole Shareholder pursuant to this Agreement) (such opinion, the “Company Tax Opinion”). In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of the Company and Parent. The Sole Shareholder shall use Reasonable Efforts to cause its tax counsel to render such opinion or to indicate in writing as soon as practicable after the execution of this Agreement as to which facts specific to the Merger preclude it from providing such opinion. The Sole Shareholder shall promptly advise Parent of its receipt of such opinion or other written indication.

(f) Statement of Resolutions. The Statement of Resolutions shall have been filed with the Secretary of State of the State of Texas.

ARTICLE X

CLOSING

10.1 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article XI, and subject to the satisfaction or waiver of the conditions set forth in Article IX, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Dallas, Texas time, on February 27, 2015 (the “Target Closing Date”) or, if all conditions in Article IX to be satisfied prior to Closing have not yet been satisfied or waived, then the fifth (5th) Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied or waived until the Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) set forth in Article IX, unless another date, time or place is mutually agreed to in writing by Parent and the Company. The date on which Closing occurs is referred to herein as the “Closing Date”.

10.2 Actions to Occur at Closing.

(a) At the Closing, Parent and Merger Subsidiary shall deliver, issue or pay, as the case may be, the following in accordance with the applicable provisions of this Agreement:

(i) The payments and issuances required to be made by Parent under Section 3.2; including (A) the payment of the Debt Pay-Off Amount to lenders or debt holders under the Pay-Off Letters, (B) the payment of Company Transaction Costs owed by the Company, (C) the payment of the Closing Cash Merger Consideration to the Sole Shareholder, (D) the issuance of the Closing Stock Consideration to the Sole Shareholder, and (E) the issuance of the Escrow Shares to the Escrow Account;

(ii) The officer’s certificates described in Sections 9.3(a) and 9.3(b);

(iii) A secretary’s certificate of Parent and the Merger Subsidiary with respect to (A) the Governing Documents of Parent and the Merger Subsidiary, (B) the

incumbency and authorization of each officer or authorized signatory executing this Agreement or any other Transaction Document and (C) resolutions of the governing bodies of Parent and the Merger Subsidiary authorizing the execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby;

(iv) A counterpart of the Registration Rights Agreement, duly executed by Parent;

(v) A counterpart of the Escrow Agreement, duly executed by Parent; and

(vi) A counterpart of the Voting Agreement, duly executed by Parent.

(b) At the Closing, the Company and/or the Sole Shareholder, as applicable, shall deliver to Parent the following:

(i) The officer’s certificates described in Sections 9.2(a) and 9.2(b);

(ii) A secretary’s certificate of the Company with respect to (A) the Governing Documents of the Company and any Company Subsidiary, (B) the incumbency and authorization of each officer or authorized signatory executing this Agreement or any other Transaction Document and (C) resolutions of the Sole Shareholder and the board of directors of the Company authorizing the execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby;

(iii) A duly executed certificate of non-foreign status of the Sole Shareholder in the form and manner that complies with Section 1445 of the Code and the Treasury regulations thereunder;

(iv) Resignation letters of each director and officer of the Company and each Company Subsidiary, other than the Key Employees;

(v) Proof of payment in full of all Debt owed by each Company Entity, other than the Retained Debt Amount, if any, and current unpaid accounts payable reflected in the Final Operating Amount calculation;

(vi) A counterpart of the Registration Rights Agreement, duly executed by the Sole Shareholder;

(vii) A counterpart of the Escrow Agreement, duly executed by the Sole Shareholder;

(viii) Appropriate change of operator forms for the Oil and Gas Properties operated by the Company or its Affiliates, designating Merger Subsidiary as operator of such Oil and Gas Properties;

(ix) Releases and terminations of any mortgages, deeds of trust, assignments of production, financing statements, fixture filings, and other encumbrances and interests burdening the Oil and Gas Properties (or any thereof) in favor of PlainsCapital Bank; and

(x) A counterpart of the Voting Agreement, duly executed by the Sole Shareholder.

(c) Pursuant to Section 2.2, the Company and Parent shall cause the Certificate of Merger to be properly executed and filed with the Secretary of State of the State of Texas on the Closing Date.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

11.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the other party has breached (which, in the case of the right of termination by the Company, shall also include any breach by Merger Subsidiary) or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach (A) would give rise to the failure of a condition to the Closing under Section 9.1, Section 9.2 or Section 9.3 of this Agreement and (B) either (1) cannot be cured or (2) if it can be cured, has not been cured prior to 5:00 p.m. on the date that is fifteen (15) Business Days following receipt by the breaching party of written notice of such breach (the “Cure Period”); and, without limiting the generality of the foregoing, there shall be no Cure Period for Parent’s failure to obtain all funds on or prior to the Closing Date or to provide for the issuance of the Payment Shares necessary to consummate the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents in accordance with the terms and conditions hereof and thereof (which failure shall constitute a material breach of this Agreement); provided, that neither Parent nor the Company shall have the right to terminate the Agreement pursuant to this Section 11.1(b)(i) if, at the time of such termination, such party’s breach of this Agreement has been the cause of, or resulted in, the failure of a condition to the Closing hereunder to occur on or before such date;

(ii) if any Governmental Authority of competent jurisdiction shall have issued any law or Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such law, Order or other action shall have become final and nonappealable, or if there shall be adopted following the date hereof any law or Order that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(iii) if the Closing shall not have occurred on or before 5:00 p.m. on March 31, 2015, which date (A) shall be automatically extended by sixty (60) days in connection with any applicable waiting periods with respect to obtaining HSR approval for the Merger and (B) may be extended from time to time by the mutual written agreement of Parent and the

Company (such date, as extended, the “Termination Date”); provided, that the right to terminate this Agreement under this Section 11.1(b)(iii) shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of a condition to the Closing hereunder to occur on or before the Termination Date.

11.2 Notice of Termination; Effect of Termination.

(a) A terminating party shall provide notice of termination to the other party specifying with reasonable particularity the reason for such termination and the provision of this Agreement pursuant to which such termination is being made, and any such termination in accordance with Section 11.1 shall be effective immediately upon delivery of such written notice to the other party, subject to any applicable Cure Period;

(b) In the event of the termination of this Agreement by either the Company or Parent as provided in Section 11.1, this Agreement shall forthwith become void and there shall be no liability or obligation hereunder on the part of Parent, Merger Subsidiary, the Sole Shareholder or the Company, any Company Subsidiary or their respective Affiliates, directors, officers, employees or equityholders, except that (i) Article I, this Article XI and Article XIII shall survive such termination and (ii) no such termination shall relieve any party from any liability or obligation with respect to a breach of any term or provision hereof and the non-breaching party shall have all rights and remedies available at law or in equity in respect thereof.

11.3 Return of Confidential Information. Within ten (10) Business Days following termination of this Agreement in accordance with Section 11.1, Parent shall, and shall cause Merger Subsidiary and its respective Affiliates and representatives to, return to the Company, or destroy, all Confidential Information (as defined in the Confidentiality Agreement) furnished or made available to Parent and Merger Subsidiary and their respective Affiliates and representatives by or on behalf of the Company, and all analyses, compilations, data, studies, notes, interpretations, memoranda or other documents prepared by Parent or Merger Subsidiary or any of their respective Affiliates or representatives (including electronic copies thereof) that contain, or are based on, in whole or in part, any such Confidential Information. Parent shall deliver a certificate signed by an executive officer certifying that Parent has complied with the requirements of this Section 11.3. Notwithstanding the foregoing, Parent, Merger Subsidiary and their respective Affiliates and representatives shall not be required to return or destroy Confidential Information that is contained on back-up servers or other data storage or archival systems if such Confidential Information is deleted from local hard drives and no attempt is made to recover such Confidential Information from such back-up servers or other data storage or archival systems.

ARTICLE XII

SURVIVAL; INDEMNITY

12.1 Survival. The representations and warranties set forth in Section 5.1 and Section 5.3 shall survive the Closing (a) indefinitely, with respect to the Parent Fundamental Representations, the Company Fundamental Representations and the Sole Shareholder Fundamental Representations, (b) for a period of eighteen (18) months after the Closing, with respect to all other representations and warranties under this Agreement (other than representations and warranties contained in Section 5.1(p) (Environmental Matters) and Section 5.1(q) (Taxes)), (c) for a period of twenty-four (24) months after the Closing, with respect to the representations and warranties contained in Section 5.1(p) (Environmental Matters), and (d) until thirty (30) days after the expiration of the applicable statute of limitations with respect to representations and warranties contained in Section 5.1(q) (Taxes). The covenants and agreements of the parties hereto contained in this Agreement which only apply to pre-Closing periods shall not survive Closing, and covenants and agreements which continue beyond the Closing shall survive the Closing for a period of twelve (12) months or for such lesser period as may be specified herein; provided, however, that (i) the Sole Shareholder’s covenants and agreements under Section 4.7 and the indemnity obligations pursuant to this Article XII with respect thereto shall survive for a period of four (4) years after Closing, (ii) the Sole Shareholder’s covenants and agreements under Section 6.5 and the indemnity obligations pursuant to this Article XII with respect thereto shall survive indefinitely, (iii) the covenants and agreements of the parties under Section 8.4 and the indemnity obligations pursuant to this Article XII with respect thereto shall survive until thirty (30) days after the expiration of the applicable statute of limitations and (iv) the indemnity obligations pursuant to this Article XII shall survive indefinitely. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have properly been given (in accordance with this Article XII) to the party against whom such indemnity may be sought prior to the time at which it would otherwise terminate pursuant to the preceding sentences.

12.2 Indemnification.

(a) Effective after the Closing, subject to the terms, conditions of, and the limitations set forth in this Article XII, the Sole Shareholder hereby agrees to indemnify Parent and its Affiliates and their respective equity holders, officers, directors, managers and employees (“Parent Indemnified Parties”) against and shall hold each of them harmless from any and all damage, liability, loss, fine, penalty, cost and expense (including court costs and reasonable consultants’ and attorneys’ fees and expenses) (“Damages”) arising from, based upon, related to or associated with (i) any breach or inaccuracy of any of the representations and warranties of the Company or the Sole Shareholder contained in Section 5.1 or Section 5.2 of this Agreement (without giving effect, in determining the amount of Damages, to any materiality or similar qualification limiting the scope of such representation or warranty), (ii) any breach of any covenant or agreement of the Company or the Sole Shareholder that survives Closing pursuant to this Agreement, (iii) the Sole Shareholder’s indemnification obligations pursuant to Section 8.4(a) of this Agreement, (iv) the Specified Matters to the extent claims are made with respect thereto within the applicable statute of limitations and (v) any of the Excluded Liabilities, EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEE, OR THIRD PERSON, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON. No claim for indemnification may be brought by Parent Indemnified Parties unless the aggregate amount of Damages with respect to all such claims exceeds $500,000 (the “Deductible”), at which point Parent Indemnified Parties may recover all Damages in excess of the Deductible. The Deductible shall not apply to (1) inaccuracies in or breaches of any of the Company Fundamental Representations, the Sole Shareholder Fundamental Representations or the representations contained in Section 5.1(q) or (2) the indemnification obligations set forth in clauses (ii), (iii), (iv) or (v) of this Section 12.2(a) (collectively, the “Limitation Exceptions”). The maximum aggregate liability for all indemnification claims (other than the Limitation Exceptions) shall not exceed $30,000,000 and the maximum aggregate liability for all indemnification claims (including the Limitation Exceptions) shall not exceed the Merger Consideration.

(b) Effective after the Closing, subject to terms and conditions of this Article XII, Parent hereby indemnifies the Sole Shareholder and its respective Affiliates and their respective officers, directors, equity holders, managers and employees (“Company Indemnified Parties”) against and shall hold each of them harmless from any and all Damages arising from, based upon, related to or associated with (i) any breach or inaccuracy of any of the representations and warranties of Parent or Merger Subsidiary contained in Section 5.3 of this Agreement (without giving effect, in determining the amount of Damages, to any materiality or similar qualification limiting the scope of such representation or warranty), (ii) any breach of any covenant or agreement of Parent or Merger Subsidiary that survives Closing pursuant to this Agreement, (iii) any Assumed Liabilities other than those for which indemnification by the Sole Shareholder is expressly provided for under Section 12.2(a), and (iv) Taxes of the Company and each Company Subsidiary that are not the responsibility of the Sole Shareholder under Section 8.4(a), EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEE, OR THIRD PERSON, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON. The total amount of payments that Parent and Merger Subsidiary can be required to make to the Company Indemnified Parties pursuant to this Section 12.2 shall be limited to the Merger Consideration.

12.3 Third-Party Claim Procedures.

(a) The party seeking indemnification under Section 12.2 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third-Party Claim”) in respect of which indemnity may be sought under Section 12.2. Such notice shall set forth in reasonable detail such Third-Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party), and the calculation of Damages. The Indemnified Party shall notify the Indemnifying Party within ten (10) days after it becomes aware of any Third-Party Claim in respect of which indemnity may be sought under Section 12.2; provided, that the failure to so notify the Indemnifying Party within such time period shall not relieve the Indemnifying Party of its obligations or liability hereunder, except to the extent such failure prejudices the Indemnifying Party’s ability to defend the Third-Party Claim. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party reasonably satisfactory to the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall continue to be entitled to assert any limitation of any claims contained in this Article XII.

(c) If the Indemnifying Party elects to assume the defense of any such Third-Party Claim, it shall notify the Indemnified Party in writing of its intent to do so and the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. The Indemnifying Party will have the right to assume control of such defense of the Third-Party Claim provided the Indemnifying Party shall keep the Indemnified Parties advised of the status of such Third-Party Claim and the defense thereof on a reasonably current basis. If the Indemnifying Party assumes the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 12.3, the Indemnified Party shall be entitled to participate in the defense of any such Third-Party Claim and to employ, at its expense, separate counsel of its choice for such purpose, it being understood, however, that the Indemnifying Party shall continue to control such defense; provided, that, notwithstanding the foregoing, the Indemnifying Party shall pay the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses) of the Indemnified Party if the Indemnified Party’s outside counsel shall have reasonably concluded that (x) there are defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, or (y) there is a conflict of interest that would make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnifying Party and the Indemnified Party. Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise or consent to the entry of a judgment with respect to which indemnification is being sought hereunder, in each case, without the Indemnified Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) unless the settlement, compromise or consent (i) includes an unconditional release of the Indemnified Party from all liability arising out of such Third-Party Claim and (ii) does not contain any admission or statement of any wrongdoing or liability on behalf of the Indemnified Party.

(d) Each party shall reasonably cooperate, and cause their respective Affiliates to reasonably cooperate, in the defense or prosecution of any Third-Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

12.4 Direct Claim Procedures. If the Indemnified Party has a claim for indemnity under Section 12.2 against the Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party) and the calculation of Damages. The failure to promptly notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure prejudices the Indemnifying Party’s ability to defend the claim. If the Indemnifying Party does not notify the Indemnified Party within forty-five (45) calendar days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article XII, such direct claim for indemnity specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this Article XII and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand, or in the case of any notice in which the amount of the direct claim for indemnity (or any portion thereof) is estimated, on such later date when the amount of such direct claim (or such portion thereof) becomes finally determined.

12.5 Calculation of Damages. The obligation of the Indemnifying Party to indemnify the Indemnified Party under Section 12.2 is subject to the following limitations:

(a) The amount of any Damages payable under Section 12.2 by the Indemnifying Party shall be reduced by (i) any Tax benefits actually realized by the Indemnified Party on or prior to the date of the claim that result from or arise out of such Damages, net of any corresponding Tax costs incurred by such party and (ii) any amounts recoverable by the Indemnified Party under applicable insurance policies or from any other Person alleged to have responsibility. Each Indemnified Party shall pursue in good faith all claims available under such third-party insurance coverage and from any Person alleged to have responsibility. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages (which were not earlier taken into account in calculating Damages), subsequent to an indemnification payment by the Indemnifying Party, then the Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or out-of-pocket expense incurred by the Indemnifying Party in connection with providing such indemnification payment up to the amount actually received by the Indemnified Party.

(b) The Indemnifying Party shall not be liable under Section 12.2(a) or 12.2(b) for any consequential, punitive, incidental, indirect, special or exemplary Damages (including lost profits, opportunity costs or damages based upon a multiple of earnings), whether based on contract, strict liability, other Applicable Law or otherwise and whether or not arising from any other party’s sole, joint or concurrent negligence, strict liability or other fault; provided, however, that the Indemnifying Party shall be liable for such consequential, punitive, incidental or indirect or special Damages (including lost profits) to the extent such consequential, punitive, incidental, indirect, special or exemplary Damages (including lost profits, opportunity costs or damages based upon a multiple of earnings) are recovered against an Indemnified Party by a Person that is not an Indemnified Party or an Affiliate of such Indemnified Party.

(c) The Indemnified Party shall take all reasonable steps to mitigate any Damages for which the Indemnified Party seeks indemnification under this Agreement and shall use Reasonable Efforts to avoid any costs or expenses associated with such claim and, if such costs and expenses cannot be avoided, to use Reasonable Efforts to minimize the amount thereof.

(d) Any indemnity payment under this Agreement shall be treated as an adjustment to the Merger Consideration for Tax purposes.

12.6 Exclusive Remedy. After the Closing, the remedies set forth in Article IV, Section 8.4 and Section 12.2 or the applicable Transaction Documents will provide the sole and exclusive remedies arising out of, in connection with, relating (directly or indirectly) to, or arising under this Agreement, the Transaction Documents and any other document, agreement, certificate or other instrument delivered pursuant hereto or the transactions contemplated by this Agreement, including any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby (other than (i) in the case of intentional misrepresentation or fraud or (ii) equitable remedies as they relate to breaches of covenants or other agreements contained herein to the extent such covenants or agreements are to be performed after the Closing), regardless of Applicable Law or the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity or otherwise.

12.7 Disclaimer. EXCEPT AS AND TO THE EXTENT SPECIFICALLY SET FORTH IN SECTION 4.1, SECTION 5.1 OR SECTION 5.2 OF THIS AGREEMENT, (I) THE COMPANY, THE COMPANY SUBSIDIARIES AND THE SOLE SHAREHOLDER MAKE NO OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED AND (II) EACH OF THE COMPANY, THE COMPANY SUBSIDIARIES AND THE SOLE SHAREHOLDER EXPRESSLY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PARENT OR MERGER SUBSIDIARY OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES. THE COMPANY AND PARENT AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 12.7 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

ARTICLE XIII

GENERAL PROVISIONS

13.1 Amendment and Modification. This Agreement may be amended only by written agreement of the parties hereto.

13.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Governmental Authority making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

13.3 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred by the parties hereto in connection with the transactions contemplated by this Agreement shall be borne solely and entirely by the party that has incurred such expenses.

13.4 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns. Nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except as expressly set forth herein.

13.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered by hand, mailed by registered or certified mail (return receipt requested), sent by email (following appropriate confirmation of receipt by return email, including an automated confirmation of receipt) or sent by Federal Express or other recognized overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to Parent or Merger Subsidiary, to:

Matador Resources Company

One Lincoln Centre

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

Attention: General Counsel

Email: cadams@matadorresources.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

Attention: Douglass M. Rayburn

Email: doug.rayburn@bakerbotts.com

(b)	If to the Sole Shareholder or (prior to the Closing) the Company, to:

HEYCO Energy Group, Inc.

2911 Turtle Creek Blvd., Suite 250

Dallas, Texas 75219

Attn: Tara Lewis

Email: tlewis@heycoenergy.com

with a copy (which shall not constitute notice) to:

Bracewell & Giuliani LLP

711 Louisiana Street

Suite 2300

Houston, Texas 77002

Attention: Charles H. Still, Jr.

Email: charles.still@bgllp.com

Any of the above addresses may be changed at any time by notice given as provided above; provided, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, on the date of receipt, if transmitted by facsimile, three (3) Business Days after the date of mailing, if mailed by registered or certified mail, return receipt requested and one (1) Business Day after the date of sending, if sent by Federal Express or other recognized overnight courier.

13.6 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other customary means of electronic transmission (e.g., pdf)) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

13.7 Time. Time is of the essence in each and every provision of this Agreement.

13.8 Entire Agreement. This Agreement (which term shall be deemed to include the Exhibits and Schedules hereto and the other certificates, documents and instruments delivered hereunder), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the other Transaction Documents and the Confidentiality Agreement. There are no representations or warranties, agreements or covenants other than those expressly set forth in this Agreement, the other Transaction Documents and the Confidentiality Agreement. The parties hereto represent and acknowledge that in executing the Agreement, the parties do not rely on, have not relied on, and specifically disavow any reliance on any communications, promises, statements, inducements, or representation(s), written or oral, by any other party hereto, except as expressly contained in this Agreement. The parties hereto represent that they relied on their own judgment in entering into this Agreement.

13.9 Public Announcements. No party hereto shall issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Parent and the Company (such consent not to be unreasonably withheld, conditioned or delayed), except that any party may make any disclosure required by Applicable Law (including federal securities laws) or by the applicable rules of any stock exchange on which Parent or its Affiliates lists securities if it determines in good faith that it is required to do so.

13.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, whether by operation of law or otherwise. Any assignment in violation of the foregoing shall be null and void.

13.11 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW PROVISIONS.

Consent to Jurisdiction; Venue.

(a) The parties hereby irrevocably and unconditionally agree that federal or state courts located in Dallas County, Texas shall have exclusive jurisdiction over all disputes between the parties with respect to this Agreement. The parties hereto agree that a final judgment in any such claim shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. The parties hereby waive trial by jury in any action, proceeding, or counterclaim brought by any party against another in any matter whatsoever arising out of, in relation to, or in connection with, this Agreement or the Transaction Documents.

(b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any court described in paragraph (a) above and the defense of an inconvenient forum to the maintenance of such claim in any such court.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

SOLE SHAREHOLDER:

HEYCO ENERGY GROUP, INC.

By:	/s/ George M. Yates
Name:	George M. Yates
Title:	President

COMPANY:

HARVEY E. YATES COMPANY

By:	/s/ George M. Yates
Name:	George M. Yates
Title:	President

PARENT:

MATADOR RESOURCES COMPANY

By:	/s/ Joseph Wm. Foran
Name:	Joseph Wm. Foran
Title:	Chairman & CEO

MERGER SUBSIDIARY:

MRC DELAWARE COMPANY, LLC

By:	/s/ Joseph Wm. Foran
Name:	Joseph Wm. Foran
Title:	Chairman & CEO

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER